
13003056


IMMUNOMEDICS,® INC.

ANNUAL REPORT

CHAIRMAN'S MESSAGE

For a company of our size, I believe we have the broadest and most diverse pipeline of product candidates. With the addition of IMMU-130 and IMMU-132, the antibody-drug conjugates (ADC) now in Phase II clinical trials, our pipeline has the potential of addressing more than 80% of all human cancers, based on incidence. This represents a tremendous commercial opportunity for the Company, since the global cancer market is projected to grow to $81 billion in 2016, with targeted therapies currently dominating this sector. But most importantly, we believe our products can improve the survival and outcome of cancer patients.

Cancer, however, is not a single disease. To address the various types, we have created our antibody-based agents using our proprietary technologies designed to exploit different mechanisms of action. For blood cancers, as well as autoimmune diseases, we are employing epratuzumab, veltuzumab, and milatuzumab as unlabeled antibodies targeting 3 different antigens on B-lymphocytes.

For solid cancers, we have adopted a different strategy. In pancreatic cancer, we attach a potent radioactive isotope, yttrium-90, to clivatuzumab, our pancreatic-cancer humanized antibody. Our approach is to give this antibody-directed radiation therapy repeatedly to patients. Results thus far have been promising. For other solid cancers, we conjugate the chemotherapeutic drug, SN-38, to 2 of our humanized antibodies targeting epithelial cancer cells, using a linker technology we have developed that allows more SN-38 to become available for the tumors than when its parent compound, irinotecan, is given as practiced currently. We are also developing SN-38 ADCs for the therapy of lymphomas and leukemias, but this is still in preclinical studies.

Complementary with this robust pipeline, our current research efforts are focusing on cancer immunotherapy using bispecific T-cell-targeting antibodies assembled by our patented DOCK-AND-LOCK™, or DNL™, antibody reengineering platform. Our goal is to develop these DNL™ constructs for cancer and infectious disease therapies by directing a patient's T cells to tumors or infected target cells to institute an immune response. Although this is an intensely pursued technology, we believe we can offer important advances to enhance efficacy and better control toxicities.

Our innovations and inventions continue to receive external recognition, as the Institute of Electrical and Electronics Engineers Spectrum ranked us in the top 10 in the Biotechnology and Pharmaceuticals category in its 2012 Patent Power Scorecards. The ranking was based on the number and quality of our U.S. patents issued in 2011, reflected in characteristics such as growth, impact, originality, and general applicability of the patents.

To support the development and commercialization of our pipeline, we are reorganizing our Board of Directors with the recent appointment of Richard Sherman. We are grateful to our retiring Board members, Morton Coleman, MD, and Marcella LoCastro, for their contributions to our Company. We also thank Gerard Gorman for his past services as Chief Financial Officer, and his continued support as we transition to our CFO, Peter Pfreundschuh.

It is more than 30 years since I founded Immunomedics, with the first vision being the development of diagnostic imaging agents based on specific anti-cancer antibodies, which resulted in regulatory approvals of CEA-Scan® and LeukoScan®. Our technology and product emphases have changed over the years, and we have reinvented our science and business prospects several times. In reviewing this, I must admit that I have never been so enthusiastic and optimistic as we create and test new forms of antibody-based therapeutics, not only for cancer, but also for the treatment of autoimmune diseases. It is also gratifying that during our many clinical trials, many patients had durable responses to these experimental agents.

I am thus grateful to our stockholders for their patience and confidence during this journey.

Sincerely,



David M. Goldenberg, ScD, MD
Chairman and Founder

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2013.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________.

Commission file number: 0-12104

IMMUNOMEDICS, INC.
(Exact name of registrant as specified in its charter)

Delaware **(State of incorporation)**	**61-1009366** **(I.R.S. Employer Identification No.)**
300 The American Road, Morris Plains, New Jersey **(Address of principal executive offices)**	**07950** **(Zip Code)**

Registrant's telephone number, including area code: (973) 605-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§299.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller Reporting Company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates computed by reference to the price at which the common stock was last sold as of December 31, 2012 was $221,000,000. The number of shares of the registrant's common stock outstanding as of August 19, 2013 was 82,935,623.

Documents Incorporated by Reference:

Certain information required in Part III of this Annual Report on Form 10-K will be set forth in, and incorporated from the registrant's Proxy Statement for the 2013 Annual Meeting of Stockholders, which will be filed by the registrant with the Securities and Exchange Commission not later than 120 days after the end of the registrant's fiscal year ended June 30, 2013.

PART I

Item 1. *Business*

Introduction

Immunomedics is a New Jersey-based biopharmaceutical company primarily focused on the development of monoclonal antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. We have developed a number of advanced proprietary technologies that allow us to create humanized antibodies that can be used either alone in unlabeled or "naked" form, or conjugated with radioactive isotopes, chemotherapeutics, cytokines or toxins, in each case to create highly targeted agents. Using these technologies, we have built a pipeline of therapeutic product candidates that utilize several different mechanisms of action. We have also been one of the first companies to test antibody combinations as a possibly improved method of cancer therapy, and as a result have also embarked on the development of bispecific (bifunctional) monoclonal antibodies targeting two distinct antigens on the same cancer cells.

We have exclusively licensed our product candidate, epratuzumab, to UCB S.A., or UCB, for the treatment of all non-cancer indications worldwide. Epratuzumab's most advanced clinical testing is for the treatment of systemic lupus erythematosus, or SLE (lupus), which is currently being evaluated by UCB in two Phase III clinical trials in patients with lupus. At present, there is no cure for lupus and no new lupus drug had been approved in the U.S. in over 50 years until the approval of belimumab. We continue to develop epratuzumab in oncology indications, namely in non-Hodgkin lymphoma, or NHL, and acute lymphoblastic leukemia, or ALL, and are advancing trials in cooperation with study groups in the U.S. and Europe. In addition, we have exclusively licensed our product candidate, veltuzumab, in the subcutaneous formulation, to Nycomed GmbH, or Nycomed, now a wholly-owned subsidiary of Takeda ("Takeda-Nycomed") for the treatment of all non-cancer indications worldwide. Takeda-Nycomed is currently planning to develop veltuzumab in patients with SLE. We have retained the rights to develop, manufacture and commercialize veltuzumab in the field of oncology.

During fiscal year 2013, we have completed a Phase Ib clinical trial evaluating clivatuzumab tetraxetan (*h*PAM4) labeled with yttrium-90, or Y-90, with and without low-dose gemcitabine, in pancreatic cancer patients who had received at least 2 prior therapies. We have also completed the Phase I portion of a National Cancer Institute, or NCI, grant-supported study combining unlabeled veltuzumab with Y-90-labeled epratuzumab tetraxetan in patients with diffuse large B-cell lymphoma, or DLBCL, the aggressive form of NHL, and have received approval and funding from NCI to transition the study into a Phase II clinical trial. Other completed studies include milatuzumab and veltuzumab, separately as a monotherapy, in patients with chronic lymphocytic leukemia, or CLL. Veltuzumab is also being studied as a therapy for the autoimmune disease, immune thrombocytopenia, or ITP. Patient enrollment into a Phase I/II trial for this indication has been completed.

In addition, we have 3 product candidates from our robust antibody-drug conjugate, or ADC, program in clinical development. Milatuzumab conjugated with the chemotherapeutic, doxorubicin, is in dose-escalation studies in patients with multiple myeloma (MM), NHL or CLL. The second ADC in our clinical pipeline is labetuzumab-SN-38. The first human trial of this agent is a dose-escalation study in heavily-pretreated patients with metastatic colorectal cancer. We have opened a second study in the same disease setting using a different dosing frequency, in anticipation of achieving faster tumor responses from increased cumulative doses. Our third clinical program with an ADC is hRS7-SN-38. We have initiated a multicenter dose-escalation trial evaluating this ADC in patients with bladder, breast, colorectal, esophageal, gastric, head and neck, hepatocellular, kidney, small-cell and non-small-cell lung, pancreatic, prostate or ovarian cancers.

Our foremost clinical goals for fiscal year 2014 are the following:

1. Initiate a Phase III registration trial of Y-90-labeled clivatuzumab tetraxetan combined with low-dose gemcitabine in patients with relapsed pancreatic cancer. We will need to secure additional funding to advance clivatuzumab through this planned Phase III trial;

2. Expand the NCI-funded study of Y-90-labeled epratuzumab tetraxetan combined with veltuzumab in aggressive NHL into a Phase II trial;
3. Expand the 3 ADCs into Phase II clinical trials:
   a. Milatuzumab-doxorubicin in MM, NHL or CLL;
   b. Labetuzumab-SN-38 in colorectal cancer;
   c. hRS7-SN-38 in solid cancers;
4. Launch 3 new studies with:
   a. Milatuzumab in graft-versus-host disease;
   b. Subcutaneously-administered milatuzumab in SLE (anticipated funding by the U.S. Department of Defense);
   c. IMMU-114, a humanized anti-HLA-DR antibody, as a monotherapy for NHL and CLL. An IND for this trial has been accepted by the FDA.

We also have a majority ownership in IBC Pharmaceuticals, Inc., or IBC, which is developing a novel DOCK AND LOCK™ method, or DNL™, with us for making fusion proteins and multifunctional antibodies, as well as a new method of delivering imaging and therapeutic agents selectively to disease, especially different solid cancers (colorectal, lung, pancreas, breast, etc.), by proprietary, antibody-based, pretargeting methods. The first DNL™ product to enter the clinic was TF2, which is in two early Phase I studies in breast and small-cell-lung cancers, conducted by our European collaborators.

We believe that our portfolio of intellectual property, which includes approximately 227 active patents issued in the United States and more than 400 foreign patents, protects our product candidates and technologies.

Therapeutic Product Candidates

We currently have antibody product candidates in clinical development targeting B-cell malignancies, other B-cell mediated diseases, and various solid tumors. All of our therapeutic product candidates are "humanized" antibodies, which means that the portion of the antibody that is derived from mouse (murine) DNA sequences is generally less than 10%.

We believe that each of our antibodies has therapeutic potential either when administered as a naked antibody or when conjugated with therapeutic radioisotopes (radiolabeled), chemotherapeutics, cytokines or other toxins to create unique and potentially more effective treatment options. The attachment of various compounds to antibodies is intended to allow the delivery of these therapeutic agents to tumor sites with better specificity than conventional radiation therapy or chemotherapy approaches. This treatment method is designed to reduce the total exposure of the patient to the therapeutic agents, which ideally minimizes debilitating side effects. We are currently focusing our efforts on unlabeled, or "naked" antibodies and antibodies conjugated with drugs, cytokines, or toxins, and on the use of radioisotopes, such as Y-90.

We also have a number of other product candidates that target solid tumors and hematologic malignancies, as well as other diseases, in various stages of pre-clinical development, although it is too early to assess which of these, if any, will merit further evaluation in clinical trials.

CD22 Program: Epratuzumab

Our most advanced therapeutic product candidate, epratuzumab, is a humanized antibody which targets CD22, an antigen found on the surface of B lymphocytes, a type of white blood cell. In contrast to some other B-cell antibodies, it appears that epratuzumab does not work by ablating all B cells, but instead by modulating them. Epratuzumab does not evoke substantial anti-epratuzumab antibodies in NHL patients, even after repeated dosing, making it a potentially good candidate for treating patients with chronic, autoimmune diseases. As noted above, we have licensed epratuzumab to UCB for the treatment of all non-cancer indications worldwide and have retained the rights for oncology indications.

In December 2010, UCB initiated two Phase III clinical trials in SLE. This autoimmune disease is chronic and potentially fatal, with a variable and unpredictable course. It can affect any part of the body, but most often harms the heart, joints, skin, lungs, blood vessels, liver, kidneys and nervous system, and is characterized by periods of flares, or exacerbations, interspersed with periods of improvement or remission. Although the exact function of CD22 is not fully understood, it is known to be involved in B-cell development, function and survival. B cells are known to contribute to SLE symptoms by producing antibodies against the body's own tissues, causing the body's immune system to turn on itself, attacking cells and tissues, and resulting in inflammation and tissue damage.

The two pivotal trials are multicenter, placebo-controlled, randomized, double blind studies designed to confirm the clinical efficacy and safety of epratuzumab in the treatment of patients with moderate to severe SLE, in addition to continuing standard-of-care treatments. Each study will last a maximum of 54 weeks after first dose and will randomize 780 patients, with approximately 130 planned investigational sites per study. First results from these trials are expected in the first quarter of calendar year 2015.

UCB launched these pivotal studies based on encouraging results from the Phase IIb study it completed in fiscal year 2010. Results from this study were published in 2013. A total of 227 lupus patients were randomized into this study, 30% with moderate disease activity and 70% with severe disease activity in multiple organ systems. Patients were randomized to receive 1 of 5 epratuzumab doses or placebo. The primary endpoint of the Phase IIb study was to measure efficacy at week 12 post therapy based on a comprehensive composite clinical activity index emphasizing British Isles Lupus Assessment Group (BILAG), a computerized index developed for measuring clinical disease activity in patients with SLE.

Overall, all epratuzumab treatment groups had higher responder rates than placebo, with the 600 mg weekly group and the 2,400 mg cumulative dose combined group reaching statistical significance. Moreover, differences in responder rates between the epratuzumab 600 mg weekly and 1,200 mg every other week groups and placebo were observed as early as week 8 after treatment, with further improvement at week 12.

Two hundred and three patients from the Phase IIb trial continued to participate in an open-label extension study where all patients received 1,200 mg epratuzumab at weeks 0 and 2 of 12-week cycles to evaluate the long-term effects of epratuzumab treatment. As reported by lupus investigators at the European League Against Rheumatism 2013 Congress, data from the extension study, relative to the Phase IIb trial, identified no new safety or tolerability signals. In addition, relative to baseline values of the Phase IIb trial, the efficacy of epratuzumab, as measured by reduction in disease activity, was maintained over two years, with decreases in corticosteroid use in patients receiving >7.5 mg/day.

Results from the earlier ALLEVIATE trials were also published in 2013.

Epratuzumab has received Fast Track Product designation from the U.S. Food and Drug Administration, or FDA, for the treatment of patients with moderate or severe SLE.

In oncology, epratuzumab remains of interest to the oncology community and is being studied in diverse clinical trials conducted by the National Institutes of Health and outside third parties.

Yttrium-90-Labeled Clivatuzumab Tetraxetan Program

Yttrium-90-labeled clivatuzumab tetraxetan, or *h*PAM4 labeled with Y-90, is our therapeutic product candidate for patients with pancreatic cancer. Radioimmunotherapy, or RAIT, combines the targeting power of monoclonal antibodies with the cell-damaging ability of localized radiation. When infused into a patient, these radiation-carrying antibodies circulate in the body until they locate and bind to the surface of specific cells, and then deliver their cytotoxic radiation more directly to the cells. This therapy mainly selects cancer cells, may have fewer side effects than chemotherapy, and may be administered on an outpatient basis in the U.S.

Clivatuzumab is a humanized monoclonal antibody that recognizes a mucin protein that is highly specific for pancreatic cancer. Preclinical studies in mice with transplanted human pancreatic cancer demonstrated that the antibody labeled with Y-90 has activity by itself, as well as in combination with gemcitabine, a radiosensitizing chemotherapeutic that is commonly used to treat patients with this disease. A Phase I dose-escalation (single dose), multicenter, trial of Y-90-labeled clivatuzumab tetraxetan given alone in relapsed, advanced pancreatic cancer patients was published in 2011.

We have also completed a Phase I/II, open-label trial of Y-90-labeled clivatuzumab tetraxetan administered as fractionated, multi-doses, in combination with gemcitabine as frontline therapy for patients with Stage III or Stage IV pancreatic cancer. The Phase I portion of this study was published in 2012. Final results from this study were reported at the 2012 American Society of Clinical Oncology (ASCO) annual meeting to show a median overall survival (OS) of 11.8 months in patients receiving repeated cycles of the Y-90-labeled antibody in combination with low-dose gemcitabine.

A new Phase Ib trial of Y-90-labeled clivatuzumab tetraxetan administered alone as fractionated, multi-doses, or in combination with gemcitabine, was initiated in patients with pancreatic cancer who have received at least 2 prior therapies. For these relapsed patients, there is no agreed standard-of-care, and options for further therapy are limited. Clivatuzumab may offer an attractive alternative, especially for those patients with adequate performance status who are unable or unwilling to accept the side effects of chemotherapy.

A total of 58 patients were randomized to receive either Y-90-labeled clivatuzumab tetraxetan once-a-week for 3 weeks at 6.5 mCi/m^2 with gemcitabine 200 mg/m^2 given weekly x 4 weeks or Y-90-labeled clivatuzumab tetraxetan given alone. This treatment cycle was repeated every 4 weeks until unacceptable toxicity, patient deterioration or patient withdrawal. Patients were followed for one year or until death. The median age of these patients was 65, with a median of 1.6 years from initial diagnosis, and a median of 3 (2-6) prior treatments.

Results from 53 patients who completed at least one treatment cycle were reported in an oral presentation at the European Society for Medical Oncology 15th World Congress on Gastrointestinal Cancer. The median OS for the combination of Y-90-labeled clivatuzumab tetraxetan and low-dose gemcitabine was 119 days, a significant improvement over the median OS of 80 days with Y-90-labeled clivatuzumab tetraxetan alone (P=0.04). Furthermore, for the 23 patients who received multiple cycles of therapy, the median OS increased to 157 days in the combination arm compared with 103 days in the radiolabeled antibody-only arm.

In fiscal 2014, we plan to launch a Phase III clinical trial with Y-90-labeled clivatuzumab tetraxetan in combination with low-dose gemcitabine as a therapy for pancreatic cancer patients with 2 or more prior treatments. Additional funding to support this trial will be needed.

Y-90-labeled clivatuzumab tetraxetan has Orphan Drug status in both the U.S. and the European Union, and fast-track status in the U.S. for the treatment of pancreatic cancer.

CD20 Program: Veltuzumab

Similar to CD22, CD20 is an antigen that is expressed on B-lymphocytes. Constructed using the same donor frameworks as epratuzumab, veltuzumab is a humanized anti-CD20 monoclonal antibody. Current biological therapy with monoclonal antibodies for NHL includes rituximab ($7.14 billion world-wide sales in 2012 of which 84% were from oncology), a chimeric antibody comprised of one-third mouse and two-thirds human protein that binds to the CD20 antigen.

We have licensed veltuzumab to Takeda-Nycomed, who is responsible for all costs associated with current and future clinical development, manufacturing and commercialization of veltuzumab, in the subcutaneous formulation, for all non-cancer indications worldwide. Under the terms of the Nycomed Agreement, we retain the right to develop veltuzumab in the field of oncology and have the right to co-promote veltuzumab for the immune thrombocytopenia, or ITP, indication in the United States. On September 30, 2011, Takeda Pharmaceutical Company Limited completed its acquisition of Nycomed and made Nycomed a wholly owned subsidiary of Takeda effective the same day.

The first autoimmune disease indication for veltuzumab has been ITP. We have completed patient enrollment into the current ITP trial, which is funded by Takeda-Nycomed. Results from this study were presented at the 2012 ASH annual meeting.

Two subcutaneous dosing cohorts were evaluated in this open-label trial. The first cohort of 34 patients received 2 veltuzumab doses at 80, 160 or 320 mg administered 2 weeks apart for a total dose of 160, 320 or 640 mg, respectively. The second cohort enrolled patients to receive veltuzumab at 320 mg per dose given once-weekly for 4 weeks for a total dose of 1,280 mg.

At the time of reporting, 10 patients were enrolled into the second cohort, with 1 patient rolled over from the first cohort. Among the 44 patients enrolled, 42 were evaluable for efficacy. The overall objective response (OR) rate was 50%, with 12 patients (29%) having a complete response (CR), which means that their platelet levels rose above 100,000 per µL.

For the 12 patients with ITP one year or less, OR and CR rates were 58% and 25%, respectively. For the 30 patients who had the more refractory, chronic disease, of which 50% had the disease between 5 to 37 years, 47% still achieved ORs, including 30% CRs. Responses occurred across all doses tested, including the lowest dose at 80 mg x 2.

Response durability from initial dose was available from patients in the first cohort only. Of the 17 patients who responded to subcutaneous veltuzumab, the median relapsed-free survival was 8 months, with 47% of responders maintaining their response longer than 1 year. Seven responding patients had been retreated, with 2 patients (29%) achieving responses comparable to their initial responses.

During fiscal year 2013, Takeda-Nycomed's management decided to pursue clinical development in systemic lupus erythematosis (SLE) as the lead indication with subcutaneous veltuzumab. A phase II dose range finding trial is under preparation.

In oncology, we have completed an open-label, multicenter, Phase I/II trial using the subcutaneous formulation of veltuzumab in NHL and CLL. Results in 17 NHL patients showed that 4 subcutaneous injections of low-dose veltuzumab given 2 weeks apart produced responses that are comparable to intravenous doses.

For CLL, however, high levels of circulating leukemic cells may require more frequent and prolonged dosing. Thus, 2 different subcutaneous dosing schedules were evaluated. Over an 8-week treatment period, three dose levels of veltuzumab at 80, 160, or 320 mg were either injected once every 2 weeks for a total of 4 doses (cohort 1), or given twice weekly for a total of 16 doses (cohort 2). A total of 11 patients with newly diagnosed or relapsed CLL had been enrolled into the first cohort, with cohort 2 currently having 10 patients enrolled. Results from 18 assessable patients were presented at the 2012 ASH annual meeting.

The overall disease control rate was 83%, with 12 patients having stable disease (SD) and 3 patients (17%) reporting a partial response as their best responses. Four SD patients had relapse-free survival for 6 –12 months and all 3 partial responders were relapse-free at 6, 12 and 24 months. Despite cumulative doses ranging from 320 to 5,120 mg, similar disease control rates were observed across all 3 dose levels (80 vs. 160 vs. 320 mg) and dosing schedules (cohort 1 vs. 2).

We are evaluating plans to initiate a Phase III registration trial for veltuzumab in NHL. Additional funding or a partnership will be needed before we can proceed with this plan.

CD74 Program: Milatuzumab

CD74 is a transmembrane protein that is highly expressed in MM and other B-cell lymphomas and leukemias, and in certain solid tumors. It actively directs transport from the cell surface to an endosomal compartment and, as such, is a unique target for ADC therapy. Also, recent evidence supports a role for CD74 as a signaling molecule in B-cell lymphoma survival. We have observed high expression of CD74 in human NHL, CLL and MM clinical specimens and cell lines, and have developed milatuzumab, a naked humanized antibody targeting the CD74 antigen, using the same constant regions of the heavy and light chains as epratuzumab, for the therapy of MM, NHL and CLL.

For the unlabeled antibody, an early phase clinical trial evaluating milatuzumab as a single agent in CLL has been completed. In NHL, milatuzumab is being administered in combination with veltuzumab in an investigator-sponsored study. Results from this combination study were presented by the investigators at the 2011 ASH annual meeting (Blood, ASH Annual Meeting Abstracts. 2011: 118: Abstract 3707).

In addition to oncology, in fiscal 2014, we plan to launch new studies with milatuzumab in 2 immune disease indications: graft-versus-host disease and SLE, the latter of which we anticipate will be funded by a research grant from the U.S. Department of Defense. Our interests in pursuing milatuzumab in immune diseases stem from the observations that CD74 is involved in antigen presentation, particularly by dendritic and other immune cells, and is found to be a receptor for the pro-inflammatory chemokine, macrophage migration-inhibitory factor. The cytokine is widely expressed by immune cells, particularly macrophages, and is known to play a role in autoimmune disease, including SLE.

We are also advancing the doxorubicin-conjugated milatuzumab to take advantage of the rapid internalization property of milatuzumab when bound to CD74. This ADC is being evaluated in patients with advanced MM, relapsed NHL or CLL.

Antibody-targeted selective delivery of anticancer drugs against antigens expressed on cancer cells can potentially improve the therapeutic index of anticancer drugs. This product candidate is the Company's first ADC to have been entered into human studies.

Yttrium-90-Labeled Epratuzumab Tetraxetan Program

Yttrium-90-labeled epratuzumab tetraxetan is our radiolabeled CD22 antibody product candidate for patients with NHL. A multicenter Phase I/II study evaluating fractionated dosing of Y-90-labeled epratuzumab tetraxetan (two or three weekly infusions of Y-90-labeled epratuzumab tetraxetan) in 64 adult patients with relapsed/refractory NHL was published in 2010.

The radiolabeled antibody is currently being investigated in a Phase I/II clinical trial supported by the NCI Small Business Innovation Research, or SBIR, grant program, for the therapy of patients with aggressive NHL, in combination with veltuzumab. Results from this multicenter study were presented at the 2013 annual meeting of the Society of Nuclear Medicine and Molecular Imaging (SNMMI).

Based upon our prior study of Y-90-labeled epratuzumab tetraxetan given alone in mostly indolent NHL patients, 2 infusions at 15 mCi/m^2 were the initial dosage for the combination study. However, Y-90 doses were lowered due to dose-limiting thombocytopenia and neutropenia, although most counts recovered within 1 – 8 weeks with no cases of transfusion-dependent thrombocytopenia. Maximum tolerated dose was determined as 2 infusions at 6 mCi/m^2.

The overall objective response rate among 17 patients who have had treatment response assessments was 53% (9/17), with 2 patients (17%) reporting a complete response (CR). One of the CR patients improved from a partial response (PR) after being retreated with Y-90-labeled epratuzumab tetraxetan. The other complete responder is continuing at 18 months. The combination of Y-90-labeled epratuzumab tetraxetan and veltuzumab is active in all NHL subgroups and across all Y-90 dose levels tested and IPI scores. At the maximum tolerated dose of 6 mCi/m^2 x 2, 5 of 6 patients (83%) reported a PR or better.

This trial is expanding into a Phase II to define the safety and efficacy profile of this combination with the Y-90 dose fixed at 6 mCi/m^2 x 2.

Labetuzumab-SN-38 Program (IMMU-130)

Labetuzumab is our proprietary humanized antibody that targets the carcinoembryonic antigen, CEACAM5. This antigen is abundant at the site of virtually all cancers of the colon and rectum, and is associated with many other solid tumors, such as breast and lung cancers. We have conjugated the antibody with SN-38, the active metabolite of irinotecan (or CPT-11), a FDA approved drug for metastatic colorectal cancer treatment. Although SN-38 is about 3 orders of magnitude more potent than irinotecan, it cannot be given directly to patients because of its toxicity and poor solubility. By linking SN-38 to labetuzumab, the potent cancer drug can be delivered selectively to tumors, thereby increasing the amount reaching the tumors and minimizing damage to normal tissues and organs.

Labetuzumab-SN-38 is the second agent from our ADC program to enter clinical testing. The first human trial of this ADC is a Phase I study in patients with colorectal cancer at the Memorial Sloan-Kettering Cancer Center. Patients with relapsed advanced disease who have previously been treated with at least one prior irinotecan-containing regimen are administered labetuzumab-SN-38 once every 2 weeks. In the absence of unacceptable toxicity or disease progression, treatment continues for at least 24 weeks for a total of 12 cycles. Treatment may continue past 24 weeks if the patient reports a partial response or stable disease, with no unacceptable toxicity.

First results from this trial were presented as a late-breaking poster at the 2013 annual meeting of the American Association for Cancer Research. At the time of reporting, 11 patients with a median of 5 prior therapies have been treated at the 2, 4, 8, and 16 mg/kg dose levels. The average number of doses given was 3.9, with 6 of 11 patients receiving 3 or more doses. Five patients received 2 or more doses of 16 mg/kg, of which 1 has currently received 18 doses and had a continuing partial response after 8 doses.

One dose-limiting toxicity was observed at 16 mg/kg. Otherwise, the ADC was well tolerated. No human anti-humanized antibodies have been detected to date. Analysis of serum samples showed the intact conjugate clears more quickly than the antibody, consistent with SN-38 being gradually released from the ADC.

Since we did not observe any unexpected adverse events that would cause us to change our trial design, a new study with more frequent dosing was opened in the same disease setting in anticipation of achieving faster tumor responses from increased cumulative doses. In this new dose-finding study, labetuzumab-SN-38 is administered twice weekly for 2 weeks, followed by 1 week of rest in a 3-week treatment cycle for up to 4 treatment cycles. Both of these trials are now ready for expansion into Phase II trials

hRS7-SN-38 Program (IMMU-132)

Our third ADC in clinical development involves hRS7, an internalizing humanized anti-epithelial glycoprotein-1 (EGP-1, also known as TROP-2) antibody, and SN-38. TROP-2 is a cell-surface receptor expressed by many human tumors, such as cancers of the breast, cervix, colon and rectum, kidney, liver, lung, pancreas, ovary, and prostate, but with only limited expression in normal human tissues.

We launched a multicenter Phase I dose-escalation trial examining the safety and tolerability in patients with bladder, breast, colorectal, esophageal, gastric, head and neck, hepatocellular, kidney, small-cell and non-small-cell lung, prostate or ovarian cancer. During fiscal year 2013, we have periodically updated the results from this clinical trial, indicating that partial responses and stable disease have been obtained. This study is now ready for expansion into a Phase II trial.

Diagnostic Imaging Products

We have continued to transition our focus away from the development and commercialization of new diagnostic imaging products in order to accelerate the development of our therapeutic product candidates, although we continue to manufacture and commercialize LeukoScan® (sulesomab) in territories where regulatory approvals have previously been granted. LeukoScan is indicated for diagnostic imaging to determine the location and extent of infection/inflammation in bone in patients with suspected osteomyelitis, including patients with diabetic foot ulcers.

Research and Development Programs

We have historically invested heavily in our research and development programs, spending approximately $29.2 million for these programs during the fiscal year ended June 30, 2013, $24.8 million for these programs during the fiscal year ended June 30, 2012 and $25.4 million for the fiscal year ended June 30, 2011. The expense increase during the 2013 fiscal year resulted primarily from higher spending for clinical trials, particularly for the pancreatic cancer and the ADC clinical trials, and the decrease of research and development expense reimbursement. The expense decrease during the 2012 fiscal year resulted primarily from lower spending for clinical trials, partially offset by higher outside services. The above discussion is a brief summary of our principal research and development programs as of August 19, 2013.

Other Antibody-Directed Therapy Approaches

Our majority-owned subsidiary, IBC Pharmaceuticals, Inc., or IBC, has been working on the development of novel cancer therapeutics, including radioimmunotherapeutics, using patented pretargeting technologies with proprietary, bispecific antibodies. They include tumor-targeting antibodies with multiple binding-arms and new carrier peptides that allow attachment of different kinds of therapeutic and diagnostic isotopes.

One of the new bispecific antibodies is TF2, an antibody constructed using our proprietary protein engineering platform technology, called DOCK AND LOCK™, or DNL™. It specifically targets CEA (specifically CEACAM5) expressed in many human cancers, including colorectal cancer. Unlike conventional antibodies which can only attach to the receptor, TF2 has been modified to contain an additional binding site that recognizes a radioisotope-carrying peptide. This allows the separate administration of TF2 before the delivery of radioisotope, a concept known as pretargeting.

TF2 is currently in two investigator-sponsored studies in Europe for pretargeted imaging of breast cancer and radioimmunotherapy of small-cell-lung cancer. Our collaborators at Radboud University Nijmegen, The Netherlands, have completed a Phase I therapy trial in patients with advanced colorectal cancer. A manuscript on this study has been accepted for publication.

Our preclinical experience with TF2 pretargeted radiation therapy has been encouraging. In animals bearing CEA-expressing human colonic tumors, pretargeted therapy with TF2 and a small peptide extended median survival from 13 days in untreated animals to 65 days in one model, representing a 5-fold increase in survival, and from 25 days to 48 days in another model, reporting an almost 2-fold increase in survival. Bone marrow and kidney toxicities were temporary and mild, with body weight remaining greater than 93% of baseline in all animals.

The ultimate goal of IBC is to offer cancer patients a more individualized treatment by combining improved molecular imaging with targeted therapy. Demonstrated tumor localization in imaging studies may predict a more appropriate group of patients that would respond to the subsequent therapy (personalized medicine).

Peptides

Since the pretargeting methods being developed with IBC are showing very high tumor/normal tissue ratios, we have been working on creating a new class of agents using both traditional gamma-emitting isotopes, such as technetium-99m (Tc-99m), and positron-emitting isotopes, such as fluorine-18 (F-18) and gallium-68 (Ga-68). In 2008, we developed a facile method for the radiolabeling of peptides with F-18, and published the results in 2009.

In the new labeling method, F-18 was first allowed to react with aluminum in solution, which occurred instantaneously and in a quantitative manner to form an aluminum-F-18 complex. The complex was then bound or chelated to a chemical group attached to a peptide. By manipulating the chemical structure of the group that the aluminum-F-18 complex attaches to in the peptide, we were able to improve the yield of the reaction to 87%. The entire process is rapid, requiring only 15-20 minutes. This is the first method of binding F-18 to peptides via an aluminum conjugate.

The method has since been successfully applied to a bispecific antibody pretargeting study in animals injected with human colon cancer cells. Moreover, F-18-labeled peptides were shown to be stable enough to produce exceptional positron emission tomography, or PET, images of receptor-expressing tumors in animals by labeling of specific peptides binding such receptors. Scientists at the National Institutes of Health and outside third parties have also successfully applied the new F-18 labeling method for the PET imaging of tumor angiogenesis in mice, angiogenesis imaging in a myocardial infarction/reperfusion animal model, hypoxia imaging, and the imaging of growth factor receptors in animal models of gastrointestinal and ovarian cancers.

Our goal is to improve the labeling process to the point where we will be capable of radiolabeling peptides and proteins at clinical-scale using single-vial kits, then license the platform technology to companies on a product-by-product basis. To that end, we have improved the labeling method such that commercial F-18 in saline solution can be used and the labeling of temperature-sensitive and insensitive peptides or proteins, including antibodies, were achieved. In order to further simplify the procedure and make the process more consistent and for broader use, we have formulated and published a lyophilized kit that could be validated and manufactured under Good Manufacturing Practice conditions.

The kit, which contains aluminum, a radioprotectant, a non-volatile buffer, and a bulking agent, was able to F-18-label a peptide with approximately 70% yield under non-optimized condition using a semi-automated machine. With a fully automated microfluidics machine, the reaction time was reduced to 1.5 minutes. More importantly, F-18-labeled peptide was produced in amounts that are in the range of a single-patient dose.

We are also pursuing the commercial development of radiopharmacy manufacturing to prepare multi-dose ^{18}F labeled peptides and proteins based on the new labeling method. Progress toward this goal was presented at the 2013 annual meeting of SNMMI (Journal of Nuclear Medicine. 2013; 54 (Supplement 2):167). A radiolabeling procedure for multi-dose preparation of IMP485, a hapten-peptide used for pretargeting, was optimized with 60% yields and high specific activity of 5.1 Ci (137.8 GBq)/μmole, which can be purified to >90% radiochemical purity (RCP) using a widely used and simple technique.

In related work, similar synthetic methods have also been used to prepare peptides that can be radiolabeled with technetium-99m, gallium-68, indium-111, lutetium-177, and yttrium-90, which are being applied to the bispecific pretargeting technology that is being developed through IBC.

DOCK AND LOCK™ Platform Technology

Together with IBC, we have developed a platform technology, called the DOCK AND LOCK™ method, or DNL™, which has the potential for making a considerable number of bioactive molecules of increasing complexity. DNL™ utilizes the natural interaction between two human proteins, cyclic AMP-dependent protein kinase, or PKA, and A-kinase anchoring proteins, or AKAPs. The region that is involved in such interaction for PKA is called the dimerization and docking domain, or DDD, which always is produced in pairs. Its binding partner in AKAPs is the anchoring domain, or AD. When mixed together, DDD and AD will bind with each other spontaneously to form a binary complex, a process termed docking. Once "docked," certain amino acid residues incorporated into DDD and AD will react with each other to "lock" them into a stably-tethered structure. The outcome of the DNL™ method is the exclusive generation of a stable complex, in a quantitative manner that retains the full biological activities of its individual components. Diverse drugs, chemical polymers, proteins, peptides, and nucleic acids are among suitable components that can be linked to either DDD or AD. Since DDD always appears in pairs, any component that is linked to DDD will have two copies present in the final products. A description of the DNL™ platform technology was published in 2007.

DNL™ judiciously combines conjugation chemistry and genetic engineering to enable the creation of novel human therapeutics, and the potential construction of improved recombinant products over those currently on the market. Novel DNL™-derived agents that we have created include PEGylated and antibody-conjugated cytokines, mono- and bispecific multivalent antibodies, ribonuclease-based immunotoxins, protein complexes for the delivery of small interfering ribonucleic acids and dendrimer-based nanoparticles that are targetable with antibodies.

As with all candidate therapeutic molecules developed by IBC or Immunomedics, the safety and potential efficacy cannot be predicted until sufficient trials in humans have been conducted.

Patents and Proprietary Rights

Our Patents

We have accumulated a sizeable portfolio of patents and patent applications in the course of our research, which we believe constitutes a very valuable business asset. The major patents relate primarily to our therapeutic product candidates as well as our technologies and other discoveries for which no product candidate has yet been identified. As of August 19, 2013, our portfolio included 227 active U.S. patents. In addition, as of such date the portfolio included more than 400 foreign patents, with a number of U.S. and foreign patent applications pending.

The chart below, highlights our material patents and product groups as of June 30, 2013, the major jurisdictions, and relevant expiration periods. Additional patents have been filed to extend the patent life on some of these products, but there can be no assurance that these will issue as filed.

Program & Product Group	Description/Targeted Antigen	Patent Expiration	Major Jurisdictions
CD22 Program – Epratuzumab	Unlabeled Antibody CD22	2014 – 2020	USA, Europe, Japan
CD20 Program – Veltuzumab	Unlabeled Antibody CD20	2023 – 2029	USA, Europe, Japan
PAM4 Program –Y-90 Clivatuzumab Tetraxetan	Y-90 Labeled Antibody PAM4	2023 – 2024	USA, Europe, Japan
CD74 Program – Milatuzumab	Unlabeled Antibody CD74	2023 – 2024	USA, Europe, Japan
Antibody-Drug Conjugate Program	Antibody-SN-38 Conjugates	2023	USA, Europe, Japan
DNL™ Program – TF2	Carcinoembryonic Antigen (CEACAM5) Antibody	2026	USA, Europe, Japan
F-18 Labeling Technology	F-18 labeling of proteins and peptides	2027 – 2028	USA, Europe, Japan

Our Licenses

We have obtained licenses from various parties for rights to use, develop and commercialize proprietary technologies and compounds. Currently, we have the following licenses:

- Medical Research Council, or MRC – We entered into a license agreement with MRC in May 1994, whereby we have obtained a license for certain patent rights with respect to the genetic engineering on monoclonal antibodies. Our agreement does not require any milestone payments, nor have we made any payments to MRC to date. Our agreement with MRC, which expires at the expiration of the last of the licensed patents in 2020, provides for future royalty payments to be made based on a percentage of product sales.

- Center for Molecular Medicine and Immunology, or CMMI – We have entered into a license agreement with CMMI in December 2004, whereby we have licensed certain rights with respect to patents and patent applications owned by CMMI. Dr. Goldenberg, our Chief Medical Officer, Chief Scientific Officer and Chairman of our Board of Directors, is the founder, President and member of the Board of Trustees of CMMI. No license or milestone payments are required under this agreement. Under the license agreement, which expires at the expiration of the last of the licensed patents in 2023, CMMI will receive future royalty payments in the low single digits based on a percentage of sales of products that are derived from the CMMI patents. Under the license agreement, we are able to decide which patent related expenses we will support. For the fiscal years ended June 30, 2013, 2012 and 2011, we have made payments for CMMI legal expenses regarding patent-related matters of $60 thousand, $68 thousand and $61 thousand, respectively; however any inventions made independently of us by CMMI are the property of CMMI.

Our Trademarks

The mark "IMMUNOMEDICS" is registered in the U.S. and nineteen foreign countries and a European Community Trademark has been granted. Our logo is also registered in the U.S. and in two foreign countries. The mark "IMMUSTRIP" is registered in the U.S. and Canada. The mark "LEUKOSCAN" is registered in the U.S. and nine foreign countries, and a European Community Trademark has been granted. In addition, we have applied for registration in the U.S. for several other trademarks for use on products now in development or testing, and for corresponding foreign and/or European Community Trademarks for certain of those marks. The marks "EPRATUCYN," "VELTUCYN," "CLIVATUCYN" and "MILATUCYN" have been registered in the U.S. The marks "DOCK-AND-LOCK" and "DNL" have been allowed in the U.S. International Trademark Registrations and Canadian applications which claim priority to the respective U.S. applications have been filed for "EPRATUCYN" and "VELTUCYN." The International Registrations request registration in China, Japan and the European Union.

Our Trade Secrets

We also rely upon unpatented trade secrets, and there is no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that such rights can be meaningfully protected. We require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreement provides that all inventions conceived by such employees shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Third Party Rights

Our success also depends in part on our ability to gain access to third party patent and proprietary rights and to operate our business without infringing on third party patent rights. We may be required to obtain licenses to patents or other proprietary rights from third parties to develop, manufacture and commercialize our product candidates. Licenses required under third-party patents or proprietary rights may not be available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses at all.

Strategic Partnering and Relationships

Nycomed GmbH

During fiscal year 2011, under the terms of the Nycomed Agreement, we received a milestone payment of $10.0 million from Nycomed related to the clinical development of veltuzumab in RA. The Nycomed Agreement also provides us with an option to co-promote veltuzumab for the treatment of ITP in the United States.

Nycomed was acquired by Takeda Pharmaceutical Company Limited on September 30, 2011, (now "Takeda-Nycomed"). Takeda-Nycomed provides medicines for hospitals, specialists and general practitioners, as well as over-the-counter medicines in global markets. Nycomed stated that, as veltuzumab is the first anti-CD20 with a subcutaneous administration tested in clinical trials, it has the potential to contribute to an improved safety profile versus the currently intravenously administered anti-CD20s. The subcutaneous formulation of veltuzumab should avoid infusion-related side effects and increase patient and physician convenience.

During fiscal year 2013, Takeda-Nycomed's management decided to pursue clinical development in systemic lupus erythematosis (SLE) as the lead indication with subcutaneous veltuzumab. A Phase II dose range finding trial is under preparation.

UCB, S.A.

Under the terms of the UCB Agreement, UCB is solely responsible for the development, manufacturing and commercialization of epratuzumab for the treatment of all autoimmune indications and for the continuation of ongoing clinical trials in SLE. Initially, Immunomedics was responsible for supplying epratuzumab for the completion of clinical trials relating to SLE, the Sjögren's Phase II Clinical Trial and the SLE Open Label Study as defined in the UCB Agreement. In August 2009, UCB relieved us of our remaining obligation to supply UCB with any further supplies.

In December 2011, we entered into an Amendment Agreement with UCB providing UCB the right to sublicense epratuzumab to a third party for North America and certain other territories, subject to our consent of the sublicensee and sublicensing agreement. Under the terms of the Amendment Agreement, we have received a cash payment of $30 million and have issued to UCB a 5-year warrant to purchase one million (1,000,000) shares of the Company's common stock at an exercise price of $8.00 per share. Further, UCB has returned to us its buy-in option in the field of oncology.

Other Collaborations

In January 2013, we entered into a collaboration agreement with Algeta ASA for the development of epratuzumab to be conjugated with Algeta's proprietary thorium-227 alpha-pharmaceutical payload. Under the terms of this agreement, we are required to manufacture and supply clinical-grade antibody to Algeta, which has rights to evaluate the potential of a Targeted Thorium Conjugate (TTC), linking thorium-227 to epratuzumab, for the treatment of cancer. Algeta will fund all preclinical and clinical development costs up to the end of Phase I testing and will purchase certain quantities of epratuzumab from us. Upon successful completion of Phase I testing, both parties shall negotiate terms for a license agreement at Algeta's request. We have agreed with Algeta to certain parameters to be included in the collaboration agreement. Under the terms of the collaboration agreement, we received an upfront cash payment and are entitled to other payments which will be recognized over the period of time noted in the agreement (five years), for which we supply clinical grade antibody to Algeta.

We conduct research on a number of our programs in collaboration with CMMI and its clinical unit, the Garden State Cancer Center. CMMI performs contracted pilot and pre-clinical trials in scientific areas of importance to us and also conducts basic research and pre-clinical evaluations in a number of areas of potential interest to us. Dr. David M. Goldenberg, our Chairman of the Board, Chief Scientific Officer and Chief Medical Officer, is the President and a Member of the Board of Trustees of CMMI.

We also collaborate with numerous other academic and research centers. Our academic collaborators have included such institutions as the Erasme University Hospital, Brussels, Belgium; University of Nijmegen, The Netherlands; Institut national de la sante et de la recherche medicale, or INSERM, Nantes, France; University Medical Center Göttingen, Germany; St. Bartholomew's Hospital, London, England; Karolinska Institutet, Stockholm, Sweden; New York Presbyterian Hospital – Weill Cornell Medical College; University of Ohio Cancer Center; M.D. Anderson Cancer Center; and Roswell Park Cancer Institute. We believe such academic research collaboration may identify new and improved products and techniques for diagnosing and treating various cancers and infectious diseases.

Government Regulation

Regulatory Compliance

Our research and development activities, including testing in laboratory animals and in humans, our manufacture of antibodies, as well as the handling, labeling and storage of the product candidates that we are developing, are all subject to stringent regulation, primarily by the FDA in the U.S. and by comparable authorities in other countries. If for any reason we are unable to comply with applicable requirements there will likely occur various adverse consequences, including one or more delays in approval, or even the refusal to approve, product licenses or other applications, the suspension or termination of clinical investigations, the revocation of approvals previously granted, as well as fines, criminal prosecution, recall or seizure of products, injunctions against shipping products and total or partial suspension of production and/or refusal to allow us to enter into governmental supply contracts.

The process of obtaining requisite FDA approval is costly and time consuming even in the best of circumstances. For a new human drug or biological product to be marketed in the United States, current FDA requirements include: (i) the successful conclusion of pre-clinical tests to gain preliminary information on the product's safety; (ii) the filing with the FDA of an IND to conduct human clinical trials for drugs or biologics; (iii) the successful completion of human clinical investigations to establish the safety and efficacy of the product candidate for its intended indication; and (iv) the filing and then acceptance and approval by the FDA of a New Drug Application, or NDA, for a drug product, or a Biological License Application, or BLA, for a biological product, in either case to allow commercial distribution of the drug or biologic.

Orphan Drug Act

To date, we have successfully obtained Orphan Drug designation by the FDA under the Orphan Drug Act of 1983 for epratuzumab for non-Hodgkin lymphoma, yttrium-90-labeled clivatuzumab for pancreatic cancer, labetuzumab for ovarian, pancreatic and small-cell-lung cancers, and milatuzumab for multiple myeloma and chronic lymphocytic leukemia. There can be no assurance, however, that our competitors will not receive approval of other different drugs or biologics for treatment of the diseases for which our products and product candidates are targeted.

Other Regulatory Considerations

We are also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, The Clean Air Act, New Jersey Department of Environmental Protection and other current and potential future federal, state, or local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and various radioactive compounds. We believe that our procedures comply with the standards prescribed by state and federal regulations; however, the risk of injury or accidental contamination cannot be completely eliminated.

We are subject to the U.S. Foreign Corrupt Practices Act, which prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. Under this act, it is illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Our present and future business has been and will continue to be subject to various other laws and regulations.

Pricing Controls

The levels of revenues and profitability of biopharmaceutical companies may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing reimbursement or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the U. S., there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Third Party Reimbursement

In addition, in the U.S. and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payers such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that any of our products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

Competition

Competition in the biopharmaceutical industry is intense and based significantly on scientific and technological factors such as the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies. A number of companies, including Biogen Idec, Roche, GlaxoSmithKline, Seattle Genetics, Merck Serono, Genmab, Amgen, Bristol-Myers Squibb, Bayer Healthcare Pharmaceuticals, Pfizer, AstraZeneca and Eli Lilly are engaged in the development of therapeutic autoimmune and oncology products. For example, Human Genome Sciences, a wholly owned subsidiary of GlaxoSmithKline, received approval from the FDA for their human monoclonal antibody against B-lymphocyte stimulator or BlyS, for the therapy of patients with SLE. Many of these companies have significantly greater financial, technical and marketing resources than we do. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific, technical and professional personnel and consultants. Our ability to compete successfully with other companies in the biopharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

Marketing, Sales and Distribution

At present, we have only limited marketing and sales capabilities as we focus our efforts on developing our therapeutic product candidates. We will continue to manufacture and market LeukoScan® with our sales force and provide technical support directly to customers. We also have agreements with third parties to market LeukoScan® that provide customer support and distribution of the products.

Our European operations are headquartered in Darmstadt, Germany. We have a distribution agreement with Logosys Logistik GmbH, whereby Logosys packages and distributes LeukoScan® in the European Union.

Manufacturing

We operate a bioreactor facility at our Morris Plains, New Jersey location. This facility is used for the production of all of our therapeutic product candidates for clinical trials, and potentially for commercial quantities as well.

We manufacture LeukoScan® for commercial sale at our facility in Morris Plains, New Jersey. The Committee on Proprietary Medicinal Products of the European Commission approved the manufacturing facility and product manufacturing processes for LeukoScan in May 1998. We also perform antibody processing and purification of all our therapeutic product candidates at this facility. We scaled-up our antibody purification and fragmentation manufacturing processes for our diagnostic imaging agents to permit us to produce commercial levels of product. We have an agreement with BAG GmbH, Lich, Germany for the final formulation, fill and lyophilization of Leukoscan®.

Manufacturing Regulatory Considerations

In addition to regulating and auditing human clinical trials, the FDA regulates and inspects equipment, facilities and processes used in the manufacturing of such products prior to providing approval to market a product. If after receiving clearance from the FDA, a material change is made in manufacturing equipment, location, or process, additional regulatory review may be required. We must also adhere to current Good Manufacturing Practice and product-specific regulations enforced by the FDA through its facilities inspection program. The FDA also conducts regular, periodic visits to re-inspect equipment, facilities, and processes following the initial approval. If, as a result of these inspections, the FDA determines that our equipment, facilities or processes do not comply with applicable FDA regulations and conditions of product approval, the FDA may seek civil, criminal or administrative sanctions and/or remedies against us, including the suspension of our manufacturing operations.

LeukoScan® is derived from the fluids produced in mice. Regulatory authorities, particularly in Europe, have expressed concerns about the use of these fluids for the production of monoclonal antibodies. These regulatory authorities may determine that our quality control procedures for these products are inadequate. In the event we have to discontinue the use of mouse fluids, we may not have the resources at the time to acquire the necessary manufacturing equipment and expertise that we will need to make the changes in our development programs.

Employees

As of August 19, 2013, we employed 119 persons on a full-time basis, of whom 20 were in research and development departments, 19 of whom were engaged in clinical research and regulatory affairs, 56 of whom were engaged in operations and manufacturing and quality control, and 24 of whom were engaged in finance, administration, sales and marketing. Of these employees, 55 hold M.D., Ph.D. or other advanced degrees. We believe that while we have been successful to date in attracting skilled and experienced scientific personnel, competition for such personnel continues to be intense and there can be no assurance that we will continue to be able to attract and retain the professionals we will need to grow our business. Our employees are not covered by a collective bargaining agreement and we believe that our relationship with our employees is excellent.

Corporate Information

We were incorporated in Delaware in 1982. Our principal offices are located at 300 The American Road, Morris Plains, New Jersey 07950. Our telephone number is (973) 605-8200. In addition to our majority-owned subsidiary, IBC, we also have two foreign subsidiaries, Immunomedics B.V. in The Netherlands and Immunomedics GmbH in Darmstadt, Germany, to assist us in managing sales and marketing efforts and coordinating clinical trials in Europe. Our web address is www.immunomedics.com. We have not incorporated by reference into this Annual Report on Form 10-K the information on our website and you should not consider it to be a part of this document.

Our reports that have been filed with the Securities and Exchange Commission, or SEC, are available on our website free of charge, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Copies of this Annual Report on Form 10-K may also be obtained without charge electronically or by paper by contacting Investor Relations, Immunomedics, Inc., 300 The American Road, Morris Plains, New Jersey 07950 or by calling (973) 605-8200.

In addition, we make available on our website (i) the charters for the committees of the Board of Directors, including the Audit Committee, Compensation Committee and Governance and Nominating Committee, and (ii) the Company's Code of Business Conduct (the Code of Conduct) governing its directors, officers and employees. Within the time period required by the SEC, we will post on our website any modifications to the Code of Conduct, as required by the Sarbanes-Oxley Act of 2002.

The public may also read and copy the materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

Item 1A. *Risk Factors*

Factors That May Affect Our Business and Results of Operations

Our business is subject to certain risks and uncertainties, each of which could materially adversely affect our business, financial condition, cash flows and results of operations.

Risks Relating to Our Business, Operations and Product Development

We have a long history of operating losses and it is likely that our operating expenses will continue to exceed our revenues for the foreseeable future.

We have incurred significant operating losses since our formation in 1982. As of June 30, 2013, we had an accumulated deficit of approximately $229.3 million. We continue to spend our cash resources to fund our research and development programs and, subject to adequate funding, we expect these expenses to increase for the foreseeable future. Our only significant sources of revenue in recent years have been derived from our existing licensing agreements with UCB and Takeda-Nycomed. The timing of when we are able to record licensing fee revenue from such agreements has varied historically and may result in quarterly or annual profits or losses that are not necessarily reflective of our business operations or related cash flows. There can be no assurance that we will be profitable in future quarters or other periods. Additionally, the only product sales we have earned to date have come from the limited sales of our diagnostic imaging product. In addition, we have made the strategic decision to de-emphasize sales of our diagnostic product and focus on our therapeutic pipeline. We have never had product sales of any therapeutic product. Although we may have net income from time to time based on the timing and amount of proceeds received under collaborative agreements, we expect to experience significant operating losses as we invest further in our research and development activities while simultaneously attempting to develop and commercialize our other therapeutic product candidates. If we are unable to develop commercially viable therapeutic products or to license them to third parties, it is likely that we will never achieve significant revenues or become profitable, either of which would jeopardize our ability to continue as a going concern.

Our most advanced therapeutic product candidates are still only in the clinical development stage, and will require us to raise capital in the future in order to fund further expensive and time-consuming studies before they can even be submitted for final regulatory approval.

Our most advanced therapeutic product candidates are still in the clinical development stage and will not be available for commercial sale any time soon, if ever. In order to complete the clinical development process for each of our product candidates, it will be necessary to invest significant financial resources, and devote a great deal of time and effort, just to reach the point where an application for final FDA or foreign regulatory approval can be submitted. In addition, we will need to raise additional capital to finance the costly process of obtaining approval for any of our current products should we get to that stage of product development. However, financing may not be available to us when we need it or on terms acceptable to us.

Clinical trials involve the administration of a product candidate to patients who are already extremely ill, making patient enrollment often difficult and expensive. Moreover, even in ideal circumstances where the patients can be enrolled and then followed for the several months or more required to complete the study, the trials can be suspended, terminated or otherwise fail for any number of reasons, including:

- later-stage clinical trials may raise safety or efficacy concerns not readily apparent in earlier trials;
- unforeseen difficulties in manufacturing the product candidate in compliance with all regulatory requirements and in the quantities needed to complete the trial which may become cost-prohibitive;
- while underway, the continuation of clinical trials may be delayed, suspended or terminated due to modifications to the clinical trial's protocols based on interim results obtained;
- our collaboration partner(s) may suspend or cease trials in their sole discretion;
- during the long trial process alternative therapies may become available which make further development of the product candidate impracticable; and
- if we are unable to obtain the additional capital we need to fund all of the clinical trials we foresee, we may be forced to cancel or otherwise curtail some important trials.

Any failure or substantial delay in successfully completing clinical trials for our product candidates, particularly the ongoing trials for our most advanced product candidates, epratuzumab, veltuzumab and Y-90-labeled clivatuzumab tetraxetan, could severely harm our business and results of operations.

Should the clinical development process be successfully completed, our ability to derive revenues from the sale of therapeutics will depend upon our first obtaining FDA as well as foreign regulatory approvals, all of which are subject to a number of unique risks and uncertainties.

Even if we are able to demonstrate the safety and efficacy of our product candidates in clinical trials, if we fail to gain timely approval to commercialize our product candidates from the FDA and other foreign regulatory authorities, we will be unable to generate the revenues we will need to build our business. These approvals may not be granted on a timely basis, if at all, and even if and when they are granted, they may not cover all the indications for which we seek approval. For example, while we may develop a product candidate with the intention of addressing a large, unmet medical need, the FDA may only approve the use of the drug for indications affecting a relatively small number of patients, thus greatly reducing the market size and our potential revenues. The approvals may also contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use, which could further narrow the size of the market. In certain countries, even if the health regulatory authorities approve a drug, it cannot be marketed until pricing for the drug is also approved. Finally, even after approval can be obtained, we may be required to recall or withdraw a product as a result of newly discovered safety or efficacy concerns, either of which would have a materially adverse effect on our business and results of operations.

In order to fund future operations, we will need to raise significant amounts of additional capital. Because it can be difficult for a small-cap company like ours to raise equity capital on acceptable terms and given the continued downturn in the economy, we cannot assure you that we will be able to obtain the necessary capital when we need it, or on acceptable terms, if at all.

Even if our technologies and product candidates are superior, if we lack the capital needed to bring our future products to market, we will never be successful. We have obtained the capital necessary to fund our research and development programs to date primarily from the following sources:

- Upfront payments and milestone payments received from licensing partners;
- Proceeds from the public and private sale of our debt and equity securities; and
- Limited product sales of LeukoScan®, licenses, grants and interest income from our investments.

We believe we have sufficient funds to continue our operations and research and development programs for at least the next twelve months. Cash requirements in fiscal year 2014 are expected to increase to $24.0 – $26.0 million, which includes expenses related to our ADC programs and certain expenses to initiate our anticipated clivatuzumab Phase III clinical trial for the treatment of patients with pancreatic cancer. Our Phase Ib clinical trial of clivatuzumab in patients with pancreatic cancer was completed during the 2013 fiscal year. In fiscal 2014, we plan to launch a Phase III clinical trial with Y-90-labeled clivatuzumab tetraxetan in combination with low-dose gemcitabine as a therapy for pancreatic cancer patients with two or more prior treatments. We will require additional funding in order to complete this Phase III clinical trial.

We plan to continue pursuing sources of financing including, potential payments from partners, (including any cash payment that the Company might receive in connection with a sublicense involving a third party and UCB, which is not within the Company's control), licensing arrangements or other financing sources.

Over the long term, we expect research and development activities to continue to expand and we do not believe we will have adequate cash to continue to conduct development of product candidates in line with our pipeline included in our long term corporate strategy. Our capital requirements are dependent on numerous factors, including:

- The rate at which we progress our research programs and the number of product candidates we have in pre-clinical and clinical development at any one time;
- The cost of conducting clinical trials involving patients in the United States, Europe and possibly elsewhere;
- Our need to establish the manufacturing capabilities necessary to produce the quantities of our product candidates we project we will need;
- The time and costs involved in obtaining FDA and foreign regulatory approvals;
- The cost of first obtaining, and then defending, our patent claims and other intellectual property rights;
- The success of Takeda-Nycomed and UCB in meeting the clinical development and commercial milestones for veltuzumab and epratuzumab, respectively; and
- Our ability to enter into licensing and other collaborative agreements to help off-set some of these costs.

There may be additional cash requirements for many reasons, including, but not limited to, changes in our research and development plans, the need for unexpected capital expenditures or costs associated with any acquisitions of other businesses, assets or technologies that we may choose to undertake. If we deplete our existing capital resources, we will be required to either obtain additional capital quickly, or else significantly reduce our operating expenses and capital expenditures, either of which could have a material adverse effect on us.

Our ability to raise future capital on acceptable terms will depend not only upon our operating performance, but also on conditions in the public and private debt and equity markets, as well as the overall performance of other companies in the biopharmaceutical and biotechnology sectors. Because of the current economic conditions and risk-adverse conditions in the public and private debt and equity markets, financing may not be available to us when we need it on terms we find acceptable, if at all. Furthermore, the terms of any such debt or equity financing may include covenants which limit our future ability to manage the business, contain preferences, privileges and rights superior to those enjoyed by holders of our common stock or cause substantial dilution to our existing stockholders.

If we, or our collaboration partners, cannot successfully and efficiently manufacture the compounds that make up our products and product candidates, our ability, and the ability of our collaboration partners, to sell products and conduct clinical trials will be impaired.

Our ability to conduct our pre-clinical and clinical research and development programs depends, in large part, upon our ability to manufacture our proprietary compounds in accordance with FDA and other regulatory requirements. While we have completed construction on the major expansion of our manufacturing facilities in New Jersey in anticipation of our current and future needs, we have limited historical experience in manufacturing these compounds in significant quantities, and we may not be able to do so in the quantities required to commercialize these products. Any interruption in manufacturing at this site, whether by natural acts or otherwise, could significantly and adversely affect our operations, and delay our research and development programs.

We and our collaboration partners also depend on third parties to provide certain raw materials, manufacturing and processing services. All manufacturers of pharmaceutical products must comply with current Good Manufacturing Practice regulations, or cGMPs, required by the FDA and other regulatory agencies. Such regulations address, among other matters, controls in manufacturing processes, quality control and quality assurance requirements and the maintenance of proper records and documentation. The FDA and other regulatory agencies routinely inspect manufacturing facilities. The FDA generally will issue a notice on Form 483 if it finds issues with respect to its inspections. Certain of our contract manufacturers have received Form 483 notices. If our manufacturing facility or those facilities of our partners and our respective contract manufacturers or processors do not comply with applicable cGMPs and other regulatory requirements, we may be subject to product liability claims, we may be unable to meet clinical demand for our products, and we could suffer delays in the progress of clinical trials for products under development.

We are dependent upon Takeda-Nycomed for the final development and commercialization of subcutaneous veltuzumab for the treatment of all non-cancer indications worldwide and upon UCB for the final development and commercialization of epratuzumab for the treatment of non-cancer indications worldwide, and they may not be successful.

We have licensed the exclusive worldwide rights for the treatment of non-cancer indications to two of our most advanced therapeutic compounds, *veltuzumab* (to Takeda-Nycomed) and *epratuzumab* (to UCB). As a result, Takeda-Nycomed and UCB are solely responsible, and we are depending upon them, for completing the clinical development of these compounds, obtaining all necessary regulatory approvals, and then commercializing and manufacturing the compounds for sale. If they do not fully perform their responsibilities under our agreements, or if the clinical trials to be conducted are not initiated, are unsuccessful or are terminated by them for any other reason, our ability to commercialize these product candidates in the future, as well as other product candidates we have in development which are closely related to them, would be severely jeopardized. In such event, it is likely we would never receive any additional milestone payments or royalties that we are eligible to receive under our agreements with Takeda-Nycomed and UCB, and our ability to fund the development and testing of our other product candidates would be adversely affected.

We may not successfully establish and maintain collaborative and licensing arrangements, which could adversely affect our ability to develop and commercialize our product candidates. Our future collaboration partners may not adequately perform their responsibilities under our agreement, which could adversely affect our development and commercialization program.

A key element of our business strategy is to develop, market and commercialize our product candidates through collaborations with more established pharmaceutical companies. We may not be able to maintain or expand these licenses and collaborations or establish additional licensing and collaboration arrangements necessary to develop and commercialize our product candidates. Even if we are able to maintain or establish licensing or collaboration arrangements, these arrangements may not be on favorable terms and may contain provisions that will restrict our ability to develop, test and market our product candidates. Any failure to maintain or establish licensing or collaboration arrangements on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize our product candidates.

We expect to rely at least in part on third party collaborators to perform a number of activities relating to the development and commercialization of our product candidates, including the manufacturing of product materials, the design and conduct of clinical trials for our product candidates, and potentially the obtaining of regulatory approvals and marketing and distribution of any successfully developed products. Our collaborative partners may also have or acquire rights to control aspects of our product development and clinical programs. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate. In addition, if any of these collaborative partners withdraw support for our programs or product candidates or otherwise impair their development, our business could be negatively affected. To the extent we undertake any of these activities internally, our expenses may increase.

In addition, our success depends on the performance of our collaborators of their responsibilities under these arrangements. Some potential collaborators may not perform their obligations in a timely fashion or in a manner satisfactory to us. Because such agreements may be exclusive, we may not be able to enter into a collaboration agreement with any other company covering the same product field during the applicable collaborative period. In addition, our collaborators' competitors may not wish to do business with us at all due to our relationship with our collaborators. If we are unable to enter into additional product discovery and development collaborations, our ability to sustain or expand our business will be significantly diminished.

Our future success will depend upon our ability to first obtain and then adequately protect our patent and other intellectual property rights, as well as avoiding the infringement of the rights of others.

Our future success will be highly dependent upon our ability to first obtain and then defend the patent and other intellectual property rights necessary for the commercialization of our product candidates. We have filed numerous patent applications on the technologies and processes that we use in the U.S. and certain foreign countries. Although we have obtained a number of issued U.S. patents to date, the patent applications owned or licensed by us may not result in additional patents being issued. Moreover, these patents may not afford us the protection we need against competitors with similar technologies or products.

The successful development of therapeutic products frequently requires the application of multiple technologies that may be subject to the patent or other intellectual property rights of third parties. Although we believe it is likely we will need to license technologies and processes from third parties in the ordinary course of our business, we are not currently aware of any material conflict involving our technologies and processes with any valid patents or other intellectual property rights owned or licensed by others. In the event that a third party was to claim such a conflict existed, they could sue us for damages as well as seek to prevent us from commercializing our product candidates. It is possible that a third party could successfully claim that our products infringe on their intellectual property rights. Uncertainties resulting from the litigation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Any patent litigation or other proceeding, even if resolved in our favor, would require significant financial resources and management time.

Some of our competitors may be able to sustain these costs more effectively than we can because of their substantially greater financial and managerial resources. If a patent litigation or other proceeding is resolved unfavorably to us, we may be enjoined from manufacturing or selling our products without a license from the other party, in addition to being held liable for significant damages. We may not be able to obtain any such license on commercially acceptable terms, if at all.

In addition to our reliance on patents, we attempt to protect our proprietary technologies and processes by relying on trade secret laws, nondisclosure and confidentiality agreements and licensing arrangements with our employees and other persons who have access to our proprietary information. These agreements and arrangements may not provide meaningful protection for our proprietary technologies and processes in the event of unauthorized use or disclosure of such information. In addition, our competitors may independently develop substantially equivalent technologies and processes or otherwise gain access to our trade secrets or technology, either of which could materially and adversely affect our competitive position.

We face substantial competition in the biotechnology industry and may not be able to compete successfully against one or more of our competitors.

The biotechnology industry is highly competitive, particularly in the area of diagnostic and therapeutic oncology and autoimmune disease products. In recent years, there have been extensive technological innovations achieved in short periods of time, and it is possible that future technological changes and discoveries by others could result in our products and product candidates quickly becoming uncompetitive or obsolete. A number of companies, including Biogen Idec, Roche, GlaxoSmithKline, Seattle Genetics, Merck Serono, Genmab, Amgen, Bristol-Myers Squibb, Bayer Healthcare Pharmaceuticals, Pfizer, AstraZeneca and Eli Lilly, are engaged in the development of therapeutic autoimmune and oncology products. For example, Human Genome Sciences, a wholly owned subsidiary of GlaxoSmithKline, has received approval from the FDA for belimumab, their human monoclonal antibody against B-lymphocyte stimulator, or BlyS, for the therapy of patients with systemic lupus erythematosus. Many of these companies have significantly greater financial, technical and marketing resources than we do. In addition, many of these companies have more established positions in the pharmaceutical industry and are therefore better equipped to develop, commercialize and market oncology and autoimmune disease products. Even some smaller competitors may obtain a significant competitive advantage over us if they are able to discover or otherwise acquire patentable inventions, form collaborative arrangements or merge with larger pharmaceutical companies.

We expect to face increasing competition from universities and other non-profit research organizations. These institutions carry out a significant amount of research and development in the field of antibody-based technologies and they are increasingly aware of the commercial value of their findings. As a result, they are demanding greater patent and other proprietary rights, as well as licensing and future royalty revenues.

We may be liable for contamination or other harm caused by hazardous materials that we use in the operations of our business.

In addition to laws and regulations enforced by the FDA, we are also subject to regulation under various other foreign, federal, state and local laws and regulations. Our manufacturing and research and development programs involve the controlled use of viruses, hazardous materials, chemicals and various radioactive compounds. The risk of accidental contamination or injury from these materials can never be completely eliminated, and if an accident occurs we could be held liable for any damages that result, which could exceed our available resources.

The nature of our business exposes us to significant liability claims, and our insurance coverage may not be adequate to cover any future claims.

The use of our compounds in clinical trials and any future sale exposes us to liability claims that could be substantial. These claims might be made directly by healthcare providers, medical personnel, patients, consumers, pharmaceutical companies and others selling or distributing our compounds. While we currently have product liability insurance that we consider adequate for our current needs, we may not be able to continue to obtain comparable insurance in the future at an acceptable cost, if at all. If for any reason we cannot maintain our existing or comparable liability insurance, our ability to clinically test and market products could be significantly impaired. Moreover, the amount and scope of our insurance coverage, as well as the indemnification arrangements with third parties upon which we rely, may be inadequate to protect us in the event of a successful product liability claim. Any successful claim in excess of our insurance coverage could materially and adversely affect our financial condition and operating results.

The loss of any of our key employees could adversely affect our operations.

We are heavily dependent upon the talents of Dr. Goldenberg, our Chairman of the Board, Chief Scientific Officer and Chief Medical Officer, and Ms. Sullivan, our President and Chief Executive Officer, as well as certain other key personnel. If Dr. Goldenberg, Ms. Sullivan or any of our other key personnel were to unexpectedly leave our Company, our business and results of operations could be materially and adversely affected. In addition, as our business grows we will need to continue to attract additional management and scientific personnel. Competition for qualified personnel in the biotechnology and pharmaceutical industries is intense and we may not be successful in our recruitment efforts. If we are unable to attract, motivate and retain qualified professionals, our operations could be materially and adversely affected.

Certain potential for conflicts of interest, both real and perceived, exist which could result in expensive and time-consuming litigation.

Certain members of our senior management and Board of Directors have relationships and agreements, both with us as well as among themselves and their respective affiliates, which create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, our Chairman, Chief Scientific Officer and Chief Medical Officer, Ms. Cynthia L. Sullivan, our President and Chief Executive Officer (who is also the wife of Dr. Goldenberg), and certain companies with which we do business, including the Center for Molecular Medicine and Immunology and the Garden State Cancer Center (which operates as the clinical arm of CMMI to facilitate the translation of CMMI's research efforts in the treatment of patients), collectively defined as CMMI. For example, Dr. Goldenberg is the President and a Trustee of CMMI, a not-for-profit cancer research center that we used to conduct certain research activities. Dr. Goldenberg's employment agreement with us permits him to devote more of his time working for CMMI than for us, and other key personnel of our company also have research collaborations with CMMI. Dr. Goldenberg is also a minority stockholder, director and officer of our majority-owned subsidiary, IBC Pharmaceuticals, Inc. Dr. Goldenberg is the primary inventor of new intellectual property for Immunomedics and IBC and is largely responsible for allocating ownership between the two companies.

As a result of these and other relationships, the potential for both real and perceived conflicts of interest exists and disputes could arise over the allocation of funds, research projects and ownership of intellectual property rights. In addition, in the event that we become involved in stockholder litigation regarding these potential conflicts, we might be required to devote significant resources and management time defending the company from these claims, which could adversely affect our results of operations.

Given that autoimmune and cancer therapeutics such as the ones we are developing can cost upwards of $30,000 per treatment, even if our product candidates become available for sale it is likely that federal and state governments, insurance companies and other payers of health care costs will try to first limit the use of these drugs to certain patients, and may be reluctant to provide a level of reimbursement that permits us to earn a significant profit on our investment, if any.

Our ability to successfully commercialize therapeutic products will depend, in significant part, on the extent to which hospitals and physicians can obtain appropriate reimbursement levels for the cost of our products and related treatment. Third-party payers are increasingly challenging the prices charged for diagnostic and therapeutic products and related services. In addition, legislative proposals to reform health care or reduce government insurance programs may result in lower prices or the actual inability of prospective customers to purchase our products. Furthermore, even if reimbursement is available, it may not be available at price levels sufficient for us to realize a positive return on our investment.

A portion of our funding has come from federal government grants and research contracts. Due to reductions in funding, we may not be able to rely on these grants or contracts as a continuing source of funds.

During the last few years, we have generated revenues from awards made to us by the NIH to partially fund some of our programs. We cannot rely on grants or additional contracts as a continuing source of funds. Funds available under these grants and contracts must be applied by us toward the research and development programs specified by the government rather than for all our programs generally. The government's obligation to make payments under these grants and contracts is subject to appropriation by the U.S. Congress for funding in each year. It is possible that Congress or the government agencies that administer these government research programs will continue to scale back these programs or terminate them due to their own budgetary constraints, as they have recently been doing. Additionally, these grants and research contracts are subject to adjustment based upon the results of periodic audits performed on behalf of the granting authority. Consequently, the government may not award grants or research contracts to us in the future, and any amounts that we derive from existing awards may be less than those received to date. In those circumstances, we would need to provide funding on our own, obtain other funding, or scale back or terminate the affected program. In particular, we cannot assure you that any currently-contemplated or future efforts to obtain funding for our product candidate programs through government grants or contracts will be successful, or that any such arrangements which we do conclude will supply us with sufficient funds to complete our development programs without providing additional funding on our own or obtaining other funding.

Risks Related to Government Regulation of our Industry

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our future products and profitability. On March 23, 2010, President Obama signed into law the Patient Protection and Affordable Care Act (PPACA), which includes a number of health care reform provisions and requires most U.S. citizens to have health insurance. The new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance also have been added, which may require modification of business practices with health care practitioners.

The reforms imposed by the new law will significantly impact the pharmaceutical industry; however, the full effects of PPACA cannot be known until these provisions are implemented and the Centers for Medicare & Medicaid Services and other federal and state agencies issue applicable regulations or guidance. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our future products, and we could be adversely affected by current and future health care reforms.

Our industry and we are subject to intense regulation from the U.S. Government and such other governments and quasi-official regulatory bodies where our products are and product candidates may be sold.

These governmental and other regulatory risks include:

- Clinical development is a long, expensive and uncertain process; delay and failure can occur at any stage of our clinical trials;
- Our clinical trials are dependent on patient enrollment and regulatory approvals; we do not know whether our planned trials will begin on time, or at all, or will be completed on schedule, or at all;

- The FDA or other regulatory authorities do not approve a clinical trial protocol or place a clinical trial on hold;
- If the clinical development process is completed successfully, our ability to derive revenues from the sale of therapeutics will depend on our first obtaining FDA or other comparable foreign regulatory approvals, each of which are subject to unique risks and uncertainties;
- There is no assurance that we will receive FDA or corollary foreign approval for any of our product candidates for any indication; we are subject to government regulation for the commercialization of our product candidates;
- We have not received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of our product candidates; and
- We may be liable for contamination or other harm caused by hazardous materials used in the operations of our business.

Risks Related to Our Securities

Our common stock may be delisted from the NASDAQ Global Market, or NASDAQ.

If the bid price of our common stock falls below $1.00 for an extended period, or we are unable to continue to meet NASDAQ's listing maintenance standards for any other reason, our common stock could be delisted from the NASDAQ.

If our stock is not accepted for listing on the NASDAQ, we will make every possible effort to have it listed on the Over the Counter Bulletin Board, or the OTC Bulletin Board. If our common stock were to be traded on the OTC Bulletin Board, the Securities Exchange Act of 1934, as amended, and related Securities and Exchange Commission, or SEC, rules would impose additional sales practice requirements on broker-dealers that sell our securities. These rules may adversely affect the ability of stockholders to sell our common stock and otherwise negatively affect the liquidity, trading market and price of our common stock.

If our common stock would not be able to be traded on the OTC Bulletin Board, we would make every effort to have it available for trading on the National Quotation Bureau's Pink Sheets, or the Pink Sheets. The Pink Sheets market consists of security firms who act as market makers in the stocks, usually, of very small companies. The bid and asked prices are not quoted electronically, but are quoted daily in "hard copy" which is delivered to firms that subscribe. Stocks that trade in the Pink Sheets are usually not as liquid as those that trade in electronic markets and, often time, the difference between the bid and the asked prices are substantial. As a result, if our common stock were traded on the Pink Sheets, there would likely be a further negative affect on the liquidity, trading market and price of our common stock even compared to what we might suffer if we were traded on the OTC Bulletin Board.

As a result of the above, we cannot assure you that our common stock will be listed on a national securities exchange, a national quotation service, the OTC Bulletin Board or the Pink Sheets; or if it is to be listed, whether or not there would be an interruption in the trading of our common stock. We believe that the listing of our stock on a recognized national trading market, such as NASDAQ, is an important part of our business and strategy. Such a listing helps our stockholders by providing a readily available trading market with current quotations. Without that, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock would likely decline. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded it by other parties. In that regard, listing on a recognized national trading market will also affect our ability to benefit from the use of its operations and expansion plans, including for use in licensing agreements, joint ventures, the development of strategic relationships and acquisitions, which are critical to our business and strategy and none of which is currently the subject of any agreement, arrangement or understanding, with respect to any future financing or strategic relationship it may undertake. The delisting from NASDAQ would result in negative publicity and would negatively impact our ability to raise capital in the future.

If we were delisted from NASDAQ, we may become subject to the trading complications experienced by "Penny Stocks" in the over-the-counter market.

Delisting from NASDAQ may depress the price of our common stock such that we may become a penny stock. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. We continue to be listed on NASDAQ. "Penny Stock" rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any; (iii) disclosure of the compensation of the broker and its salespersons in the transaction; and (iv) monthly account statements showing the market values of our securities held in the customer's accounts.

A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer's confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for stockholders to purchase or sell our common stock. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

The market price of our common stock has fluctuated widely in the past, and is likely to continue to fluctuate widely based on a number of factors, many of which are beyond our control.

The market price of our common stock has been, and is likely to continue to be, highly volatile. Furthermore, the stock market and the market for stocks of relatively small biopharmaceutical companies like ours have from time to time experienced, and likely will again experience, significant price and volume fluctuations that are unrelated to actual operating performance.

From time to time, stock market analysts publish research reports or otherwise comment upon our business and future prospects. Due to a number of factors, we may fail to meet the expectations of securities analysts or investors and our stock price would likely decline as a result. These factors include:

- Announcements by us, our current collaboration partners, any future alliance partners or our competitors of pre-clinical studies and clinical trial results, regulatory developments, technological innovations or new therapeutic products, product sales, new products or product candidates and product development timelines;
- The formation or termination of corporate alliances;
- Developments in patent or other proprietary rights by us or our respective competitors, including litigation;
- Developments or disputes concerning our patent or other proprietary rights, and the issuance of patents in our field of business to others;
- Government regulatory action;
- Period-to-period fluctuations in the results of our operations; and
- Developments and market conditions for emerging growth companies and biopharmaceutical companies, in general.

In addition, Internet "chat rooms" have provided forums where investors make predictions about our business and prospects, oftentimes without any real basis in fact, that readers may trade on.

In the past, following periods of volatility in the market prices of the securities of companies in our industry, securities class action litigation has often been instituted against those companies. If we face such litigation in the future, it would result in substantial costs and a diversion of management's attention and resources, which could negatively impact our business.

At August 19, 2013, we had 82,935,623 shares of common stock outstanding, 6,218,449 additional shares reserved for the exercise of outstanding options and restricted stock units, 4,497,724 shares available for future grant under our stock option plan and 1,000,000 shares of common stock reserved for issuance upon the exercise of outstanding warrants.

Our principal stockholder can significantly influence all matters requiring the approval by our stockholders.

As of August 19, 2013, Dr. Goldenberg, our Chairman and Chief Scientific Officer and Chief Medical Officer, together with certain members of his family, including Ms. Cynthia L. Sullivan, our President and Chief Executive Officer, who is Dr. Goldenberg's wife, and other affiliates, controlled the right to vote approximately 10% of our fully diluted common stock. As a result of this voting power, Dr. Goldenberg has the ability to significantly influence the outcome of substantially all matters that may be put to a vote of our stockholders, including the election of our directors.

There are limitations on the liability of our directors, and we may have to indemnify our officers and directors in certain instances.

Our certificate of incorporation limits, to the maximum extent permitted under Delaware law, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by law. These provisions may be in some respects broader than the specific indemnification provisions under Delaware law. The indemnification provisions may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance. Section 145 of the DGCL provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not permit a corporation to eliminate a director's duty of care and the provisions of our certificate of incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

We believe that our limitation of officer and director liability assists us to attract and retain qualified employees and directors. However, in the event an officer, a director or the board of directors commits an act that may legally be indemnified under Delaware law, we will be responsible to pay for such officer(s) or director(s) legal defense and potentially any damages resulting there from. Furthermore, the limitation on director liability may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders from instituting litigation against directors for breach of their fiduciary duties, even though such an action, if successful, might benefit our stockholders and us. Given the difficult environment and potential for incurring liabilities currently facing directors of publicly-held corporations, we believe that director indemnification is in our and our stockholders' best interests because it enhances our ability to attract and retain highly qualified directors and reduce a possible deterrent to entrepreneurial decision-making.

Nevertheless, limitations of director liability may be viewed as limiting the rights of stockholders, and the broad scope of the indemnification provisions contained in our certificate of incorporation and bylaws could result in increased expenses. Our board of directors believes, however, that these provisions will provide a better balancing of the legal obligations of, and protections for, directors and will contribute positively to the quality and stability of our corporate governance. Our board of directors has concluded that the benefit to stockholders of improved corporate governance outweighs any possible adverse effects on stockholders of reducing the exposure of directors to liability and broadened indemnification rights.

We are exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act requires that we maintain effective internal controls over financial reporting and disclosure controls and procedures. Among other things, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Compliance with Section 404 requires substantial accounting expense and significant management efforts. Our testing, or the subsequent review by our independent registered public accounting firm, may reveal deficiencies in our internal controls that would require us to remediate in a timely manner so as to be able to comply with the requirements of Section 404 each year. If we are not able to comply with the requirements of Section 404 in a timely manner each year, we could be subject to sanctions or investigations by the SEC, the NASDAQ GMS or other regulatory authorities that would require additional financial and management resources and could adversely affect the market price of our common stock.

We do not intend to pay dividends on our common stock. Until such time as we pay cash dividends our stockholders, must rely on increases in our stock price for appreciation.

We have never declared or paid dividends on our common stock. We intend to retain future earnings to develop and commercialize our products and therefore we do not intend to pay cash dividends in the foreseeable future. Until such time as we determine to pay cash dividends on our common stock, our stockholders must rely on increases in our common stock's market price for appreciation.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our headquarters is located at 300 The American Road, Morris Plains, New Jersey 07950, where we lease approximately 85,000 square feet of commercial office space, pursuant to a lease which is scheduled to expire in October 2031. The current base annual rate is $0.8 million, which is a fixed rate through October 2016 and increases thereafter every five years. Our manufacturing, regulatory, medical, research and development laboratories, and our finance, marketing and executive offices are currently located in this facility. We have subleased approximately 1,000 square feet to CMMI for their operations. We operate a 7,500 square-foot, manufacturing facility within our Morris Plains headquarters, which consists of four independent antibody manufacturing suites, several support areas, and a quality control laboratory. See Item 1 Business, "Manufacturing." In addition, our European subsidiary, Immunomedics GmbH, leases executive office space in Darmstadt, Germany.

Item 3. *Legal Proceedings*

On April 15, 2009, the Company initiated an arbitration proceeding before the Financial Industry Regulatory Authority ("FINRA") against its former investment advisor/broker-dealer, Banc of America Investment Services, Inc., and Banc of America Securities, LLC, relating to its prior investment in certain securities. On March 27, 2013, the Company reached a settlement in such matter. Pursuant to the settlement, the Company received a gross settlement amount of $18.0 million, dismissed the proceeding with prejudice, and together with the broker-dealer, released each other from all claims and liabilities arising out of the arbitration. The Company received the net amount of approximately $16.7 million after payment of expenses and legal fees.

The Company's management knows of no other material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company's securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 4. *Mine Safety Disclosures*

Not applicable

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Price and Dividend Information

Our common stock is quoted on the NASDAQ Global Market under the symbol "IMMU." The following table sets forth, for the last two fiscal years, the high and low sales prices for our common stock, as reported by the NASDAQ Global Market:

Fiscal Quarter Ended	High	Low
September 30, 2011	$4.33	$2.85
December 31, 2011	3.90	2.91
March 31, 2012	3.90	3.26
June 30, 2012	4.00	3.17
September 30, 2012	$3.70	$3.23
December 31, 2012	3.60	2.80
March 31, 2013	3.14	2.11
June 30, 2013	5.59	2.35

As of August 19, 2013, the closing sales price of our common stock on the NASDAQ Global Market was $5.08. As of August 16, 2013, there were approximately 471 stockholders of record of our common stock and, according to our estimates, approximately 13,153 beneficial owners of our common stock. We have not paid dividends on our common stock since inception and do not plan to pay cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information with respect to our compensation plans under which equity compensation is authorized as of June 30, 2013.

Plan Category	Number of securities to be issued upon vesting of restricted shares and exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders[(1)]	6,215,449	$3.04	4,505,224
Equity compensation plans not approved by security holders	—	—	—
Total	6,215,449	$3.04	4,505,224

(1) Includes the Company's 2002 Stock Option Plan and 2006 Stock Incentive Plan.

STOCK PERFORMANCE GRAPH

This graph is not "soliciting material," and is not deemed filed with the SEC and not to be incorporated by reference in any filing by our Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. Information used on the graph was obtained from the Center for Research in Security Prices at the University of Chicago, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.


COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG IMMUNOMEDICS, INC., THE NASDAQ STOCK MARKET - US INDEX AND THE NASDAQ PHARMACEUTICAL INDEX
DOLLARS
300
200
100
0
6/30/08
6/30/09
6/30/10
6/30/11
6/30/12
6/30/13
Immunomedics
NASDAQ Composite
NASDAQ Pharmaceutical

	6/30/08	6/30/09	6/30/10	6/30/11	6/30/12	6/30/13
Immunomedics	100	119	145	191	167	255
NASDAQ Composite	100	82	95	127	138	162
NASDAQ Pharmaceutical	100	98	101	131	154	213

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities.

None.

Item 6. *Selected Financial Data*

The following table sets forth our consolidated financial data as of and for each of the five fiscal years ended June 30, 2013. The selected consolidated financial data as of and for each of the five fiscal years ended June 30, 2013, has been derived from our audited consolidated financial statements. The audited consolidated financial statements for the years ended June 30, 2013, 2012 and 2011 are included elsewhere in this Annual Report on Form 10-K. The information below should be read in conjunction with the consolidated financial statements (and notes thereon) and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal year ended June 30,				
	2013	2012	2011	2010	2009
	(In thousands, except per share amounts)				
Statements of Operations					
Revenues	$ 4,962	$32,734	$ 14,709	$60,930	$30,021
Cost and expenses	36,538	31,860	33,732	26,997	27,538
Arbitration settlement, net	16,739	—	—	—	—
Insurance proceeds received	2,638	—	279	—	—
Qualifying Therapeutic Discovery Project Program	—	—	2,889	—	—
Gain on sales and redemptions of auction rate securities	—	—	455	915	69
Impairment charge on auction rate securities	—	—	—	—	(2,350)
Interest and other income	10	19	240	789	1,175
Foreign currency transaction (loss) gain	(37)	13	26	130	(3)
(Loss) income before income tax (expense) benefit	(12,226)	906	(15,134)	35,767	1,374
Income tax (expense) benefit	(44)	(210)	(110)	1,229	900
Net (loss) income	(12,270)	696	(15,244)	36,996	2,274
Less net loss attributable to noncontrolling interest	(105)	(114)	(174)	—	—
Net (loss) income attributable to Immunomedics	$(12,165)	$ 810	$(15,070)	$36,996	$ 2,274
Net (loss) income per common share – basic	$ (0.16)	$ 0.01	$ (0.20)	$ 0.49	$ 0.03
Net (loss) income per common share – diluted	$ (0.16)	$ 0.01	$ (0.20)	$ 0.49	$ 0.03
Weighted average shares outstanding – basic	78,040	75,481	75,313	75,201	75,125
Weighted average shares outstanding – diluted	78,040	76,174	75,313	75,994	76,083

	As of June 30,				
	2013	2012	2011	2010	2009
	(In thousands)				
Balance Sheets					
Cash, cash equivalents and current portion of auction rate securities	$41,326	$32,838	$27,098	$30,490	$27,391
Auction rate securities non-current[(1)]	—	—	—	8,222	17,458
Total assets	47,927	38,635	34,325	46,122	53,281
Stockholders' equity[(2)]	$36,581	$31,739	$27,642	$40,719	$ 1,977

(1) Auction rate securities that were not liquid as of the balance sheet date were classified as non-current assets.

(2) We have never paid cash dividends on our common stock.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report on Form 10-K contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this Annual Report, and they may also be made a part of this Annual Report by reference to other documents filed with the Securities and Exchange Commission, or SEC, which is known as "incorporation by reference".

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, are intended to identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among other things: our inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to obtain additional capital through strategic collaborations, licensing, convertible debt securities or equity financing in order to continue our research and development programs as well as secure regulatory approval of and market our drug candidates; our dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under our collaborative agreements; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products; our ability to protect our proprietary technologies; patent-infringement claims; and risks of new, changing and competitive technologies and regulations in the United States and internationally. Please also see the discussion of risks and uncertainties under Item 1A. Risk Factors "Factors That May Affect Our Business and Results of Operations" in this Annual Report on Form 10-K.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Annual Report on Form 10-K or in any document incorporated by reference might not occur. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or the date of the document incorporated by reference in this Annual Report on Form 10-K, as applicable. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by applicable law. All subsequent forward-looking statements attributable to the Company or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Overview

We are a biopharmaceutical company primarily focused on the development of monoclonal, antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. We have developed a number of advanced proprietary technologies that allow us to create humanized antibodies that can be used either alone in unlabeled, or "naked," form, or conjugated with radioactive isotopes, chemotherapeutics, cytokines or toxins, in each case to create highly targeted agents. Using these technologies, we have built a broad pipeline of therapeutic product candidates that utilize several different mechanisms of action. Our lead product candidate, epratuzumab, is currently in two Phase III clinical trials in lupus. In oncology, we are planning to launch a Phase III pivotal trial for clivatuzumab labeled with a radioisotope in pancreatic cancer patients. Other solid tumor therapeutics in Phase II clinical development include 2 antibody-drug conjugates, labetuzumab-SN-38 (IMMU-130) and hRS7-SN-38 (IMMU-132). We also have a majority ownership in IBC Pharmaceuticals, Inc., which is developing a novel DOCK-AND-LOCK™ (DNL™) method with us for making fusion proteins and multifunctional antibodies. DNL™ is being used particularly to make bispecific antibodies targeting cancers and infectious diseases as a T-cell redirecting immunotherapy, as well as bispecific antibodies for next-generation cancer and autoimmune disease therapies.

We have also been one of the first companies to test antibody combinations as a possibly improved method of cancer therapy, and as a result have also embarked on the development of bispecific (bifunctional) monoclonal antibodies targeting two distinct antigens on the same cancer cells. We believe that our portfolio of intellectual property, which includes approximately 227 active patents in the U.S. and more than 400 other issued patents worldwide, protects our product candidates and technologies.

We have continued to transition our focus away from the development and commercialization of diagnostic imaging products in order to accelerate the development of our therapeutic product candidates, although we manufacture and commercialize our LeukoScan® product in territories where regulatory approvals have previously been granted. LeukoScan is indicated for diagnostic imaging for determining the location and extent of infection/inflammation in bone in patients with suspected osteomyelitis, including patients with diabetic foot ulcers.

From inception in 1982 through June 30, 2013, we had an accumulated deficit of approximately $229.3 million. In the absence of increased revenues from the sale of current or future products and licensing activities (the amount, timing, nature or source of which cannot be predicted), our losses will continue as we conduct our research and development activities. These activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, our operating losses are likely to be substantial over the next several years.

The development and commercialization of successful therapeutic products is subject to numerous risks and uncertainties including, without limitation, the following:

- the type of therapeutic compound under investigation and nature of the disease in connection with which the compound is being studied;
- our ability, as well as the ability of our partners, to conduct and complete clinical trials on a timely basis;
- the time required for us to comply with all applicable federal, state and foreign legal requirements, including, without limitation, our receipt of the necessary approvals of the U.S. Food and Drug Administration, or FDA;
- the financial resources available to us during any particular period; and
- many other factors associated with the commercial development of therapeutic products outside of our control. (See Risk Factors under Item 1A in this Annual Report on Form 10-K for other factors.)

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The following discussion highlights what we believe to be the critical accounting policies and judgments made in the preparation of these consolidated financial statements.

Revenue Recognition

We have accounted for revenue arrangements that include multiple deliverables as a separate unit of accounting if: a) the delivered item has value to the customer on a standalone basis, b) there is objective and reliable evidence of the fair value of the undelivered items and c) if the right of return exists, delivery of the undelivered items is considered probable and substantially in the control of the vendor. If these criteria are not met, the revenue elements must be considered a single unit of accounting for purposes of revenue recognition.

We allocate revenue consideration, excluding contingent consideration, based on the relative selling prices of the separate units of accounting contained within an arrangement containing multiple deliverables. Relative selling prices are determined using vendor specific objective evidence, if it exists; otherwise, third-party evidence or our best estimate of selling price is used for each deliverable.

Payments received under contracts to fund certain research activities are recognized as revenue in the period in which the research activities are performed. Payments received in advance that are related to future performance are deferred and recognized as revenue when the research projects are performed. Upfront nonrefundable fees associated with license and development agreements where we have continuing involvement in the agreement are recorded as deferred revenue and recognized over the estimated service period. We estimate the period of continuing involvement based on the best evidential matter available at each reporting period. If the estimated service period is subsequently modified, the period over which the upfront fee is recognized is modified accordingly on a prospective basis.

In order to determine the revenue recognition for contingent milestones, we evaluate the contingent milestones using the criteria as provided by the FASB guidance on the milestone method of revenue recognition at the inception of a collaboration agreement. The criteria requires that (i) we determine if the milestone is commensurate with either our performance to achieve the milestone or the enhancement of value resulting from our activities to achieve the milestone, (ii) the milestone be related to past performance, and (iii) the milestone be reasonable relative to all deliverable and payment terms of the collaboration arrangement. If these criteria are met then the contingent milestones can be considered as substantive milestones and will be recognized as revenue in the period that the milestone is achieved. Royalties are recognized as earned in accordance with the terms of various research and collaboration agreements.

Revenue from the sale of diagnostic products is recorded when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts, estimated product returns and discounts. Since allowances are recorded based on management's estimates, actual amounts may be different in the future.

Foreign Currency Risks

For subsidiaries outside of the United States that operate in a local currency environment, income and expense items are translated to United States dollars at the monthly average rates of exchange prevailing during the year, assets and liabilities are translated at the period-end exchange rates, and equity accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of stockholders' equity and are included in the determination of comprehensive income (loss), including long-term investments in consolidated subsidiaries. Transaction gains and losses are included in the determination of net income (loss).

Stock Based Compensation

We currently have an Employee Share Option Plan, or the Plan, which permits the grant of share options and shares to our employees, of which 4.5 million stock options were still available for future grant. A summary of this plan is provided in Note 6 to the consolidated financial statements. We believe that such awards better align the interests of our employees with those of our shareholders. Option awards are generally granted with an exercise price equal to the market price of our stock at the date of grant; those option awards generally vest based on four years of continuous service and have seven year contractual terms. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan).

The fair value of each option granted during the years ended June 30, 2013, 2012 and 2011 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in the following table:

	Years ended June 30,		
	2013	2012	2011
Expected dividend yield	0%	0%	0%
Expected option term (years)	5.35	5.32	5.42
Expected stock price volatility	69%	80%	88%
Risk-free interest rate	0.98% - 1.84%	1.01% - 2.46%	2.33% - 2.86%

The weighted average fair value at the date of grant for options granted during the years ended June 30, 2013, 2012 and 2011 were $2.12, $2.23 and $2.53 per share, respectively. We used historical data to estimate forfeitures. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected stock price volatility was calculated using our daily stock trading history. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

We have a total of 1,642,733 shares underlying non-vested options and restricted stock grants outstanding as of June 30, 2013. As of June 30, 2013, 2012 and 2011 there was $3.6 million, $3.3 million and $3.4 million, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is being recognized over a weighted-average period of 2.62 years. The weighted average remaining contractual terms of the exercisable shares is 2.59 years and 2.95 years as of June 30, 2013 and 2012, respectively.

Reimbursement of Research & Development Costs

Research and development costs that are reimbursable under collaboration agreements are included as a reduction of research and development expenses. We record these reimbursements as a reduction of research and development expenses as our partner in the collaboration agreement has the financial risks and responsibility for conducting these research and development activities.

Impairment of Assets

We review our long-lived assets for impairment, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based upon our judgment of our ability to recover the asset from the expected future undiscounted cash flows of the related operations. Actual future cash flows may be greater or less than estimated. Based on our review, we believe there is no impairment at June 30, 2013.

Manufacturing Costs

Manufacturing costs incurred in relation to the development of materials produced in order to fulfill contractual obligations are capitalized and are recorded in other current assets until the product is delivered in accordance with the terms of the agreement.

Life Insurance Policies

We have life insurance policies on Dr. Goldenberg, which are for the benefit of the Company. When the Company is the beneficiary of the policy, and there are no other contractual arrangements between the Company and Dr. Goldenberg, we recognize the amount that could be realized under the insurance arrangement as an asset on the balance sheet.

Results of Operations

Fiscal Year 2013 compared to Fiscal Year 2012

Revenues

Revenues for the fiscal year ended June 30, 2013 were $5.0 million as compared to $32.7 million for the fiscal year ended June 30, 2012, representing a decrease of $27.7 million or 85%. The decrease was primarily due to $28.4 million of non-recurring license fee revenue earned during fiscal 2012 under the terms of the Amendment Agreement with UCB. Product sales of LeukoScan in Europe for the years ended June 30, 2013 and 2012 were $3.0 million and $3.5 million, respectively, representing a decrease of $0.5 million, or 14%, as sales volume of LeukoScan in Europe has declined from the prior year as a result of regulatory filings that are currently in process which has limited the supply of LeukoScan available for sale. Research and development revenues for the year ended June 30, 2013 were $1.8 million as compared to $0.8 million for the same period in 2012, an increase of $1.0 million, or 125%, due to the timing of grant programs in the current period and increase in the number of grant programs during the current year.

Costs and Expenses

Total costs and expenses for the fiscal year ended June 30, 2013 were $36.5 million as compared to $31.9 million in the fiscal year ended June 30, 2012, representing an increase of $4.6 million, or 14%. Research and development expenses for the fiscal year ended June 30, 2013 increased by $4.4 million, or 18%, to $29.2 million from $24.8 million in fiscal year ended June 30, 2012. This increase resulted primarily from an increase of $2.5 million of clinical trial related expenses largely driven by increased costs for the clivatuzumab phase Ib clinical trial (completed during fiscal year 2013), and antibody-drug conjugates' clinical trials and a decrease of $2.0 million of research and development expense reimbursements from the previous year. Cost of goods sold was $0.4 million in each of the fiscal years ended June 30, 2013 and 2012. Gross profit margins were 87% and 88% for fiscal years 2013 and 2012, respectively.

Sales and marketing expenses for each of the years ended June 30, 2013 and 2012 were $0.8 million, respectively. General and administrative expenses for fiscal year 2013 increased by $0.4 million, or 7%, from $5.8 million in fiscal year 2012 to $6.2 million in fiscal year 2013, due primarily to insurance and employee related expenses.

Arbitration Settlement, net

On April 15, 2009, we initiated an arbitration proceeding before FINRA against its former investment advisor/broker-dealer, Banc of America Investment Services, Inc. and Banc of America Securities, LLC, relating to its prior investment in certain securities. On March 27, 2013 we reached a settlement in such matter. Pursuant to the settlement, we received a gross settlement amount of $18.0 million, dismissed the proceeding with prejudice, and together with the broker-dealer, released each other from all claims and liabilities arising out of the arbitration. We received the net amount of approximately $16.7 million after payment of expenses and legal fees.

Insurance Proceeds

Insurance proceeds totaling $2.6 million were received during the year ended June 30, 2013 as a result of insurance claims for an equipment failure during the 2011 fiscal year. A cash payment for a business interruption insurance claim of $2.5 million was received in October 2012, which had resulted from the equipment failure that had limited the production of materials necessary for certain research and product development. There was no such claim for the previous year. In addition, proceeds of $0.1 million were also received in September 2012 for a property claim regarding the same equipment failure.

Income Tax Expense

Income tax expense was $44 thousand and $0.2 million for the fiscal years ended June 30, 2013 and 2012, respectively. Income tax expense in 2012 was higher than in 2013 due to profitability in domestic operations in fiscal year 2012. Income tax expense for both periods includes income taxes on profitable foreign operations.

Net Income Attributable to Immunomedics, Inc.

Net loss attributable to Immunomedics, Inc. common stockholders for fiscal year 2013 is $12.2 million, or $0.16 per share, as compared to net income of $0.8 million, or $0.01 per share, in fiscal year 2012.

Fiscal Year 2012 compared to Fiscal Year 2011

Revenues

Revenues for the fiscal year ended June 30, 2012 were $32.7 million as compared to $14.7 million for the fiscal year ended June 30, 2011, representing an increase of $18.0 million, or 122%. The increase was primarily due to an increase in license fee revenue. In fiscal 2012, $28.4 million of license fee revenue was earned by us under the terms of the Amendment Agreement with UCB whereby UCB received the right to sublicense to a third party (subject to our consent of the sublicensee and sublicensing agreement), a license to develop, manufacture, market and sell our drug epratuzumab, for the United States and certain other territories. During the 2011 fiscal year, we recognized as revenue the receipt of $10.0 million for milestone payments under the terms of the Nycomed Agreement. Product sales of LeukoScan in Europe were comparable for each of the years ended June 30, 2012 and 2011 at $3.5 million and $3.6 million, respectively. Research and development revenues for the year ended June 30, 2012 were $0.8 million as compared to $1.0 million for the same period in 2011, a decrease of $0.2 million, or 20%, due to a decline in government funded research grants.

Costs and Expenses

Total costs and expenses for the fiscal year ended June 30, 2012 were $31.9 million as compared to $33.7 million in the fiscal year ended June 30, 2011, representing a decrease of $1.8 million, or 5%. Research and development expenses for the fiscal year ended June 30, 2012 decreased by $0.6 million, or 2%, to $24.8 million from $25.4 million in fiscal year ended June 30, 2011. This decrease resulted primarily from $1.3 million of lower spending for clinical trials, partially offset by higher outside services. Reimbursement of research and development expenses for the 2012 fiscal year increased to $2.2 million compared to $2.0 million in fiscal 2011, but is expected to decline significantly subsequent to June 30, 2012. Cost of goods sold was $0.4 million in each of the fiscal years ended June 30, 2012 and 2011. Gross profit margins were 88% for both the 2012 and 2011 fiscal years.

Sales and marketing expenses remained unchanged at $0.8 million for both the 2012 and 2011 fiscal years. General and administrative expenses for fiscal year 2012 decreased by $1.3 million, or 18%, from $7.1 million in fiscal year 2011 to $5.8 million in fiscal year 2012. This decrease is primarily attributable to $1.9 million of decreased legal expenses principally related to lower expenses pertaining to the FINRA arbitration hearing and other legal matters for the year ended 2011. This decrease in general and administrative expenses was partially offset by recognition of additional incentive compensation to our Chairman in accordance with his employment agreement resulting from the Company's profitability for the 2012 fiscal year.

Qualifying Therapeutic Discovery Project Program (QTDP)

On October 29, 2010, we were awarded a cash grant of approximately $2.9 million under the QTDP program administered under Section 48D of the Internal Revenue Code. We recognized the full $2.9 million of the grant as of the date of notification since we had already incurred all of the qualifying expenses as of the date of notification. Since this program was non-recurring in nature, we elected to classify this payment as other income in the Consolidated Statement of Comprehensive (Loss) Income for the year ended June 30, 2011. There was no similar program in the fiscal year ended June 30, 2012.

Gain on Sales and Redemptions on Auction Rate Securities (ARS)

A gain of $0.5 million was reported for the year ended June 30, 2011 on the sales and redemptions of ARS with a carrying value of $9.0 million (par value of $11.0 million). There were no such sales for the fiscal year ended June 30, 2012.

Interest and Other Income

Interest and other income of $19 thousand for the year ended June 30, 2012 decreased from $0.2 million for the same period in 2011. This decline was primarily due to the inclusion in fiscal 2011 of the amortization of the discount for the auction rate securities of $0.1 million.

Income Tax Expense

Income tax expense of $0.2 million and $0.1 million for the fiscal years ended June 30, 2012 and 2011, respectively, was the result of income taxes for the domestic and foreign operations.

Net Income Attributable to Immunomedics, Inc.

Net income attributable to Immunomedics, Inc. common stockholders for fiscal year 2012 is $0.8 million, or $0.01 per share as compared to net loss of $15.1 million, or $0.20 per share, in fiscal year 2011.

Research and Development Expenses

Research and development expenses for our product candidates in development were $29.2 million for fiscal year ended June 30, 2013, $24.8 million for fiscal year ended June 30, 2012 and $25.4 million for the fiscal year ended June 30, 2011. Research and development expenses increased by $4.4 million in fiscal year 2013, or 18%, as compared to fiscal year 2012. Research and development expenses decreased $0.6 million in fiscal year 2012, or 2%, as compared to fiscal 2011.

We do not track expenses on the basis of each individual compound under investigation or through clinical trials and therefore we do not provide a breakdown of such historical information in that format. We evaluate projects under development from an operational perspective, including such factors as results of individual compounds from laboratory/animal testing, patient results and enrollment statistics in clinical trials. It is important to note that multiple product candidates are often tested simultaneously. It is not possible to calculate each antibody's supply costs. There are many different development processes and test methods that examine multiple product candidates at the same time. We have, historically, tracked our costs in the categories discussed below, specifically "research costs" and "product development costs" and by the types of costs outlined below.

Our research costs consist of outside costs associated with animal studies and costs associated with research and testing of our product candidates prior to reaching the clinical stage. Such research costs primarily include personnel costs, facilities, including depreciation, lab supplies, funding of outside contracted research and license fees. Our product development costs consist of costs from preclinical development (including manufacturing), conducting and administering clinical trials and patent expenses.

The following table sets forth a breakdown of our research and development expenses by those associated with research and those associated with product development for the periods indicated.

	Years Ended June 30,		
	2013	2012	2011
		(in thousands)	
Research Costs	$ 5,962	$ 6,602	$ 6,166
Product Development Costs	23,203	18,222	19,203
Total	$29,165	$24,824	$25,369

Research Costs

Research costs decreased by $0.6 million, or 9%, for the year ended June 30, 2013 compared to June 30, 2012. Research costs increased by $0.4 million, or 7%, for the year ended June 30, 2012 compared to June 30, 2011. The changes in research costs primarily relate to the following:

Personnel costs were $2.8 million in fiscal 2013 as compared to $2.9 million in fiscal 2012, a decrease of $0.1 million, or 3%, due to higher employee turnover offset by salary increases. Personnel costs were $2.9 million for 2012 and $2.7 million in 2011, the increase was due to salary increases and low employee turnover.

The use of outside research and testing services in fiscal 2013 was $0.3 million, a decrease of $0.1 million, or 25%, from 2012. The decrease resulted from less outside testing required for the current year's research projects. The use of outside research and testing services in fiscal 2012 was $0.4 million, an increase of $0.2 million, or 100%, over 2011. This increase was primarily the result of increased outside research and testing procedures.

Indirect administrative and support services that are allocated to research based on research spending levels for fiscal 2013 was $0.9 million as compared to $1.2 million in 2012. This decrease was a result of greater emphasis on spending in the product development area as compared to the research area and therefore a lower level of indirect spending to be absorbed into the research category. For fiscal 2012 these expenses were $1.2 million as compared to $1.0 million in 2011, an increase of $0.2 million, or 20%, primarily as a result of increased employee-related costs.

Product Development Costs

Product development costs for the year ended June 30, 3013 in total increased by $5.0 million, or 27%, to $23.2 million as compared to 2012. Product development costs for the year ended June 30, 2012 in total decreased by $1.0 million or 5% to $18.2 million as compared to 2011. The changes in product development costs primarily relate to the following:

Clinical trial expenses in fiscal year 2013 were $4.0 million as compared to $1.5 million in fiscal year 2012, an increase of $2.5 million primarily due to the increased costs resulting from the clivatuzumab phase Ib clinical trial that was completed during fiscal year 2013 and the new antibody-drug conjugates' clinical trials. Clinical trial expenses in fiscal year 2012 of $1.5 million represented a decrease of $1.3 million, or 46%, from 2011. This reduction was primarily the result of the completion of the clivatuzumab tetraxetan (*h*PAM4) Phase IIb clinical trial during the 2012 fiscal year.

Previously the Company has benefited from cost efficiencies realized on labor and overhead as a result of efforts on the development of veltuzumab for Takeda-Nycomed, for which the Company has been reimbursed. In fiscal 2013, the level of reimbursement received from Takeda-Nycomed decreased from $2.2 million received in fiscal 2012 to $0.2 million. In fiscal 2012, the level of reimbursement received from Takeda-Nycomed increased $0.2 million, from $2.0 million received in 2011. The Company expects the reimbursement from Takeda-Nycomed for fiscal 2014 to remain at the 2013 level or to decline further.

Personnel costs in fiscal 2013 were $6.8 million, an increase of $0.7 million, or 11%, as compared to 2012, primarily due to increased hiring in the product development area for manufacturing requirements and additional clinical trial activity, as well as salary increases. Personnel costs in fiscal 2012 were $6.1 million, a decrease of $0.1 million, or 2%, as compared to 2011, with salary increases in 2012 offset by lower employee levels during the year.

Patent expenses for fiscal 2013 were $1.6 million, a decrease of $0.1 million, or 6%, from 2012. Patent expenses for fiscal 2012 were $1.7 million, a decrease of $0.3 million, or 15%, from 2011. The reductions were primarily due to the completion of patent related expenses for legal actions during both fiscal years, resulting in lower professional fees.

Lab supplies and chemical reagent costs were $2.8 million in fiscal 2013, an increase of $1.1 million, or 65%, from 2012. This increase was primarily a result of higher level of manufacturing development requirements related to additional clinical trial agreements the Company entered into and grant related requirements during fiscal year 2013. Lab supplies and chemical reagent costs were $1.7 million in fiscal 2012, a decrease of $0.3 million, or 15%, from 2011. This reduction was primarily the result of lower levels of clinical trial participation during the year, partially offset by a slightly higher level of manufacturing development requirements for veltuzumab product for Takeda-Nycomed.

Expenses for outside testing were $2.1 million in fiscal 2013, an increase of $0.7 million, or 50%, from 2012. This increase was a result of increased material testing for process validation and offsite lyophilization relating to product development for manufacturing and grant program requirements during the fiscal 2013. Expenses for outside testing were $1.4 million in fiscal 2012, an increase of $0.5 million, or 55%, from 2011. This increase was the result of increased testing for process validations and offsite lyophilization for product development.

Indirect administrative and support services that are allocated to development based on spending levels increase by $0.4 million, or 13%, to $3.4 million in fiscal year 2013, primarily as a result of increased spending in the product development area as compared to the research area, resulting in a higher proportion of indirect costs. Indirect administrative and support services that are allocated to development based on spending levels increased by $0.3 million, or 7%, to $3.0 million in fiscal year 2012, primarily as a result of increased employee-related costs.

Completion of clinical trials may take several years or more. The length of time varies according to the type, complexity and the disease indication of the product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over the following periods:

Clinical Phase	Estimated Completion Period (Years)
I	0-1
II	1-2
III	1-4

The duration and cost of clinical trials through each of the clinical phases may vary significantly over the life of a particular project as a result of, among other things, the following factors:

- the length of time required to recruit qualified patients for clinical trials;
- the duration of patient follow-up in light of trial results;
- the number of clinical sites required for trials; and
- the number of patients that ultimately participate.

Liquidity and Capital Resources

Since its inception in 1982, Immunomedics' principal sources of funds have been the private and public sale of debt and equity securities and revenues from licensing, which provided up-front and milestone payments, as well as funding of development costs and other licensing possibilities. There can be no assurance that Immunomedics will be able to raise the additional capital it will need to complete its pipeline of research and development programs, on commercially acceptable terms, if at all. If the Company were unable to raise capital on acceptable terms, its ability to continue its business would be materially and adversely affected. Furthermore, the terms of any such debt or equity financing may include covenants which may limit our future ability to manage the business.

Discussion of Cash Flows

Cash flows from operating activities. Net cash used in operating activities for the year ended June 30, 2013 was $5.9 million, compared to cash provided by operations of $4.9 million for the year ended June 30, 2012. The decrease in the current fiscal year's cash flow provided by operations is primarily due to the receipt of $28.4 million attributable to the UCB Amendment Agreement in 2012, offset in part by the $16.7 million of proceeds from the arbitration settlement and $2.6 million in insurance proceeds received during the current fiscal year.

For fiscal 2012, net cash provided by operating activities was $4.9 million as compared to $12.2 million used in operations for fiscal 2011. The increase in cash flow provided by operations was primarily due to the receipt of $28.4 million attributable to the UCB Amendment Agreement, offset in part by the milestone payments totaling $10.0 million that were received from Takeda-Nycomed in 2011 and the non-recurring $2.5 million received under the QTDP program in the 2011 fiscal year.

Cash flows from investing activities. Net cash used in investing activities was $0.5 million in fiscal 2013, as compared to $0.6 million net cash used in investing activities for the 2012 fiscal year. The decrease in cash flow from investing activities for the 2013 fiscal year is primarily due to $0.1 million in proceeds received from an insurance claim in the current year.

Net cash used in investing activities was $0.6 million in fiscal 2012, as compared to $9.2 million net cash provided by investing activities for the 2011 fiscal year. The decrease in cash flow from investing activities for the 2012 fiscal year is primarily due to the prior year's receipt of $9.5 million from the proceeds from the sales and redemption of auction rate securities and $0.3 million in proceeds from an insurance claim, which were not repeated in the 2012 fiscal year.

Cash flows from financing activities. Net cash provided by financing activities for the year ended June 30, 2013 was $14.8 million, resulting primarily from the approximately $14.8 million of cash proceeds received from the sale of 7,000,000 shares of common stock at $2.30 per share in the current fiscal period. Net cash provided by financing activities for the year ended June 30, 2012 was $1.7 million, resulting primarily from the issuance of a warrant to acquire 1,000,000 shares of the Company's common stock to UCB as part of the UCB Amendment Agreement. Net cash provided by financing activities for the year ended June 30, 2011 was $0.1 million, primarily resulting from the exercise of employee stock options.

At June 30, 2013, we had working capital of $35.3 million, representing an increase of $5.4 million from the $29.9 million in working capital that we had at June 30, 2012. The increase was primarily a result of the net proceeds of $14.8 million received from the issuance of 7,000,000 shares of our common stock and the arbitration settlement of $16.7 million, during the current fiscal year, offset in part by operating loss incurred in the normal course of business.

At June 30, 2012, we had working capital of $29.9 million, representing an increase of $5.2 million from the $24.7 million in working capital that we had at June 30, 2011. This increase in working capital was primarily a result of the $4.6 million net cash provided by operations.

Our cash and cash equivalents of $41.3 million at June 30, 2013 represented an increase of $8.5 million from $32.8 million at June 30, 2012. The increase for fiscal year 2013 was primarily attributable to the net proceeds received from the issuance of 7,000,000 shares of common stock, the arbitration settlement, and insurance proceeds during the current fiscal year offset in part by the operating loss incurred in the normal course of business.

Our cash and cash equivalents of $32.8 million at June 30, 2012 represented an increase of $5.7 million from $27.1 million at June 30, 2011. The increase for fiscal year 2012 was primarily attributable to the $4.6 million in cash provided by operations and $1.8 million in net cash flow from financing activities, principally the issuance of common stock purchase warrants to UCB.

Other Liquidity Matters

We have $41.3 million of unrestricted cash and cash equivalents at June 30, 2013. Based on our expected cash utilization rate, we believe we have sufficient funds to continue our operations and research and development programs for at least the next twelve months. Cash requirements in fiscal year 2014 are expected to increase to $24.0 - $26.0 million, which includes expenses related to our ADC programs and certain expenses to initiate our anticipated clivatuzumab Phase III clinical trial for the treatment of patients with pancreatic cancer. Our Phase Ib clinical trial of clivatuzumab in patients with pancreatic cancer was completed during the 2013 fiscal year. In fiscal 2014, we plan to launch a Phase III clinical trial with Y-90-labeled clivatuzumab tetraxetan in combination with low-dose gemcitabine as a therapy for pancreatic cancer patients with two or more prior treatments. We will require additional funding in order to complete this Phase III clinical trial.

We plan to continue pursuing sources of financing including, potential payments from partners, (including any cash payment that we might receive in connection with a sublicense involving a third party and UCB, which is not within our control), licensing arrangements, grants or other financing sources.

We expect research and development activities to continue to expand over time, and we do not believe we will have adequate cash to continue to conduct development of product candidates in line with our pipeline included in our long term corporate strategy. As a result, we will continue to require additional financial resources in order to conduct our research and development programs, clinical trials of product candidates and regulatory filings. Our ability to raise capital through public and private debt or equity financings may be negatively impacted by the current weak economy. There can be no assurances that financing will be available when we need it on terms acceptable to us, if at all. If we are unable to raise capital on acceptable terms, our ability to continue our business would be materially and adversely affected. Furthermore, the terms of any such debt or equity financing may include covenants which may limit our future ability to manage the business. At the present time, we are unable to determine whether any of these future activities will be successful and, if so, the terms and timing of any definitive agreements.

Actual results could differ materially from our expectations as a result of a number of risks and uncertainties, including the risks described in Item 1A Risk Factors, "Factors That May Affect Our Business and Results of Operations," and elsewhere in this Annual Report on Form 10-K. Our working capital and working capital requirements are affected by numerous factors and such factors may have a negative impact on our liquidity. Principal among these are the success of product commercialization and marketing products, the technological advantages and pricing of our products, the impact of the regulatory requirements applicable to us, and access to capital markets that can provide us with the resources, when necessary, to fund our strategic priorities.

Contractual Commitments

Our major contractual obligations relate to an operating lease for our facility and employment contracts in effect for our Chairman of the Board, Chief Medical Officer and Chief Scientific Officer and the President/Chief Executive Officer. We have identified and quantified the significant commitments in the following table for the fiscal years ending June 30:

	Payments Due by Period (in thousands)						
Contractual Obligation	2014	2015	2016	2017	2018	Thereafter	Total
Operating Lease[1]	$ 838	$ 838	$ 838	$929	$974	$14,173	$18,590
Employment Contracts[2]	1,234	675	675	—	—	—	2,584
TOTAL	$2,072	$1,513	$1,513	$929	$974	$14,173	$21,174

(1) The operating lease for our Morris Plains, New Jersey facility expires in October 2031 and is at a base annual rental rate of $0.8 million, which has a fixed rate through October 2016 with increases thereafter every five years.

(2) Included are amounts due under employment contracts with David M. Goldenberg, our Chief Medical Officer and Chief Scientific Officer, through 2016 and Cynthia Sullivan, our President and Chief Executive Officer, through 2014. The five-year employment contract with David M. Goldenberg was entered into effective July 1, 2011. This contract also included a minimum royalty agreement, a percentage of the consideration the Company receives from licensing agreements, sales of intellectual properties and disposition of undeveloped assets, as disclosed in the employment agreement. The amounts included above are only the minimum payments and do not include possible adjustments to existing salaries, additional incentive compensation or potential bonus payments as set forth in the employment contract.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued Accounting Standard Update ("ASU") 2013-02, "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("AOCI")." ASU 2013-02 requires entities to disclose additional information about reclassification adjustments, including changes in AOCI balances by component and significant items reclassified out of AOCI. The Company will adopt ASU 2013-02 in the first quarter of fiscal year 2014, which will not have a significant impact on its financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The following discussion about our exposure to market risk of financial instruments contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described due to a number of factors, including uncertainties associated with general economic conditions and conditions impacting our industry.

We have not entered into and do not expect to enter into, financial instruments for trading or hedging purposes. We do not currently anticipate entering into interest rate swaps and/or similar instruments. One of our primary market risk exposure with regard to financial instruments is to changes in interest rates, which would impact interest income earned on such instruments. A one percent change (100 basis points) in interest rates on our investments would have impacted interest income by a nominal amount for the year ended June 30, 2013.

We also may be exposed to fluctuations in foreign currencies with regard to certain agreements with service providers relating to certain clinical trials that are in process. Depending on the strengthening or weakening of the U.S. dollar, realized and unrealized currency fluctuations could be significant.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Immunomedics, Inc.

We have audited the accompanying consolidated balance sheets of Immunomedics, Inc. and subsidiaries as of June 30, 2013 and 2012, and the related consolidated statements of comprehensive (loss) income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Immunomedics, Inc. and subsidiaries at June 30, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Immunomedics, Inc.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework and our report dated August 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Iselin, New Jersey
August 22, 2013

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	
	2013	**2012**
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 41,326,000**	$ 32,838,096
Accounts receivable, net of allowance for doubtful accounts of $49,265 and $54,809 at June 30, 2013 and 2012, respectively	**622,830**	659,958
Inventory	**1,030,480**	415,876
Other receivables	**627,757**	389,002
Prepaid expenses	**432,660**	582,601
Other current assets	**1,175,883**	593,900
Total current assets	**45,215,610**	35,479,433
Property and equipment, net	**2,086,911**	2,527,500
Value of life insurance policies	**594,832**	598,288
Other long-term assets	**30,000**	30,000
	$ 47,927,353	$ 38,635,221
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	**$ 7,164,946**	$ 5,412,169
Deferred revenues	**2,780,309**	182,631
Total current liabilities	**9,945,255**	5,594,800
Other liabilities	**1,400,728**	1,301,212
Commitments and Contingencies (Note 11)	**—**	—
Stockholders' equity:		
Preferred stock, $.01 par value; authorized 10,000,000 shares; no shares issued and outstanding at June 30, 2013 and 2012	**—**	—
Common stock, $.01 par value; authorized 135,000,000 shares; issued 82,841,123 shares and outstanding 82,806,398 shares at June 30, 2013; and issued 75,597,066 shares and 75,562,341 shares outstanding at June 30, 2012	**828,411**	755,970
Capital contributed in excess of par	**265,688,408**	248,737,450
Treasury stock, at cost: 34,725 shares at June 30, 2013 and 2012	**(458,370)**	(458,370)
Accumulated deficit	**(229,253,892)**	(217,088,442)
Accumulated other comprehensive income	**161,830**	80,161
Total Immunomedics, Inc. stockholders' equity	**36,966,387**	32,026,769
Noncontrolling interest in subsidiary	**(385,017)**	(287,560)
Total stockholders' equity	**36,581,370**	31,739,209
	$ 47,927,353	$ 38,635,221

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years ended June 30,		
	2013	**2012**	**2011**
Revenues:			
License fee and other revenues	**$ 126,667**	$28,418,000	$ 10,126,550
Product sales	**2,991,129**	3,517,739	3,607,685
Research and development	**1,844,201**	798,088	975,244
Total revenues	**4,961,997**	32,733,827	14,709,479
Costs and Expenses:			
Costs of goods sold	**392,722**	427,035	419,352
Research and development	**29,165,111**	24,824,024	25,368,586
Sales and marketing	**826,375**	846,025	828,148
General and administrative	**6,154,214**	5,762,576	7,116,055
Total costs and expenses	**36,538,422**	31,859,660	33,732,141
Operating (loss) income	**(31,576,425)**	874,167	(19,022,662)
Arbitration settlement, net	**16,739,282**	—	—
Insurance proceeds received	**2,637,879**	—	279,010
Qualifying Therapeutic Discovery Project Program	**—**	—	2,888,688
Gain on sales and redemptions of auction rate securities	**—**	—	454,428
Interest and other income	**10,557**	18,762	239,999
Foreign currency transaction (loss) gain, net	**(37,434)**	13,234	26,010
(Loss) income before income tax expense	**(12,226,141)**	906,163	(15,134,527)
Income tax expense	**(44,070)**	(209,785)	(109,880)
Net (loss) income	**(12,270,211)**	696,378	(15,244,407)
Less net loss attributable to noncontrolling interest	**(104,761)**	(113,574)	(173,986)
Net (loss) income attributable to Immunomedics, Inc.	**$(12,165,450)**	$ 809,952	$(15,070,421)
(Loss) earnings per common share attributable to Immunomedics, Inc:			
Basic	**$ (0.16)**	$ 0.01	$ (0.20)
Diluted	**$ (0.16)**	$ 0.01	$ (0.20)
Weighted average shares used to calculate (loss) earnings per common share:			
Basic	**78,040,005**	75,481,007	75,313,349
Diluted	**78,040,005**	76,174,377	75,313,349
Other comprehensive (loss) income , net of tax:			
Foreign currency translation adjustments	**81,669**	(314,508)	262,151
Unrealized loss on securities available for sale	**—**	—	(208,696)
Other comprehensive (loss) income	**81,669**	(314,508)	53,455
Comprehensive (loss) income	**(12,188,542)**	381,870	(15,190,952)
Less comprehensive (loss) attributable to noncontrolling interest	**(104,761)**	(113,574)	(173,986)
Comprehensive (loss) income attributable to Immunomedics, Inc.	**$(12,083,781)**	$ 495,444	$(15,016,966)

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Immunomedics, Inc. Stockholders							
	Common Stock		Capital Contributed in Excess of Par	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total
	Shares	Amount						
Balance, at June 30, 2010	75,296,565	$752,965	$242,910,779	$(458,370)	$(202,827,973)	$ 341,214	$ —	$ 40,718,615
Exercise of stock options, net	92,460	925	242,604					243,529
Stock based compensation	74,041	740	1,870,031					1,870,771
Other comprehensive income						53,455		53,455
Net loss					(15,070,421)		(173,986)	(15,244,407)
Balance, at June 30, 2011	75,463,066	$754,630	$245,023,414	$(458,370)	$(217,898,394)	$ 394,669	$(173,986)	$ 27,641,963
Issuance of common stock purchase warrant			1,582,000					1,582,000
Exercise of stock options, net	59,126	592	171,223					171,815
Stock based compensation	74,874	748	1,960,813					1,961,561
Other comprehensive loss						(314,508)		(314,508)
Net income (loss)					809,952		(113,574)	696,378
Balance, at June 30, 2012	75,597,066	$755,970	$248,737,450	$(458,370)	$(217,088,442)	$ 80,161	$(287,560)	$ 31,739,209
Issuance of common stock, net	**7,000,000**	**70,000**	**14,715,408**					**14,785,408**
Exercise of stock options, net	**88,594**	**886**	**265,170**					**266,056**
Stock based compensation	**155,463**	**1,555**	**2,016,939**					**2,018,494**
Other comprehensive income						**81,669**		**81,669**
Share purchases of majority-owned subsidiary			**(46,559)**				**7,304**	**(39,255)**
Net loss					**(12,165,450)**		**(104,761)**	**(12,270,211)**
Balance, at June 30, 2013	**82,841,123**	**$828,411**	**$265,688,408**	**$(458,370)**	**$(229,253,892)**	**$ 161,830**	**$(385,017)**	**$ 36,581,370**

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,		
	2013	**2012**	**2011**
Cash flows from operating activities:			
Net (loss) income	**$(12,270,211)**	$ 696,378	$(15,244,407)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation	**1,036,035**	1,496,783	1,477,639
Amortization of deferred revenue	**(176,667)**	(128,956)	(118,213)
Gain on insurance claim for equipment failure	**(137,879)**	—	(279,010)
(Credit) charge for allowance for doubtful accounts	**(5,544)**	22,797	(20,007)
Non-cash expense related to stock compensation	**2,265,460**	2,059,939	1,966,899
Amortization of discounts of auction rate securities	**—**	—	(120,114)
Gain on sales/redemptions of auction rate securities	**—**	—	(454,428)
Changes in operating assets and liabilities:			
Accounts receivable	**66,755**	54,225	(288,399)
Inventories	**(617,954)**	(126,272)	245,105
Other assets	**(684,004)**	491,270	(748,611)
Accounts payable and accrued expenses	**1,750,590**	66,747	1,242,315
Deferred revenue	**2,774,345**	108,692	—
Other liabilities	**99,516**	166,720	155,214
Net cash (used in) provided by operating activities	**(5,899,558)**	4,908,323	(12,186,017)
Cash flows from investing activities:			
Additions to property and equipment	**(595,446)**	(568,133)	(605,988)
Proceeds from insurance claim for equipment failure	**137,879**	—	279,010
Proceeds from sales and redemptions of auction rate securities	**—**	—	9,545,000
Net cash (used in) provided by investing activities	**(457,567)**	(568,133)	9,218,022
Cash flows from financing activities:			
Issuance of common stock, net of fees	**14,785,408**	—	—
Payments for stock plan activity	**(246,966)**	(98,378)	(96,128)
Share purchases of majority-owned subsidiary	**(39,255)**	—	—
Exercise of stock options, net	**266,056**	171,815	243,529
Issuance of common stock purchase warrant	**—**	1,582,000	—
Net cash provided by financing activities	**14,765,243**	1,655,437	147,401
Effect of changes in exchange rates on cash and cash equivalents	**79,786**	(255,141)	384,974
Increase (decrease) in cash and cash equivalents	**8,487,904**	5,740,486	(2,435,620)
Cash and cash equivalents at beginning of period	**32,838,096**	27,097,610	29,533,230
Cash and cash equivalents at end of period	**$ 41,326,000**	$32,838,096	$ 27,097,610
Supplemental information for the statement of cash flows:			
Cash paid for income taxes	**$ 135,023**	$ 23,144	$ 441,531

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Overview

Immunomedics, Inc., a Delaware corporation ("Immunomedics" or the "Company") is a biopharmaceutical company focused on the development of monoclonal antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. The Company has continued to transition its focus away from the development and commercialization of diagnostic imaging products in order to accelerate the development of its therapeutic product candidates, although the Company manufactures and commercializes its one product, LeukoScan® in territories where regulatory approvals have previously been granted in Europe, Canada and in certain other markets outside the U.S. LeukoScan® is indicated for diagnostic imaging for determining the location and extent of infection/inflammation in bone in patients with suspected osteomyelitis, including patients with diabetic foot ulcers. The Company has two foreign subsidiaries, Immunomedics B.V. in the Netherlands and Immunomedics GmbH in Darmstadt, Germany, to assist the Company in managing sales efforts and coordinating clinical trials in Europe. In addition, included in the accompanying financial statements is the majority-owned U.S. subsidiary, IBC Pharmaceuticals, Inc. ("IBC"), which has been working since 1999 on the development of novel cancer radiotherapeutics using patented pretargeting technologies with proprietary, bispecific antibodies.

Immunomedics is subject to significant risks and uncertainties, including, without limitation, our inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that the Company may be unable to successfully finance and secure regulatory approval of and market its drug candidates; its dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under its collaborative agreements; uncertainties about the Company's ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products; its ability to protect its proprietary technologies; patent-infringement claims; and risks of new, changing and competitive technologies and regulations in the United States and internationally. For more detail regarding such risks and uncertainties, please refer to "Risk Factors" in Item 1A.

The Company has $41.3 million of unrestricted cash and cash equivalents as of June 30, 2013. Based on the Company's expected cash utilization rate, the Company believes it has sufficient funds to continue its operations and research and development programs for at least the next twelve months. Cash requirements in fiscal year 2014 are expected to increase to $24.0 - $26.0 million, which includes expenses related to the antibody-drug conjugate, or ADC programs and certain expenses to initiate the Company's anticipated clivatuzumab Phase III clinical trial for the treatment of patients with pancreatic cancer. The Company's Phase Ib clinical trial of clivatuzumab in patients with pancreatic cancer was completed during the 2013 fiscal year. In fiscal 2014, the Company plans to launch a Phase III clinical trial with Y-90-labeled clivatuzumab tetraxetan in combination with low-dose gemcitabine as a therapy for pancreatic cancer patients with two or more prior treatments. The Company will require additional funding in order to complete this Phase III clinical trial.

The Company expects research and development activities to continue to expand over time and it does not believe it will have adequate cash to continue to conduct development of product candidates in line with its pipeline included in its long term corporate strategy. As a result, the Company will continue to require additional financial resources in order to conduct its research and development programs, clinical trials of product candidates and regulatory filings.

Since its inception in 1982, Immunomedics' principal sources of funds have been the private and public sale of debt and equity securities and revenues from licensing agreements, which could provide up-front and milestone payments, as well as funding of development costs and other licensing possibilities. The Company's ability to raise capital through public and private debt or equity financings may be negatively impacted by the current weak economy. There can be no assurances that financing will be available when needed on terms acceptable to it, if at all. If the Company were unable to raise capital on acceptable terms, its ability to continue its business would be materially and adversely affected. Furthermore, the terms of any such debt or equity financing may include covenants which may limit the Company's future ability to manage the business. At the present time, the Company is unable to determine whether any of these future activities will be successful and, if so, the terms and timing of any definitive agreements.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of Immunomedics and its majority-owned subsidiaries. Noncontrolling interests in consolidated subsidiaries in the consolidated balance sheets represent minority stockholders' proportionate share of the equity in such subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Examples of the Company's significant estimates include accrued liabilities and stock compensation expenses.

Foreign Currencies

For subsidiaries outside of the United States that operate in a local currency environment, income and expense items are translated to United States dollars at the monthly average rates of exchange prevailing during the year, assets and liabilities are translated at year-end exchange rates and equity accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of stockholders' equity in the Consolidated Balance Sheets and the Consolidated Statements of Changes in Stockholders' Equity and are included in the determination of comprehensive (loss) income in the Consolidated Statements of Comprehensive (Loss) Income, including long-term investments in consolidated subsidiaries. Transaction gains and losses are included in the determination of net (loss) income in the Consolidated Statements of Comprehensive (Loss) Income. As of June 30, 2013 and 2012, the cumulative unrealized foreign currency translation gain included in other comprehensive income was approximately $0.2 million and $0.1 million, respectively.

Accounts Receivable

Credit is extended to customers based upon an evaluation of the customer's financial condition. Accounts receivable are recorded at net realizable value.

Allowance for Doubtful Accounts

The Company utilizes a specific identification accounts receivable reserve methodology based on a review of outstanding balances and previous activities to determine the allowance for doubtful accounts. The Company charges off uncollectible receivables at the time the Company determines the receivable is no longer collectible. The Company does not require collateral or other security to support financial instruments subject to credit risk.

Concentration of Credit Risk

Cash, cash equivalents and marketable securities are financial instruments that potentially subject the Company to concentration of credit risk. For the 2013 fiscal year the Company had one customer who accounted for approximately 11% of total revenue. For fiscal years 2012 and 2011 refer to Note 10 for revenues from licensing transactions. Immunomedics periodically invests its cash in debt instruments of banks and financial institutions with strong credit ratings. Immunomedics has established guidelines relative to diversification and maturities that are designed to help ensure safety and liquidity. These guidelines are periodically reviewed to take advantage of trends in yields and interest rates.

Estimated Fair Value of Financial Instruments

The Company has categorized its financial assets, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below. The Company does not have any financial liabilities that are required to be measured at fair value on a recurring basis. If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets recorded on the consolidated balance sheets as of June 30, 2013 and 2012 are categorized based on the inputs to the valuation techniques as follows (in thousands):

- *Level 1* – Financial assets whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market which the company has the ability to access at the measurement date (examples include active exchange-traded equity securities and most U.S. Government and agency securities).
- *Level 2* – Financial assets whose value are based on quoted market prices in markets where trading occurs infrequently or whose values are based on quoted price's of instruments with similar attributes in active markets.
- *Level 3* – Financial assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset.

	Level 1	Level 2	Level 3	Total
June 30, 2013				
Money Market Funds	$38,327	$—	$—	$38,327
Total	$38,327	$—	$—	$38,327
June 30, 2012				
Money Market Funds	$29,316	$—	$—	$29,316
Total	$29,316	$—	$—	$29,316

The money market funds noted above are included in cash and cash equivalents in the consolidated balance sheets. We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the hierarchy during the fiscal year 2013.

Reimbursement of Research and Development Costs

Research and development costs that are reimbursable under collaboration agreements are included as a reduction of research and development expenses. The Company records these reimbursements as a reduction of research and development expenses as the Company's partner in the collaboration agreement has the financial risks and responsibility for conducting these research and development activities.

Inventory

Inventory, which consists of the finished product and work in process of LeukoScan, is stated at the lower of cost (on a first-in, first-out basis) or market, and includes materials, labor and manufacturing overhead. An inventory reserve is recorded for finished product that is not deemed to be saleable, if necessary. As of June 30, 2013 and 2012 no reserve was deemed to be necessary.

Property and Equipment and Impairment of Assets

Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives (5-10 years) of the respective assets. Leasehold improvements are capitalized and amortized over the lesser of the remaining life of the lease or the estimated useful life of the asset. Immunomedics reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. Immunomedics assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows, and measures the impairment, if any, using discounted cash flows. To date the Company has not taken any impairment charges on property and equipment.

Life Insurance Policies

The Company has life insurance policies on Dr. Goldenberg, which are for the benefit of the Company. When the Company is the beneficiary of the policy, and there are no other contractual arrangements between the Company and Dr. Goldenberg, the Company recognizes the amount that could be realized under the insurance arrangement as an asset in the balance sheet.

Revenue Recognition

The Company has accounted for revenue arrangements that include multiple deliverables as a separate unit of accounting if: a) the delivered item has value to the customer on a standalone basis, b) there is objective and reliable evidence of the fair value of the undelivered items and c) if the right of return exists, delivery of the undelivered items is considered probable and substantially in the control of the vendor. If these criteria are not met, the revenue elements must be considered a single unit of accounting for purposes of revenue recognition. The Company allocates revenue consideration, excluding contingent consideration, based on the relative selling prices of the separate units of accounting contained within an arrangement containing multiple deliverables. Relative selling prices are determined using vendor specific objective evidence, if it exists; otherwise third-party evidence or the Company's best estimate of selling price is used for each deliverable.

Payments received under contracts to fund certain research activities are recognized as revenue in the period in which the research activities are performed. Payments received in advance that are related to future performance are deferred and recognized as revenue when the research projects are performed. Upfront nonrefundable fees associated with license and development agreements where the Company has continuing involvement in the agreement are recorded as deferred revenue and recognized over the estimated service period. The Company estimates the period of continuing involvement based on the best evidential matter available at each reporting period. If the estimated service period is subsequently modified, the period over which the upfront fee is recognized is modified accordingly on a prospective basis.

In order to determine the revenue recognition for contingent milestones, the Company evaluates the contingent milestones using the criteria as provided by the Financial Accounting Standards Boards ("FASB") guidance on the milestone method of revenue recognition at the inception of a collaboration agreement. The criteria requires that (i) the Company determines if the milestone is commensurate with either its performance to achieve the milestone or the enhancement of value resulting from the Company's activities to achieve the milestone, (ii) the milestone be related to past performance, and (iii) the milestone be reasonable relative to all deliverable and payment terms of the collaboration arrangement. If these criteria are met then the contingent milestones can be considered as substantive milestones and will be recognized as revenue in the period that the milestone is achieved. Royalties are recognized as earned in accordance with the terms of various research and collaboration agreements.

Revenue from the sale of diagnostic products is recorded when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts, estimated product returns and discounts. Since allowances are recorded based on management's estimates, actual amounts may be different in the future.

Research and Development Costs

Research and development costs are expensed as incurred.

Manufacturing Costs

Manufacturing costs incurred in relation to the development of materials produced in order to fulfill contractual obligations are capitalized and are recorded in other current assets until the product is delivered in accordance with the terms of the agreement.

Income Taxes

The Company uses the asset and liability method to account for income taxes, including the recognition of deferred tax assets and deferred tax liabilities for the anticipated future tax consequences attributable to differences between financial statements amounts and their respective tax bases. The Company reviews its deferred tax assets for recovery. A valuation allowance is established when the Company believes that it is more likely than not that its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company's tax provision in the period of change.

The Company does not have an accrual for uncertain tax positions as of June 30, 2013 or 2012. The U.S. Federal statute of limitation remains open for the fiscal years 2008 onward. The Company's tax returns filed in foreign jurisdictions remain open for the fiscal years 2009 onward. State income tax returns are generally subject to examination for a period of 3-5 years after filing of the respective return. The Company conducts business and files tax returns in New Jersey.

Net (Loss) Income Per Share Allocable to Common Stockholders

Basic net (loss) income per share is based upon the number of weighted average number of shares of common stock and vested restricted shares outstanding. Diluted net income per share is based upon the weighted average number of shares of common stock and dilutive potential shares of common stock outstanding. During fiscal years 2013 and 2011, no potential shares of common stock were included in the calculation since their affect would be anti-dilutive due to the operating losses. For fiscal year 2012, diluted net income per share is based upon the weighted average number of shares of common stock and dilutive potential shares of common stock outstanding. Potential shares of common stock that result from the assumed exercise of outstanding stock options and warrant shares, with exercise prices less than the average market price of the Company's common stock during the year ended June 30, 2013, 2012, and 2011, are calculated under the treasury stock method. All other outstanding stock options and warrant shares have been excluded from the calculation.

Comprehensive (Loss) Income

Comprehensive (loss) income consists of net (loss) income, net unrealized gains on securities available for sale and foreign currency translation adjustments and is presented in the Consolidated Statements of Comprehensive (Loss) Income.

Stock-Based Compensation

The Company's 2006 Stock Incentive Plan (the "Plan") permits the grant of options and shares to its employees for up to 8 million shares of common stock. A summary of this plan is provided in Note 6. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have seven year contractual terms. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan).

The fair value of each option granted during the years ended June 30, 2013, 2012 and 2011 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in the following table:

	Years ended June 30,		
	2013	2012	2011
Expected dividend yield	0%	0%	0%
Expected option term (years)	5.35	5.32	5.42
Expected stock price volatility	69%	80%	88%
Risk-free interest rate	0.98% - 1.84%	1.01% - 2.46%	2.33% - 2.86%

The weighted average fair value at the date of grant for options granted during the years ended June 30, 2013, 2012 and 2011 were $2.12, $2.23 and $2.53 per share, respectively. The Company uses historical data to estimate forfeitures. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected stock price volatility was calculated based on the Company's daily stock trading history. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company has 1,642,733 non-vested options and restricted stock shares outstanding. As of June 30, 2013, 2012 and 2011, there was $3.6 million, $3.3 million and $3.4 million, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is being recognized over a weighted-average period of 2.62 years. The weighted average of remaining contractual terms of the exercisable shares is 2.59 years and 2.95 years as of June 30, 2013 and 2012, respectively.

Qualifying Therapeutic Discovery Project Program

On October 29, 2010, the Company was notified that it had been awarded a total cash grant of approximately $2.9 million under the Qualifying Therapeutic Discovery Project program administered under section 48D of the Internal Revenue Code, of which approximately $2.5 million relates to qualifying expenses the Company had previously incurred during the 2010 fiscal year, which was received during the second quarter of fiscal 2011. The remainder of the grant of approximately $0.4 million was received during the first quarter of fiscal 2012 based on qualifying expenses the Company has incurred during the 2011 fiscal year. The Company recognized the full $2.9 million of the grant as of the date of notification since the Company had already incurred all of the qualifying expenses. Since this program is non-recurring in nature, the Company elected to classify this payment as other income in the Condensed Consolidated Statement of Comprehensive Income (Loss) for the year ended June 30, 2011.

Financial Instruments

The carrying amounts of cash and cash equivalents, other current assets and current liabilities approximate fair value due to the short-term maturity of these instruments. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Insurance Proceeds

Insurance proceeds totaling $2.6 million were received during the fiscal year 2013 as a result of insurance claims from an equipment failure during the 2011 fiscal year. A cash payment for a business interruption insurance claim of $2.5 million was received, which had resulted from the equipment failure that had limited the production of materials necessary for certain research & product development. There was no such claim for the previous year. In addition, for fiscal years ended June 30, 2013 and 2011 proceeds of $0.1 million and $0.3 million, respectively, were also recorded from a property claim regarding the same equipment failure. The proceeds received from these claims are classified as a separate other income component in the consolidated statement of comprehensive (loss) income.

Reclassification

Certain 2012 and 2011 balances have been reclassified to conform to the 2013 presentation. These reclassifications related to insurance claims for equipment failure in the statements of comprehensive (loss) income, deferred revenues in the balance sheets, and deferred revenue and payments of taxes for stock plan activity in the statements of cash flows. In addition, the Company has corrected its 2012 and 2011 statement of cash flows related to the immaterial impact of changes in foreign currency exchange rates on cash and cash equivalents and changes in operating assets and liabilities.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("AOCI")." ASU 2013-02 requires entities to disclose additional information about reclassification adjustments, including changes in AOCI balances by component and significant items reclassified out of AOCI. The Company will adopt ASU 2013-02 in the first quarter of fiscal year 2014, which will not have a significant impact on its financial statements.

3. Inventory

Inventory consisted of the following at June 30 (in thousands):

	2013	2012
Work in process	$ 914	$—
Finished goods	116	416
Total	$1,030	$416

4. Property and Equipment

Property and equipment consisted of the following at June 30 (in thousands):

	2013	2012
Machinery and equipment	$ 7,766	$ 7,453
Leasehold improvements	18,087	17,933
Furniture and fixtures	933	921
Computer equipment	2,044	1,928
	28,830	28,235
Accumulated depreciation and amortization	(26,743)	(25,707)
	$ 2,087	$ 2,528

Depreciation expense for the years ended June 30, 2013, 2012 and 2011 was $1.0 million, $1.5 million and $1.5 million, respectively. During the 2013 and 2011 fiscal years the Company received $0.1 million and $0.3 million, respectively, of insurance proceeds for an equipment failure that occurred during the 2011 fiscal year. The Company did not receive any insurance proceeds for the 2011 equipment failure during fiscal year 2012.

5. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at June 30 (in thousands):

	2013	2012
Trade accounts payable	$ 980	$ 512
Clinical trial accruals	4,757	3,144
Incentive compensation	—	329
Executive bonus	676	655
Miscellaneous other current liabilities	752	772
	$7,165	$5,412

6. Stockholders' Equity

Preferred Stock

The Certificate of Incorporation of the Company authorizes 10,000,000 shares of preferred stock, $.01 par value per share. The preferred stock may be issued from time to time in one or more series, with such distinctive serial designations, rights and preferences as shall be determined by the Board of Directors. For each of the fiscal years ended June 30, 2013, 2012 and 2011 the Company has had no preferred stock outstanding.

Common Stock

In February 2013, the Company sold 7,000,000 shares of its common stock, composed of 6,086,956 shares of common stock initially offered and an additional 913,044 shares of common stock sold pursuant to the full exercise of the underwriters' over-allotment option. The public offering price of $2.30 per share of common stock resulted in net proceeds to the Company of approximately $14.8 million. The shares of common stock were sold pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission.

Stock Incentive Plans

The Immunomedics, Inc. 2006 Stock Incentive Plan ("the Plan") was created with the intention to promote the interests of the Company, by providing eligible persons with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive to remain with the organization. At June 30, 2013 there were 10,720,673 shares of common stock authorized for issuance upon the exercise of stock options or the delivery under restricted stock units under the Plan.

The Plan is divided into three separate equity incentive programs. These incentive programs consist of:

- Discretionary Grant Program under which eligible persons may be granted options to purchase shares of common stock or stock appreciation rights tied to the value of the common stock;
- Stock Issuance Program under which eligible persons may be issued shares of common stock pursuant to restricted stock awards, restricted stock shares, performance shares or other stock-based awards which vest upon completion of a designated service period or the attainment of pre-established performance milestones, or such shares of common stock may be a fully-vested bonus for services rendered; and
- Automatic Grant Program under which eligible non-employee Board members will automatically receive grants at designated intervals over their period of continued Board service.

The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have seven year contractual terms. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan). At June 30, 2013, 4,505,224 stock options were still available for future grant and shares of common stock were reserved for possible future issuance upon exercise of stock options both currently outstanding and which may be issued in the future.

Each of the Company's outside Directors who had been a Director prior to July 1st of each year is granted, at the annual shareholder meeting of each year, options to purchase shares of the Company's common stock at fair market value on the grant date. The number of options to be issued is at the discretion of the Company's Board of Directors. For fiscal years 2013, 2012 and 2011, stock options and restricted stock were granted to these outside directors to purchase an aggregate of 207,750 shares, 102,500 shares and 80,000 shares, respectively. Stock options granted to outside directors are vested when granted. Restricted stock units granted to outside directors become vested within one year of grant date. When an outside Director is elected to the Board of Directors, they are awarded options for 22,500 shares of the Company's common stock.

For the 2012 and 2011 fiscal years as part of the Plan, each non-employee Board member who continued to serve as a non-employee Board member was automatically granted restricted stock units up to 5,000 shares of common stock. Beginning in the 2013 fiscal year, each non-employee Board member who continues to serve shall receive on the date of the annual stockholders meeting an annual grant of non-qualified stock options and restricted stock units, each equal in value to $45 thousand. The Company recorded $154 thousand, $70 thousand and $72 thousand for stock-based compensation expense for these non-employee Board members restricted stock units for the years ended June 30, 2013, 2012 and 2011, respectively.

Information concerning options for the years ended June 30, 2013, 2012 and 2011 is summarized as follows:

	Number of Shares			Weighted Average Price		
	2013	2012	2011	2013	2012	2011
Options outstanding, beginning of year	5,799,100	6,471,975	6,225,621	$3.72	$ 4.92	$ 5.80
Options granted	759,900	349,000	832,251	$3.59	$ 3.40	$ 3.54
Options exercised	(88,594)	(59,126)	(92,460)	$3.00	$ 2.91	$ 2.63
Options cancelled or forfeited	(743,532)	(962,749)	(493,437)	$6.96	$11.70	$14.20
Options outstanding, end of year	5,726,874	5,799,100	6,471,975	$3.30	$ 3.72	$ 4.92
Options exercisable, end of year	4,572,716	4,686,364	4,896,272	$3.21	$ 3.81	$ 5.47

The aggregate intrinsic value of the outstanding and exercisable stock options as of June 30, 2013 and 2012 is $12.3 million and 10.2 million, respectively. The aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company's common stock exceeded the exercise price of the options at June 30, 2013, for those options for which the quoted market price was in excess of the exercise price. The total intrinsic value of options exercised during the 2013, 2012 and 2011 fiscal years was $0.1 million, $33 thousand and $0.1 million, respectively. Included in research and development and general and administrative expense categories the Company has recorded $1.5 million, $1.5 million and $1.7 million for stock-based compensation expense related to these stock options for the years ended June 30, 2013, 2012 and 2011, respectively.

The following table summarizes information concerning options outstanding under the Plan at June 30, 2013:

Range of exercise price	Number outstanding at June 30, 2013	Weighted average exercise price	Weighted average remaining term (yrs.)	Number exercisable at June 30, 2013	Weighted average exercise price
$1.59 - 3.00	2,411,288	$2.40	2.55	2,380,975	$2.40
3.01 - 5.00	2,821,586	3.68	4.21	1,697,741	3.70
5.01 - 7.00	492,000	5.44	0.93	492,000	5.44
7.01 - 9.50	2,000	9.50	0.19	2,000	9.50
	5,726,874	$3.30	3.23	4,572,716	$3.21

At a Compensation Committee meeting held on August 27, 2012, the Company awarded an additional 205,700 restricted stock units to certain executive officers of the Company at the market price on that date ($3.46 per share). These restricted stock units will vest over a four year period. As of June 30, 2013 there was $1.2 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan for these executive officers. That cost is being recognized over a weighted-average period of 2.61 years. The Company recorded $0.6 million, $0.5 million and $0.2 million for stock-based compensation expense for these executive officers for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

A summary of the Company's non-vested restricted stock units at June 30, 2013, and changes during the year ended June 30, 2013 is presented below:

Non-Vested Restricted Stock	Number of Awards
Non-vested at July 1, 2012	439,375
Granted	280,450
Vested/Exercised	(231,250)
Forfeited	—
Non-vested at June 30, 2013	488,575

7. Earnings Per Share

Basic earnings per share are calculated using the weighted average number of outstanding shares of common stock including vested restricted shares. Diluted earnings per share computations, as calculated under the treasury stock method, include the weighted average number of shares of additional outstanding common stock issuable for stock options and restricted stock whether or not currently exercisable. Diluted earnings per share for the periods presented do not include securities if their effect was anti-dilutive.

	2013	2012	2011
	(in thousands, except per share amounts)		
Net (loss) income attributable to Immunomedics, Inc.	$(12,165)	$ 810	$(15,070)
Basic earnings per share:			
Weighted average basic common shares outstanding	78,040	75,481	75,313
Basic (loss) earnings per share attributable to Immunomedics, Inc.	$ (0.16)	$ 0.01	$ (0.20)
Diluted earnings per share:			
Weighted average basic common shares outstanding	78,040	75,481	75,313
Dilutive effect of restricted stock	—	82	—
Dilutive effect of stock options outstanding	—	611	—
Weighted average diluted common shares outstanding	78,040	76,174	75,313
Diluted (loss) earnings per share	$ (0.16)	$ 0.01	$ (0.20)
Stock options and warrant shares excluded from the weighted average dilutive common shares outstanding because their inclusion would have been anti-dilutive	6,189	5,699	6,472
Restricted stock excluded from the weighted average dilutive common shares outstanding because their inclusion would have been anti-dilutive	456	357	151

8. Income Taxes

The provision (benefit) for income taxes is as follows (in thousands):

	Year Ended June 30,		
	2013	2012	2011
Federal			
Current	$ (38)	$126	$ 56
Deferred	—	—	—
Total Federal	(38)	126	56
State			
Current	2	2	4
Deferred	—	—	—
Total State	2	2	4
Foreign			
Current	80	82	50
Deferred	—	—	—
Total Foreign	80	82	50
Total Expense	$ 44	$210	$110

A reconciliation of the statutory tax rates and the effective tax rates for each of the years ended June 30 is as follows:

	2013	2012	2011
Statutory rate	(34.0%)	34.0%	(34.0%)
State income taxes (net of Federal tax benefit)	0.0%	0.3%	0.0%
Foreign income tax	0.1%	(3.2%)	(0.4%)
Change in valuation allowance	12.1%	(707.3%)	66.9%
NOL expiration	24.3%	754.5%	(30.3%)
R&D tax credit expiration	(3.4%)	(72.8%)	(1.3%)
Other	1.3%	17.6%	(0.2%)
Effective rate	0.4%	23.1%	0.7%

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets as of June 30, 2013 and 2012 are presented below (in thousands):

	2013	2012
Deferred tax assets:		
NOL carry forwards	$ 55,225	$ 54,898
Research and development credits	11,707	11,703
Property and equipment	4,369	4,322
Other	8,705	6,881
Total	80,006	77,804
Valuation allowance	(80,006)	(77,804)
Net deferred taxes	$ —	$ —

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowances for fiscal years 2013 and 2012 have been applied to offset the deferred tax assets in recognition of the uncertainty that such tax benefits will be realized as the Company continues to incur losses. The differences between book income and tax income primarily relate to the recognition of income resulting from depreciation and stock compensation expenses.

At June 30, 2013, the Company has available net operating loss carry forwards for federal income tax reporting purposes of approximately $158.0 million and for state income tax reporting purposes of approximately $45.8 million, which expire at various dates between fiscal 2013 and 2033. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of a company's net operating loss and research credit carry forwards may be limited if the Company experiences a change in ownership of more than 50 percentage points within a three-year period. As a result of certain financing arrangements, the Company may have experienced such ownership changes. Accordingly, the Company's net operating loss carry forwards available to offset future federal taxable income arising before such ownership changes may be limited. Similarly, the Company may be restricted in using its research credit carry forwards arising before such ownership changes to offset future federal income tax expense. Of the deferred tax asset valuation allowance related to the net operating loss carry forwards, approximately $22.5 million relates to a tax deduction for non-qualified stock options.

At June 30, 2013, the Company did not have any material unrecognized tax benefits and the Company does not anticipate that its unrecognized tax benefits will significantly change in the next twelve months. The Company will recognize potential interest and penalties related to income tax positions as a component of the provision for income taxes on the consolidated statements of comprehensive (loss) income in any future periods in which the Company must record a liability. The Company is no longer subject to federal or foreign income tax assessments for years prior to 2009. The Company conducts business and files tax returns in New Jersey.

9. Related Party Transactions

Certain of the Company's affiliates, including members of its senior management and Board of Directors, as well as their respective family members and other affiliates, have relationships and agreements among themselves as well as with the Company and its affiliates, that create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, the Company's Chairman, Chief Medical Officer and Chief Scientific Officer, Ms. Cynthia L. Sullivan, the President and Chief Executive Officer, who is the wife of Dr. David M. Goldenberg, and certain companies with which the Company does business, including the Center for Molecular Medicine and Immunology ("CMMI") and IBC Pharmaceuticals, Inc.

Dr. David M. Goldenberg

Dr. David M. Goldenberg was an original founder of Immunomedics in 1982 and continues to play a critical role in its business. He currently serves as Chairman of the Board of Directors, Chief Medical Officer and Chief Scientific Officer, and is married to the Company's President and Chief Executive Officer, Cynthia L. Sullivan. Dr. Goldenberg is a party to a number of agreements with the Company involving not only his services, but intellectual property owned by him. In addition, Dr. Goldenberg performs services for CMMI, (see below for further details).

License Agreement

Pursuant to a License Agreement between Immunomedics and Dr. Goldenberg, certain patent applications owned by Dr. Goldenberg were licensed to Immunomedics at the time of Immunomedics' formation in exchange for a royalty in the amount of 0.5% of the first $20.0 million of annual net sales of all products covered by any of such patents and 0.25% of annual net sales of such products in excess of $20.0 million. In November 1993, the ownership rights of Immunomedics were extended as part of Dr. Goldenberg's employment agreement, with Immunomedics agreeing to diligently pursue all ideas, discoveries, developments and products, into the entire medical field, which, at any time during his past or continuing employment by Immunomedics (but not when performing services for CMMI – see below), Dr. Goldenberg has made or conceived or hereafter makes or conceives, or the making or conception of which he has materially contributed to or hereafter contributes to, all as defined in the Employment Agreement.

Employment Agreements

On July 1, 2011, the Company entered into the Third Amended and Restated Employment Agreement with Dr. Goldenberg for his service to the Company as the Chief Scientific Officer and Chief Medical Officer (the "Goldenberg Agreement"), which terminates July 1, 2016. The Goldenberg Agreement covers aspects of his compensation as well as duties and responsibilities at Immunomedics. Under the Goldenberg Agreement, Dr. Goldenberg's annual base salary is at a minimum of $0.5 million, which shall be reviewed annually for appropriate increases by the Board of Directors or the Compensation Committee. Dr. Goldenberg is also eligible to participate in any Company incentive compensation plan in place for its senior level executives and is eligible to receive an annual discretionary bonus based upon certain performance standards to be determined by the Compensation Committee. Dr. Goldenberg's annual bonus target is 50% of his annual base salary, subject to achievement of performance goals, with a potential payout from 0% to 150% of the target amount.

Dr. Goldenberg is also eligible to receive certain additional incentive compensation during the agreement term. For any fiscal year in which the Company records an annual net loss, Dr. Goldenberg shall receive a sum equal to 0.75% of the consideration the Company receives from any licensing agreement, sale of intellectual property or similar transaction with any third party, with certain exceptions as defined in the Goldenberg Agreement. For any fiscal year in which the Company records net income, Dr. Goldenberg shall receive a sum equal to 1.50% of the Company's Annual Net Revenue as defined in the Goldenberg Agreement for each such fiscal year, and thereafter throughout the non-competition period, as described in the Agreement.

Dr. Goldenberg is also eligible to receive royalty payments on royalties received by the Company. For each fiscal year the Company shall pay Dr. Goldenberg a sum equal to a percentage of the annual royalties the Company receives on each of the products for which Dr. Goldenberg is an Inventor, and all products using, related to or derived from products for which Dr. Goldenberg is an Inventor. The percentage of royalties that the Company will pay to Dr. Goldenberg on each patented product will be determined based on the percentage of royalties that the Company must pay to external third parties.

Dr. Goldenberg is also eligible to receive minimum payments of $150 thousand during each of the fiscal years, payable in equal quarterly payments, as an advance against the amounts due as additional incentive compensation, royalty payments and dispositions of undeveloped assets. In the event the Company completes a disposition of the Company's undeveloped assets for which Dr. Goldenberg was an Inventor, the Company will pay Dr. Goldenberg a sum equal to at least twenty percent or more of the consideration the Company receives from each disposition. The Company's obligation to compensate Dr. Goldenberg upon dispositions of undeveloped assets applies to all dispositions completed within the contract term or within three years thereafter.

In accordance with the terms of the Goldenberg Agreement, additional compensation of $0.3 million was earned by Dr. Goldenberg for the fiscal year ended June 30, 2012 as a result of the Company's profitability for that fiscal year. For the 2013 and 2011 fiscal years, Dr. Goldenberg received the minimum payment under the employment agreement.

Finally, it is a condition to his employment agreement that Dr. Goldenberg be permitted to continue his involvement with CMMI, as discussed in greater detail below. Dr. Goldenberg also is compensated by IBC Pharmaceuticals as discussed in greater detail in these notes to the Consolidated Financial Statements.

Cynthia L. Sullivan

Effective July 1, 2011, the Company entered into the Fourth Amended and Restated Employment Agreement with Cynthia L. Sullivan pertaining to Ms. Sullivan's service to the Company as the Company's

President and Chief Executive Officer (the "Amended Sullivan Agreement"). The Amended Sullivan Agreement will continue, unless earlier terminated by the parties, until July 1, 2014. Ms. Sullivan's current annual base salary under the Amended Sullivan Agreement is $0.6 million, which shall be reviewed annually for appropriate increases by the Board or the Compensation Committee. Ms. Sullivan's annual bonus target is 50% of her base salary, subject to achievement of performance goals, with a potential payout from 0% to 150% of the target amount. Ms. Sullivan will also be eligible to receive equity compensation awards under the Company's 2006 Stock Incentive Plan, or any such successor equity compensation plan as may be in place from time to time.

Relationships with The Center for Molecular Medicine and Immunology

The Company's product development has involved, to varying degrees, CMMI, for the performance of certain basic research and patient evaluations, the results of which are made available to the Company pursuant to a collaborative research and license agreement. The Company currently subleases approximately 1,000 square feet, at a rate of $30 thousand per year. Dr. Goldenberg is the founder, current President and a member of the Board of Trustees of CMMI. Dr. Goldenberg's employment agreement permits him to devote such time as is necessary to fulfill his duties to the CMMI and IBC Pharmaceuticals., Inc, provided that such duties do not materially interfere with his ability to perform any of his obligations under the Goldenberg Agreement. Certain of the Company's consultants have employment relationships with CMMI, and Dr. Hans Hansen, the Company's emeritus executive officer, is an adjunct member of CMMI. CMMI's management and fiscal operations are the responsibility of CMMI's Board of Trustees.

The Company has reimbursed CMMI for expenses incurred on behalf of the Company, including amounts incurred pursuant to research contracts, in the amount of approximately $32 thousand, $0.2 million and $0.3 million during the years ended June 30, 2013, 2012 and 2011, respectively. For fiscal 2012, the Company also reimbursed one-half of the clean-up cost for the disposal of materials related to the Company's contract research at the CMMI former facility. In fiscal years ended June 30, 2013, 2012 and 2011, the Company incurred $60 thousand, $68 thousand and $61 thousand, respectively, of legal expenses for patent related matters for patents licensed to Immunomedics from CMMI. The Company may decide whether or not to support them. However, any inventions made independently of the Company at CMMI are the property of CMMI.

IBC Pharmaceuticals

IBC Pharmaceuticals, Inc. ("IBC") is a majority owned subsidiary of Immunomedics, Inc.

As of June 30, 2013, the shares of IBC Pharmaceuticals, Inc. were held as follows:

Stockholder	Holdings	Percentage of Total
Immunomedics, Inc.	5,615,124 shares of Series A Preferred Stock	73.46%
Third Party Investors	628,282 shares of Series B Preferred Stock	8.22%
David M. Goldenberg Millennium Trust	1,399,926 shares of Series C Preferred Stock	18.32%
		100.00%

In the event of a liquidation, dissolution or winding up of IBC, the Series A, B and C Preferred Stockholders would be entitled to $0.6902, $5.17 and $0.325 per share (subject to adjustment), respectively. The Series A and B stockholders would be paid ratably until fully satisfied. The Series C stockholders would be paid only after the Series A and B stockholders have been fully repaid. These liquidation payments would be made only to the extent the assets of IBC are sufficient to make such payments.

In each of the fiscal years 2013, 2012 and 2011, Dr. Goldenberg received $78 thousand, $55 thousand and $55 thousand, respectively in compensation for his services to IBC. At June 30, 2013, Dr. Goldenberg was a director of IBC, while Cynthia L. Sullivan, Gerard G. Gorman and Phyllis Parker served as the President, Treasurer and Secretary, respectively, of IBC.

10. License and Collaboration Agreements

Algeta ASA

In January 2013 the Company entered into a collaboration agreement with Algeta ASA for the development of epratuzumab to be conjugated with Algeta's proprietary thorium-227 alpha-pharmaceutical payload. Under the terms of this agreement, the Company is required to manufacture and supply clinical-grade antibody to Algeta, which has rights to evaluate the potential of a Targeted Thorium Conjugate (TTC), linking thorium-227 to epratuzumab, for the treatment of cancer. Algeta will fund all preclinical and clinical development costs up to the end of Phase I testing. Upon successful completion of Phase I testing, the parties shall negotiate terms for a license agreement at Algeta's request. The Company and Algeta have agreed to certain parameters to be included in the collaboration agreement. Under the terms of the collaboration agreement, Immunomedics received an upfront cash payment and is entitled to other payments which will be recognized over the period of time the Company supplies clinical grade antibody to Algeta. Revenue recognized under this arrangement has been included in license fee and other revenues while the related costs have been included in research and development expenses.

Nycomed GmbH

On July 11, 2008, the Company entered into the Nycomed Agreement with Nycomed providing Nycomed a worldwide license to develop, manufacture and commercialize veltuzumab, the Company's humanized anti-CD20 antibody, in the subcutaneous formulation, for the treatment of all non-cancer indications. The Company retains the rights to develop, manufacture and commercialize veltuzumab in the field of oncology.

Immunomedics can also receive certain cash payments contingent upon various regulatory achievements related to the successful development of veltuzumab by Nycomed and certain cash payments related to the achievement of specified product sales thresholds. These potential milestone payments include clinical development and regulatory filings. The Company may also receive an escalating double digit royalty based on annual net sales, if any, by Nycomed, its affiliates or sublicenses under the Nycomed Agreement during the royalty term. During the 2011 fiscal year the Company received a $10.0 million payment as a result of Nycomed achieving certain clinical milestones under the terms of the Nycomed Agreement. Previously one $10.0 million milestone payment was received under the terms of the Nycomed Agreement. No other clinical milestones or royalty payments were achieved. There can be no assurance that the other clinical, regulatory or sales milestones will be achieved and therefore there can be no assurance that the Company will receive any future payments.

On September 30, 2011, Takeda Pharmaceutical Company Limited completed its acquisition of Nycomed and made Nycomed a wholly owned subsidiary of Takeda effective the same day.

Takeda-Nycomed is solely responsible for the development, manufacturing and commercialization of veltuzumab, for the subcutaneous formulation, for all non-cancer indications. The Company's major obligations were to complete the research and development activities as specified in the Nycomed Agreement and to manufacture and supply veltuzumab to Takeda-Nycomed for the quantity of materials for the period of time specified in the Nycomed Agreement. The Company completed its manufacturing and supply obligations and its' responsibilities in the Phase I/II study in immune thrombocytopenic purpura, or ITP, during the 2010 fiscal year.

Given that the Company's performance obligations have been satisfied upon its completion of its manufacturing and supply obligations and its responsibilities in the Phase I/II study in ITP and are not provided for over time, such milestone payments are not deemed to be substantive milestones and do not qualify for the milestone method of revenue recognition. However, as the Company has no future performance obligations related to the Nycomed Agreement, revenue will be recognized when earned.

In accordance with the Company's accounting policy and applicable revenue recognition guidance, royalties are not evaluated under the milestone method and are recognized when earned. Similarly, the Company treats sales-based milestone payments as royalties. As such, sales milestone payments, which are related to the achievement of specified product sales thresholds, are not evaluated under the milestone method and are recorded as revenue when earned.

Takeda-Nycomed has subsequently requested additional services beyond what the Company was obligated to perform and the reimbursement of these services are recognized as a reduction of research and development expenses. For the years ended June 30, 2012 and 2011, the Company has received reimbursements for manufactured materials requested by Takeda-Nycomed aggregating $1.5 million and $1.7 million, respectively, as outlined in the Nycomed Agreement. There were no reimbursements received for manufacturing of materials for the year ended June 30, 2013.

UCB, S.A.

On December 27, 2011, the Company entered into the Amendment Agreement with UCB. Under the terms of the Amendment Agreement, UCB received the right to sublicense its rights in epratuzumab to a third party for the United States and certain other territories (subject to the Company's consent of the sublicensee and sublicensing agreement), upon execution of the Amendment Agreement. As of June 30, 2013, UCB has not executed a sub-license agreement with a third-party.

The Company also issued to UCB on December 27, 2011, a 5-year warrant to purchase one million shares of the Company's common stock, par value $0.01 per share, at an exercise price of $8.00 per share. In exchange for the right to sublicense its rights in epratuzumab to a third party and the warrant issuance, the Company received a non-refundable fee of $30.0 million in January 2012. Further, under the terms of the Amendment Agreement, UCB returned its buy-in right with respect to epratuzumab in the field of oncology, which had been granted under the UCB Agreement.

Furthermore, the initial terms of the Amendment Agreement anticipated that the Company would receive additional contingent revenue payments and/or amend such payments included in the UCB Agreement. Collectively, the UCB Agreement and the Amendment Agreement anticipated the Company would receive certain cash payments and equity investments by UCB in Immunomedics Common Stock contingent upon various regulatory achievements related to the successful development of epratuzumab by UCB ("development milestone payments") and certain cash payments related to the achievement of specified product sales thresholds ("commercialization milestone payments"). The Company will also receive product royalties based upon a percentage of aggregate annual net sales under the UCB Agreement and Amendment Agreement during the product royalty term. No development milestone, commercialization milestone or royalty payments were achieved through June 30, 2013. There can be no assurance that the development, commercialization or royalty milestone payments under the UCB Agreement and Amendment Agreement will be met and therefore there can be no assurance that the Company will receive such future payments.

In accordance with the applicable accounting guidance for multiple-element revenue arrangements (ASU 2009-13), the Company evaluated the terms and conditions of the Amendment Agreement to determine if such amendments represented a material modification of the UCB Agreement. A material modification requires an entity to account for an arrangement that was entered into prior to the prospective adoption of ASU 2009-13 under the provisions of ASU 2009-13 and to determine if an adjustment is required on the date of modification to reflect the accounting that would have resulted had the entity applied the requirements of ASU 2009-13 from the date of the inception of the contract. Given the additional rights provided to UCB under the Amendment Agreement, the warrant issuance, and the additional contingent revenue payments, the Company concluded that the Amendment Agreement did represent a material modification of the UCB Agreement.

The Company assessed its obligations under the Amendment Agreement and concluded that it had two deliverables and two units of accounting including 1) providing UCB with the right to sublicense its rights in epratuzumab and 2) the warrant issuance, both of which were satisfied upon execution of the Amendment

Agreement on December 27, 2011. UCB is fully responsible for all development and commercialization of epratuzumab. The Company has no other obligations for the development of the product under terms of the UCB Agreement and the Amendment Agreement. As such, the $30.0 million non-refundable fee that was earned upon execution of the Amendment Agreement was allocated to the two units of accounting using a relative selling price method for each deliverable. Accordingly, as all deliverables were satisfied on December 27, 2011, the Company recorded $28.4 million of license fee revenue, which was determined by the Company to represent an appropriate selling price for such rights granted to UCB, in the year-ended June 30, 2012 and recorded the fair value of the warrant within capital contributed in excess of par in the amount of $1.6 million. All contingent revenue payments relate specifically to the license and sublicense rights provided to UCB in the UCB Agreement and Amendment Agreement, respectively. However, such payments are not included in allocable consideration until the events that give rise to the contingent consideration occur, even if it is probable that such events will occur.

The Company used the Black-Scholes option pricing model to determine the $1.6 million estimated fair value of the 5-year warrant as of December 27, 2011. The warrant was accounted for as an equity transaction, as the warrant represents a freestanding financial instrument entitling UCB to a fixed number of unregistered shares for a fixed price, is not publicly tradable or transferable, does not have a cash or net settlement option and can only be exercised by UCB. The significant assumptions used in preparing the discounted cash flow model include (i) Immunomedics common stock price volatility of 80%, (ii) the market yield risk free interest rate of 0.96% (estimated at the U.S. Treasury Five-Year Bond Rate on December 27, 2011), (iii) option price of the warrant at conversion ($8.00/share), (iv) the common stock price of $3.37/share at the close of business on December 27, 2011, (v) a dividend yield of 0%, and (vi) the effective maturity period of five years (life of the warrant).

Given that the Company's performance obligations have been satisfied upon execution of the Amendment Agreement and are not provided for over time, development milestone payments do not qualify for the milestone method of revenue recognition and are not deemed to be substantive. However, as the Company has no future performance obligations related to the UCB Agreement and Amendment Agreement, revenue will be recognized when earned upon achievement of the agreed upon milestones.

In accordance with the Company's accounting policy and applicable revenue recognition guidance, royalties are not evaluated under the milestone method and are recognized when earned. Similarly, the Company treats sales-based milestone payments as royalties. As such, commercialization milestone payments, which are related to the achievement of specified product sales thresholds, are not evaluated under the milestone method and are recognized into revenue when earned.

11. Commitments and Contingencies

Employment Contracts

Effective July 1, 2011, the Company entered into (i) the Fourth Amended and Restated Employment Agreement with Cynthia L. Sullivan pertaining to Ms. Sullivan's service to the Company as the Company's President and Chief Executive Officer (the "Amended Sullivan Agreement"), and (ii) the Third Amended and Restated Employment Agreement with Dr. David M. Goldenberg pertaining to Dr. Goldenberg's service to the Company as its Chief Scientific Officer and Chief Medical Officer (the "Goldenberg Agreement"). These agreements provided for guaranteed salaries of $0.6 million for Ms. Sullivan for the 2013 and 2014 fiscal years and $0.5 million for guaranteed salaries and $0.2 million for guaranteed royalties for Dr. Goldenberg for the 2013 through 2016 fiscal years (see Note 9).

Operating Lease

Immunomedics is obligated under an operating lease for facilities used for research and development, manufacturing and office space, expiring in October 2031 at a base annual rate of $0.8 million, which is fixed through October 2016 and increases thereafter every five years. The Company currently subleases approximately 1,000 square feet to CMMI for their operations. Rental expense related to this lease was approximately $0.8 million for fiscal years 2013 and 2012 and $0.7 million for the 2011 fiscal year.

The minimum lease commitments for the non-cancelable term of the facility lease described above are as follows for fiscal years (in thousands):

2014	$ 838
2015	$ 838
2016	$ 838
2017	$ 929
2018	$ 974
Thereafter	$14,173

Legal Matters

Immunomedics is a party to various claims and litigation arising in the normal course of business, which includes some or all of certain of its patents. While it is not possible to determine the outcome of these matters, the Company believes that the resolution of all such matters will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to its consolidated results of operations in any one accounting period.

Arbitration Settlement

On April 15, 2009, the Company initiated an arbitration proceeding before the Financial Industry Regulatory Authority ("FINRA") against its former investment advisor/broker-dealer, Banc of America Investment Services, Inc., and Banc of America Securities, LLC, relating to its prior investment in certain securities. On March 27, 2013, the Company reached a settlement in such matter. Pursuant to the settlement, the Company received a gross settlement amount of $18.0 million, dismissed the proceeding with prejudice, and together with the broker-dealer, released each other from all claims and liabilities arising out of the arbitration. The Company received the net amount of approximately $16.7 million after payment of expenses and legal fees.

12. Geographic Segments

Immunomedics manages its operations as one line of business of researching, developing, manufacturing and marketing biopharmaceutical products, particularly antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases, and it currently reports as a single industry segment. Immunomedics markets and sells its products in the United States and throughout Europe.

The following table presents financial information based on the geographic location of the facilities of Immunomedics as of and for the years ended (in thousands):

	June 30, 2013		
	United States	Europe	Total
Total assets	$ 45,552	$2,375	$ 47,927
Property and equipment, net	2,087	—	2,087
Revenues	2,011	2,951	4,962
(Loss) income before income tax expense	(12,414)	188	(12,226)

	June 30, 2012		
	United States	Europe	Total
Total assets	$35,570	$3,065	$38,635
Property and equipment, net	2,528	—	2,528
Revenues	29,248	3,486	32,734
Income before income tax expense	581	325	906

	June 30, 2011		
	United States	Europe	Total
Total assets	$ 30,701	$3,624	$ 34,325
Property and equipment, net	3,455	1	3,456
Revenues	11,127	3,582	14,709
(Loss) income before income tax expense	(15,443)	309	(15,134)

13. Defined Contribution Plans

U.S. employees are eligible to participate in the Company's 401(k) plan, while employees in international locations are eligible to participate in other defined contribution plans. Aggregate Company contributions to its benefit plans totaled approximately $98 thousand, $95 thousand and $83 thousand for the years ended June 30, 2013, 2012 and 2011, respectively.

14. Quarterly Results of Operations (Unaudited)

The following tables present summarized unaudited quarterly financial data.

	Three Months Ended			
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
	(In thousands, except for per share amounts)			
Consolidated Statements of Operations Data:				
Revenues	$ 1,363	$ 1,736	$ 812	$ 1,051
Net (loss) income attributable to Immunomedics, Inc.	(7,656)	8,265	(5,392)	(7,382)
Net (loss) income per common share attributable to Immunomedics Inc. to common stockholders – basic	$ (0.09)	$ 0.11	$ (0.07)	$ (0.11)
Net (loss) income per common share attributable to Immunomedics Inc. common stockholders – fully diluted	$ (0.09)	$ 0.11	$ (0.07)	$ (0.11)
Weighted average number of common shares outstanding – basic	82,737	78,196	75,671	75,610
Weighted average number of common shares outstanding – fully diluted	82,737	78,447	75,671	75,610

	Three Months Ended			
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
	(In thousands, except for per share amounts)			
Consolidated Statements of Operations Data:				
Revenues	$ 963	$ 971	$29,655	$ 1,145
Net (loss) income attributable to Immunomedics, Inc.	(7,517)	(7,266)	20,694	(5,101)
Net (loss) income per common share attributable to Immunomedics Inc. to common stockholders – basic	$ (0.10)	$ (0.10)	$ 0.27	$ (0.06)
Net (loss) income per common share attributable to Immunomedics Inc. common stockholders – fully diluted	$ (0.10)	$ (0.10)	$ 0.27	$ (0.06)
Weighted average number of common shares outstanding – basic	75,540	75,491	75,458	75,435
Weighted average number of common shares outstanding – fully diluted	75,540	75,491	75,964	75,435

Immunomedics, Inc. and Subsidiaries
Schedule II – Valuation and Qualifying Reserves
For the Years Ended June 30, 2013, 2012 and 2011

Allowance for Doubtful Accounts

Year ended:	Balance at Beginning of Period	Changes to Reserve	Credits to Expense	Other Charges	Balance at End of Period
June 30, 2011	$(52,019)	$ 20,007	$—	$—	$(32,012)
June 30, 2012	$(32,012)	$(22,797)	$—	$—	$(54,809)
June 30, 2013	$(54,809)	$ 5,544	$—	$—	$(49,265)

Reserve for Inventory Obsolescence

Year ended:	Balance at Beginning of Period	Changes to Reserve	Credits to Expense	Other Charges	Balance at End of Period
June 30, 2011	$(600,000)	$600,000	$—	$—	$—
June 30, 2012	$ —	$ —	$—	$—	$—
June 30, 2013	$ —	$ —	$—	$—	$—

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures: We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules promulgated by the SEC. Our Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these disclosure controls and procedures and as required by the rules of the SEC, to evaluate their effectiveness. Based on their evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive and Chief Financial Officers believe that these procedures are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosures.

Management's Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Immunomedics; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, our management has concluded we maintained effective internal control over financial reporting as of June 30, 2013.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of Immunomedics' internal control over financial reporting.

Changes in internal controls: Such evaluation did not identify any changes in our internal controls over financial reporting that occurred during the three month period ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Immunomedics, Inc.

We have audited Immunomedics Inc.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework (the COSO criteria). Immunomedics Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Immunomedics Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Immunomedics, Inc. and subsidiaries as of June 30, 2013 and 2012 and the related consolidated statements of comprehensive (loss) income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2013 of Immunomedics, Inc. and our report dated August 22 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Iselin, New Jersey
August 22, 2013

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers, and Corporate Governance***

Information about our executive officers is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Compensation of Executive Officers" contained in our definitive proxy statement for our 2013 annual meeting of stockholders scheduled to be held on December 4, 2013, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about our board of directors is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Nominees For Directors" contained in our definitive proxy statement for our 2013 annual meeting of stockholders scheduled to be held on December 4, 2013, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about the Section 16(a) compliance of our directors and executive officers is incorporated in this annual report on Form 10-K by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive proxy statement for our 2013 annual meeting of stockholders scheduled to be held on December 4, 2013, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about our board of directors, the audit committee of our board of directors, our audit committee financial expert, our Code of Business Conduct, and other corporate governance matters is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Our Corporate Governance" contained in our definitive proxy statement related to our 2013 annual meeting of stockholders scheduled to be held on December 4, 2013, which we intend to file within 120 days of the end of our fiscal year.

The text of our Code of Business Conduct, which applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) is posted in the "Corporate Governance" section of our website, www.immunomedics.com. A copy of the Code of Business Conduct can be obtained free of charge on our website. We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and The NASDAQ Stock Market.

Item 11. ***Executive Compensation***

Information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the sections entitled "Compensation for Executive Officers", "Director Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" contained in our definitive proxy statement for our 2013 annual meeting of stockholders scheduled to be held on December 4, 2013, which we intend to file within 120 days of the end of our fiscal year.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the sections entitled "Ownership of Our Common Stock", "Compensation for Executive Officers" and "Director Compensation", contained in our definitive proxy statement for our 2013 annual meeting of stockholders scheduled to be held on December 4, 2013, which we intend to file within 120 days of the end of our fiscal year.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the section(s) entitled "Certain Relationships and Related Transactions" and "Our Corporate Governance," "Compensation for Executive Officers," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" contained in our definitive proxy statement for our 2013 annual meeting of stockholders scheduled to be held on December 4, 2013, which we intend to file within 120 days of the end of our fiscal year.

Item 14. *Principal Accounting Fees and Services.*

This information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Independent Registered Public Accounting Firm" contained in our definitive proxy statement for our 2013 annual meeting of stockholders scheduled to be held on December 4, 2013, which we intend to file within 120 days of the end of our fiscal year.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) **Documents filed as part of this Report:**

1. Consolidated Financial Statements:

   Consolidated Balance Sheets – June 30, 2013 and 2012

   Consolidated Statements of Comprehensive Income (Loss) for the years ended June 30, 2013, 2012 and 2011

   Consolidated Statements of Changes in Stockholders' Equity for the years ended June 30, 2013, 2012 and 2011

   Consolidated Statements of Cash Flows for the years ended June 30, 2013, 20012 and 2011

   Notes to Consolidated Financial Statements

   Reports of Independent Registered Public Accounting Firm – Ernst & Young LLP

2. Financial Statement Schedules:
   Schedule II – Valuation and Qualifying Reserves

3. List of Exhibits

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation, as filed on December 5, 2012.
3.2	Second Amended and Restated By-Laws of the Company. (k)
4.1	Specimen Certificate for Common Stock. (h)
10.1#	Immunomedics, Inc. 2002 Stock Option Plan, as amended. (h)
10.2	Amendment, dated March 11, 1995, to the Amended and Restated License Agreement among the Company, CMMI, and David M. Goldenberg, dated December 11, 1990. (c)
10.3	License Agreement, dated as of January 21, 1997, between the Company and Center for Molecular Medicine and Immunology, Inc. (d)
10.4	License Agreement, dated March 5, 1999, by and between the Company and IBC Pharmaceuticals. (e)
10.5	Development and License Agreement, dated December 17, 2000, between the Company and Amgen, Inc., as amended on April 1, 2001 (Confidentiality treatment has been granted for certain portions of the Agreement). (f)
10.6	Agreement among the Company, David M. Goldenberg and the Center for Molecular Medicine and Immunology, Inc., dated May, 1983. (a)
10.7	Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (b)
10.8	Contract for Services dated effective as of January 1, 2002 between the Company and Logosys Logistik GmbH. (g)
10.9	Contribution and Assignment Agreement, dated as of June 30, 2002, between IBC Pharmaceuticals, LLC and IBC Pharmaceuticals, Inc. (h)
10.10†	Development, Collaboration and License Agreement between UCB, S.A. and Immunomedics, Inc. dated May 9, 2006. (l)

Exhibit No.	Description
10.11#	Immunomedics, Inc. 2006 Stock Incentive Plan (j)
10.12#	Amendment 2007-1 to the Immunomedics, Inc. 2006 Stock Incentive Plan (j)
10.13#	Form of Stock Option Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.14#	Form of Change of Control Addendum to the Stock Option Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.15#	Form of Notice of Grant of Stock Option under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.16#	Form of RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.17#	Form of Change of Control Addendum to RSU Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.18#	Form of Initial Director RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.19#	Form of Annual Director RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.20	First Addendum, dated May 5, 1993, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (m)
10.21	Second Addendum, dated March 29, 1995, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (m)
10.22	Letter Amendment, dated October 5, 1998, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (m)
10.23	Fourth Amendment Expansion/Extension Agreement dated August 15, 2001, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (m)
10.24†	License and Collaboration Agreement with Immunomedics, Inc and Nycomed GmbH, dated July 11, 2008. (o)
10.25#	Third Amended and Restated Employment Agreement, dated July 1, 2011, between Immunomedics, Inc. and Dr. David M. Goldenberg. (r)
10.26#	Fourth Amended and Restated Employment Agreement, dated July 1, 2011, between Immunomedics, Inc. and Cynthia L. Sullivan. (r)
10.27#	Amended and Restated Change of Control and Severance Agreement, dated December 17, 2008, between Immunomedics, Inc. and Mr. Gerard G. Gorman. (p)
10.28	Fifth Amendment Expansion Agreement dated June 18, 2009 of the Lease with WU/LH 300 American L.L.C. a successor-in-interest to Baker Properties Limited Partnership. (q)
10.29	Sixth Amendment Extension Agreement dated February 11, 2011 of the Lease with WU/LH 300 American L.L.C. a successor-in-interest to Baker Properties Limited Partnership. (n)
10.30	Amendment Agreement by and between the Company and UCB Pharma, S.A., dated December 27, 2011. (s)
10.31	Form of Warrant issued by the Company to UCB Pharma, S.A., dated December 27, 2011. (t)
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP

Exhibit No.	Description
31.1*	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	The following financial information from this Annual Report on Form 10-K for the fiscal year ended June 30, 2013, formatted in XBRL (eXtensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Comprehensive Income (Loss); (iii) the Consolidated Statements of Changes in Stockholders' Equity; (iv) the Consolidated Statements of Cash Flows; and, (v) the Notes to Consolidated Financial Statements.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase.
101.LAB**	XBRL Taxonomy Extension Label Linkbase.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase.

(a) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-1 effective October 6, 1983 (Commission File No. 2-84940).

(b) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-2 effective January 30, 1992 (Commission File No. 33-44750).

(c) Incorporated by references from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

(d) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996.

(e) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated March 23, 1999.

(f) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q (as amended) for the fiscal quarter ended March 31, 2001.

(g) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.

(h) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

(i) Incorporated by reference from exhibits to the Company's Annual Report of Form 10-K for the fiscal year ended June 30, 2005.

(j) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-8 (Commission File Number 333-143420), filed May 31, 2007.

(k) Incorporated by reference from the Exhibits to the Company's Current Reports on Form 8-K as filed with the Commission on August 27, 2007.

(l) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006

(m) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

(n) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, as filed on May 10, 2011.

(o) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

(p) Incorporated by reference from Exhibits to the Company's current report on Form 8-K, as filed with the Commission on December 22, 2008.

(q) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

(r) Incorporated by reference from Exhibits to the Company's current report on Form 8-K, as filed with the Commission on July 8, 2011.

(s) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 2011, as filed on July 2, 2012.

(t) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011, as filed on February 8, 2012.

* Filed herewith

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

\# Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(a)(3) of Form 10-K.

† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOMEDICS, INC.

Date: August 22, 2013

By: /s/ CYNTHIA L. SULLIVAN

Cynthia L. Sullivan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID M. GOLDENBERG **David M. Goldenberg**	Chairman of the Board, Chief Scientific Officer and Chief Medical Officer	August 22, 2013
/s/ CYNTHIA L. SULLIVAN **Cynthia L. Sullivan**	President, Chief Executive Officer and Director (Principal Executive Officer)	August 22, 2013
/s/ MORTON COLEMAN **Morton Coleman**	Director	August 22, 2013
/s/ MARY PAETZOLD **Mary Paetzold**	Director	August 22, 2013
/s/ BRIAN A. MARKISON **Brian A. Markison**	Director	August 22, 2013
/s/ DON C. STARK **Don C. Stark**	Director	August 22, 2013
/s/ MARCELLA LOCASTRO **Marcella LoCastro**	Director	August 22, 2013
/s/ GERARD G. GORMAN **Gerard G. Gorman**	Senior Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 22, 2013

EXHIBIT LIST
(excludes documents incorporated by reference)

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation, as filed on December 5, 2012.
3.2	Second Amended and Restated By-Laws of the Company. (k)
4.1	Specimen Certificate for Common Stock. (h)
10.1#	Immunomedics, Inc. 2002 Stock Option Plan, as amended. (h)
10.2	Amendment, dated March 11, 1995, to the Amended and Restated License Agreement among the Company, CMMI, and David M. Goldenberg, dated December 11, 1990. (c)
10.3	License Agreement, dated as of January 21, 1997, between the Company and Center for Molecular Medicine and Immunology, Inc. (d)
10.4	License Agreement, dated March 5, 1999, by and between the Company and IBC Pharmaceuticals. (e)
10.5	Development and License Agreement, dated December 17, 2000, between the Company and Amgen, Inc., as amended on April 1, 2001 (Confidentiality treatment has been granted for certain portions of the Agreement). (f)
10.6	Agreement among the Company, David M. Goldenberg and the Center for Molecular Medicine and Immunology, Inc., dated May, 1983. (a)
10.7	Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (b)
10.8	Contract for Services dated effective as of January 1, 2002 between the Company and Logosys Logistik GmbH. (g)
10.9	Contribution and Assignment Agreement, dated as of June 30, 2002, between IBC Pharmaceuticals, LLC and IBC Pharmaceuticals, Inc. (h)
10.10†	Development, Collaboration and License Agreement between UCB, S.A. and Immunomedics, Inc. dated May 9, 2006. (l)
10.11#	Immunomedics, Inc. 2006 Stock Incentive Plan (j)
10.12#	Amendment 2007-1 to the Immunomedics, Inc. 2006 Stock Incentive Plan (j)
10.13#	Form of Stock Option Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.14#	Form of Change of Control Addendum to the Stock Option Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.15#	Form of Notice of Grant of Stock Option under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.16#	Form of RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.17#	Form of Change of Control Addendum to RSU Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.18#	Form of Initial Director RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)

Exhibit No.	Description
10.19#	Form of Annual Director RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (m)
10.20	First Addendum, dated May 5, 1993, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (m)
10.21	Second Addendum, dated March 29, 1995, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (m)
10.22	Letter Amendment, dated October 5, 1998, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (m)
10.23	Fourth Amendment Expansion/Extension Agreement dated August 15, 2001, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (m)
10.24†	License and Collaboration Agreement with Immunomedics, Inc and Nycomed GmbH, dated July 11, 2008. (o)
10.25#	Third Amended and Restated Employment Agreement, dated July 1, 2011, between Immunomedics, Inc. and Dr. David M. Goldenberg. (r)
10.26#	Fourth Amended and Restated Employment Agreement, dated July 1, 2011, between Immunomedics, Inc. and Cynthia L. Sullivan. (r)
10.27#	Amended and Restated Change of Control and Severance Agreement, dated December 17, 2008, between Immunomedics, Inc. and Mr. Gerard G. Gorman. (p)
10.28	Fifth Amendment Expansion Agreement dated June 18, 2009 of the Lease with WU/LH 300 American L.L.C. a successor-in-interest to Baker Properties Limited Partnership. (q)
10.29	Sixth Amendment Extension Agreement dated February 11, 2011 of the Lease with WU/LH 300 American L.L.C. a successor-in-interest to Baker Properties Limited Partnership. (n)
10.30	Amendment Agreement by and between the Company and UCB Pharma, S.A., dated December 27, 2011. (s)
10.31	Form of Warrant issued by the Company to UCB Pharma, S.A., dated December 27, 2011. (t)
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP.
31.1*	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	The following financial information from this Annual Report on Form 10-K for the fiscal year ended June 30, 2013, formatted in XBRL (eXtensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Comprehensive Income (Loss); (iii) the Consolidated Statements of Changes in Stockholders' Equity; (iv) the Consolidated Statements of Cash Flows; and, (v) the Notes to Consolidated Financial Statements.

Exhibit No.	Description
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase.
101.LAB**	XBRL Taxonomy Extension Label Linkbase.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase.

(a) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-1 effective October 6, 1983 (Commission File No. 2-84940).
(b) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-2 effective January 30, 1992 (Commission File No. 33-44750).
(c) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.
(d) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996.
(e) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated March 23, 1999.
(f) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q (as amended) for the fiscal quarter ended March 31, 2001.
(g) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.
(h) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.
(i) Incorporated by reference from exhibits to the Company's Annual Report of Form 10-K for the fiscal year ended June 30, 2005.
(j) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-8 (Commission File Number 333-143420), filed May 31, 2007.
(k) Incorporated by reference from the Exhibits to the Company's Current Reports on Form 8-K as filed with the Commission on August 27, 2007.
(l) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006
(m) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007.
(n) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, as filed on May 10, 2011.
(o) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008.
(p) Incorporated by reference from Exhibits to the Company's current report on Form 8-K, as filed with the Commission on December 22, 2008.
(q) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009.
(r) Incorporated by reference from Exhibits to the Company's current report on Form 8-K, as filed with the Commission on July 8, 2011.
(s) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 2011, as filed on July 2, 2012.
(t) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011, as filed on February 8, 2012.
* Filed herewith

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(a)(3) of Form 10-K.

† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

---

* Filed herewith.

Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 14(c) of this report.

† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(Exhibits available upon request)

[THIS PAGE INTENTIONALLY LEFT BLANK]

DEAR FELLOW STOCKHOLDERS

This past year has been very exciting and productive for a number of reasons. First and foremost is the completion of the Phase Ib trial of yttrium-90-labeled clivatuzumab in patients with advanced pancreatic cancer who had received at least two prior therapies. The knowledge this study has provided not only prompted us to proceed with a Phase III trial but also clarified our trial design.

As we look forward to beginning the Phase III trial of clivatuzumab in this setting, we now appreciate the unmet need for therapies in this late-stage setting. It is also gratifying to note the enthusiasm our investigators have in the safety and activity of our product candidate, demonstrated by the fact that this was the fastest enrolling clinical trial our Company has ever conducted.

Above all, the survival data from the Phase Ib is most encouraging. The combination of radiolabeled clivatuzumab and low-dose gemcitabine given repeatedly to patients with metastatic pancreatic cancer appears to have the potential of achieving significant improvement over other interventions for these patients. Although this observation has to be confirmed with the Phase III trial, it has, nonetheless, validated our decision to position clivatuzumab in this relapsed setting.

Another exciting and new development is with our antibody-drug conjugates (ADCs) for solid cancer therapy. Both labetuzumab-SN-38 and hRS7-SN-38, also designated as IMMU-130 and IMMU-132, respectively, have produced partial responses and stable disease in patients who have failed multiple prior therapies, including irinotecan, the parent drug of SN-38. These responses were achieved in early, dose-escalation clinical trials. While IMMU-130 is focused on colorectal cancer, IMMU-132 is being evaluated in thirteen different cancer types. We have reported partial responses in very advanced colorectal, triple negative breast and small cell lung cancer patients in the IMMU-132 program.

We believe the design of our ADCs has contributed to these early successes. Specifically, the use of our patented linker, which is stable in solution but releases SN-38 at the tumor, and the high ratio of SN-38 molecules attached to a single antibody, enable the delivery of a large amount of the drug within or near the tumor. Our innovative approach in this emerging field of science and medicine has been recognized by our peers as we are invited speakers at this year's World ADC Summit in San Francisco.

UCB continues to enroll patients with lupus into the two Phase III EMBODY studies of epratuzumab, with first results expected in the first quarter of 2015. As reported by lupus investigators at the 2013 EULAR Congress this past June, epratuzumab generated additional long-term safety and efficacy data from the open-label extension arm of UCB's EMBLEM Phase IIb study. In particular, epratuzumab maintained the reduction in disease activity and lowered the use of corticosteroids over two years. Epratuzumab is also being evaluated in oncology in an investigator-sponsored, international Phase III study for the treatment of children with relapsed acute lymphoblastic leukemia.

Financially, our balance sheet has been strengthened by the $16.7 million cash payment we received from settling the arbitration proceeding related to our prior investment in certain securities and the $14.8 million net proceeds from an equity financing we consummated this year. As we move forward into 2014, we intend to add to this financial position, preferably through licensing-related activities.

This year, in addition to grants from the National Institutes of Health, we have been awarded by the U.S. Department of Defense a 3-year grant totaling more than $1.6 million to study milatuzumab, in a subcutaneous formulation, as a treatment for patients with lupus. As noted in my report last year, we view our success with the different federal grant awards as a statement and confirmation of our research and development expertise, not only in the creation of novel biopharmaceuticals for diseases with large unmet needs, but also new approaches to improved treatment regimens and disease management. In fact, our application to the Department of Defense was the only application in the clinical trial category, out of a total of 44, and 1 of 2, out of 29 applications in the lupus area, to receive funding this year.

Looking ahead into 2014, we will have 2 product candidates in late-stage clinical development in markets with significant opportunities. Additionally, our early stage pipeline continues to mature, and we have a number of new and promising agents in preclinical development. We look forward to sharing with you these and other developments throughout this coming year.

On behalf of our Board of Directors, senior management and employees, I thank you for your continued support.

Most sincerely,



Cynthia L. Sullivan, MS, MBA
President and Chief Executive Officer

MANAGEMENT TEAM

David M. Goldenberg, Sc.D., M.D.
Chairman of the Board, Chief Scientific Officer & Chief Medical Officer

Cynthia L. Sullivan, M.S., M.B.A.
President, Chief Executive Officer & Director

Peter P. Pfreundschuh, CPA, M.B.A.
Vice President, Finance & Chief Financial Officer

Ken Chang, Ph.D.
Vice President, Research & Development, IBC Pharmaceuticals, Inc.

Lutz Greiner-Bechert, Ph.D.
Vice President, European Operations

Phyllis Parker
Corporate Secretary

Hans J. Hansen, Ph.D.
Emeritus Vice President, Research & Development & Intellectual Property

William A. Wegener, M.D., Ph.D.
Sr. Vice President, Clinical Research

Jinyou Zhang, Ph.D.
Vice President, Process Development & Manufacturing

Dawn F. Rubel, M.B.A.
Vice President, Quality Assurance and Compliance

Steven A. Hamburger, Ph.D.
Vice President, Regulatory Affairs

BOARD OF DIRECTORS

David M. Goldenberg, Sc.D, M.D.
Chairman of the Board, Chief Scientific Officer & Chief Medical Officer

Morton Coleman, M.D.[4]
Director, Center for Lymphoma and Myleloma, New York Presbyterian Hospital-Cornell Medical Center

Marcella LoCastro, CPA[1][2]
Chief Executive Officer, MLoCastro Consulting LLC

Brian A. Markison[2][3][4]
Healthcare Industry Executive, Avista Capital Partners

Mary E. Paetzold, CPA[1][2][3]
Chief Financial Officer, SMG Indium Resources Ltd.

Richard L. Sherman, J.D.
Sr. Vice President, Strategic Transactions & General Counsel
TetraLogic Pharmaceuticals Corp.

Don C. Stark[1][3][4]
President & Chief Executive Officer, Whistler Associates, Inc.

Cynthia L. Sullivan, M.S., M.B.A.
President, Chief Executive Officer & Director

Standing Committees of the Board of Directors

(1) Audit Committee
(2) Compensation Committee
(3) Governance and Nominating Committee
(4) Research & Development Committee

Independent Registered Public Accounting Firm

KPMG LLP
51 John F. Kennedy Parkway
Short Hills, NJ 07078

Transfer Agent

Broadridge Corporate Issuer Solutions, Inc.
1717 Arch Street, Suite 1300
Philadelphia, PA 19103

Corporate Headquarters

Immunomedics, Inc.
300 The American Road
Morris Plains, NJ 07950
Telephone: 973-605-8200
Fax: 973-605-8282
www.immunomedics.com

European Headquarters

Immunomedics GmbH
Otto-Roehm-Strasse 69
64293 Darmstadt
Germany
Telephone: 49-6151-6671566
Fax: 49-6151-6671577

Annual Meeting

Time: 10:00 a.m.
Date: Wednesday, December 4, 2012
Location: Immunomedics, Inc.
300 The American Road
Morris Plains, NJ 07950

The Common Stock of Immunomedics, Inc. (IMMU) is traded on the NASDAQ Global Market.

This annual report, in addition to historical information, contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such statements may involve significant risks and uncertainties and actual results could differ materially from those expressed or implied herein. Factors that could cause such differences include, but are not limited to, risks associated with new product development (including clinical trials outcome, regulatory requirement/actions), competitive risks to marketed products and availability of financing and other sources of capital as well as the risks discussed in the Company's Annual Report on Form 10-K for the year ended June 30, 2013.


IMMUNOMEDICS, INC.


RECEIVED
NOV 07 2013
OFFICE OF THE SECRETARY

300 American Road, Morris Plains, New Jersey 07950

October 25, 2013

Dear Fellow Stockholders:

I am pleased to invite you to our 2013 Annual Meeting of Stockholders, which will be held on Wednesday, December 4, 2013, at 10:00 a.m., local time, at our executive offices located at 300 The American Road, Morris Plains, New Jersey 07950. The Annual Meeting is an excellent opportunity to learn more about our business and research and development efforts, as well as our pipeline of therapeutic product candidates. I hope you will make every effort to join us at our Annual Meeting.

On the pages after this letter, you will find the notice of our 2013 Annual Meeting of Stockholders, which lists the matters to be considered at the meeting, and the proxy statement, which describes the matters listed in the notice. This year, instead of mailing a printed copy of our proxy materials, including our Annual Report, to each stockholder of record, we have decided to provide access to these materials in a fast and efficient manner via the Internet. This reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials to all stockholders. Accordingly, on October 25, 2013, we will begin mailing a Notice Regarding Internet Availability of Proxy Materials, or the Notice, to all stockholders of record as of October 9, 2013, and have posted our proxy materials on the website referenced in the Notice (www.proxyvote.com). As more fully described in the Notice, all stockholders may choose to access our proxy materials on the website referred to in the Notice or may request to receive a printed set of our proxy materials. In addition, the Notice and website provide information regarding how you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Your vote at this meeting is important. Whether or not you plan to attend the meeting, I hope you will vote as soon as possible. If you are a stockholder of record, you may vote over the Internet or by telephone. If you requested a printed copy of the proxy materials by mail, you may mark, date, sign, and mail the proxy card in the envelope provided. You will find voting instructions in the Notice and proxy statement and on the proxy card. If your shares are held in "street name" — that is, held for your account by a broker or other nominee — you will receive instructions from the holder of record that you must follow for your shares to be voted.

With many thanks for your ongoing support and continued interest in Immunomedics, I am,

Sincerely yours,

CYNTHIA L. SULLIVAN
President and Chief Executive Officer

IMMUNOMEDICS, INC.
300 The American Road
Morris Plains, New Jersey 07950

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

Date	Wednesday, December 4, 2013.
Time	10:00 a.m., local time.
Place	300 The American Road, Morris Plains, New Jersey 07950.
Proposals	1. Elect six directors to serve for a term of one year until the 2014 Annual Meeting of Stockholders; 2. To approve the Company's named executive officers' compensation on an advisory basis; 3. Ratify the selection by the Audit Committee of our Board of Directors of KPMG LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2014; and 4. Consider any other business as may properly come before the Annual Meeting or any postponement or adjournment of the meeting.
Record Date	Only stockholders of record at the close of business on the record date, October 9, 2013, are entitled to receive notice of and to vote at the Annual Meeting and any adjournment of the meeting.
Stock Transfer Books	The stock transfer books will remain open between the record date and the date of the Annual Meeting. A complete list of stockholders entitled to vote will be available from our Secretary at our executive offices for a period of 10 days before the Annual Meeting.

This year, instead of mailing a printed copy of our proxy materials, including our Annual Report, to each stockholder of record, we have decided to provide access to these materials in a fast and efficient manner via the Internet. This reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials to all stockholders. Accordingly, on October 25, 2013, we will begin mailing a Notice Regarding Internet Availability of Proxy Materials, or the Notice, to all stockholders of record as of October 9, 2013, and have posted our proxy materials on the website referenced in the Notice (www.proxyvote.com). As more fully described in the Notice, all stockholders may choose to access our proxy materials on the website referred to in the Notice or may request to receive a printed set of our proxy materials. In addition, the Notice and website provide information regarding how you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, PLEASE PROMPTLY VOTE YOUR PROXY BY TELEPHONE, BY ACCESSING THE INTERNET SITE AND FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD OR BY REQUESTING A PRINTED COPY OF THE PROXY MATERIALS AND MARKING, DATING, SIGNING AND RETURNING THE PROXY CARD.

On behalf of the Board of Directors,



PHYLLIS PARKER, *Secretary*

October 25, 2013

TABLE OF CONTENTS

IMMUNOMEDICS, INC.
300 The American Road
Morris Plains, New Jersey 07950
www.immunomedics.com

PROXY STATEMENT—2013 ANNUAL MEETING OF STOCKHOLDERS

This proxy statement contains information about the 2013 Annual Meeting of Stockholders of Immunomedics, Inc., a Delaware corporation, including any postponements or adjournments of the meeting. The meeting will be held at our executive offices located at 300 The American Road, Morris Plains, New Jersey 07950, on Wednesday, December 4, 2013, at 10:00 a.m., local time. In this proxy statement, we sometimes refer to Immunomedics, Inc., and our consolidated subsidiaries as "Immunomedics," the "Company," "we" or "us."

We are sending you this proxy statement and related materials in connection with the solicitation of proxies by our Board of Directors.

This year, instead of mailing a printed copy of our proxy materials, including our Annual Report, to each stockholder of record, we have decided to provide access to these materials in a fast and efficient manner via the Internet. This reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials to all stockholders. Accordingly, on October 25, 2013, we will begin mailing a Notice Regarding Internet Availability of Proxy Materials, or the Notice, to all stockholders of record as of October 9, 2013, and have posted our proxy materials on the website referenced in the Notice (www.proxyvote.com). As more fully described in the Notice, all stockholders may choose to access our proxy materials on the website referred to in the Notice or may request to receive a printed set of our proxy materials. In addition, the Notice and website provide information regarding how you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2013 is available on the Internet at www.proxyvote.com or through the SEC's electronic data system called EDGAR at www.sec.gov. To request a printed copy of our Form 10-K, which we will provide to you without charge, either write to our Investor Relations Department, Immunomedics, Inc., 300 The American Road, Morris Plains, New Jersey 07950, or e-mail Investor Relations at investor@immunomedics.com.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, PLEASE PROMPTLY VOTE YOUR PROXY BY TELEPHONE, BY ACCESSING THE INTERNET SITE AND FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD OR BY REQUESTING A PRINTED COPY OF THE PROXY MATERIALS AND MARKING, DATING, SIGNING AND RETURNING THE PROXY CARD.

VOTING PROCEDURES

WHO CAN VOTE? .... Each share of our common stock that you owned as of the close of business on October 9, 2013, the record date for the 2013 Annual Meeting, entitles you to one vote on each matter to be voted upon at the Annual Meeting. On the record date, there were 83,169,005 shares of Immunomedics common stock issued and 83,134,280 shares of Immunomedics common stock outstanding and entitled to vote. Accordingly, there are an aggregate of 83,134,280 votes entitled to be cast at the Meeting.

HOW DO I VOTE? .... **If your shares are registered directly in your name, you may vote:**

- **Over the Internet or by Telephone.** If you are a registered stockholder (that is, if you hold your stock directly and not in street name), you may vote by telephone or over the Internet by following the instructions included in the Notice by accessing the Internet at www.proxyvote.com and following the instructions contained on that website. Stockholders with shares registered directly with us may vote (i) by telephone by dialing 1-800-690-6903 (toll free from the United States, Canada and Puerto Rico) or (ii) by Internet at www.proxyvote.com and following the instructions contained on that website. Internet and telephone voting are available 24 hours a day. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. (Eastern Time) on the day before the Annual Meeting. You must specify how you want your shares voted or your Internet or telephone vote cannot be completed and you will receive an error message. Your shares will be voted according to your instructions.

- **By Mail.** If you request a printed copy of the proxy materials by mail, mark, date, sign, and return the enclosed proxy card to Broadridge. A postage prepaid envelope addressed to Broadridge will be provided with requested printed proxy materials. Your proxy will be voted according to your instructions. If you do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

- **In Person at the Meeting.** If you attend the meeting, you may vote by completing a ballot, which will be available at the meeting or, if you request a printed copy of the proxy materials, you may deliver your completed proxy card in person.

If your shares are held in "street name" (held for your account by a broker or other nominee) you may vote:

- **Over the Internet or by Telephone.** You will receive instructions from your broker or other nominee if you are permitted to vote over the Internet or by telephone.

- **By Mail.** You will receive instructions from your broker or other nominee explaining how to cast your vote.

- **In Person at the Meeting.** Contact the broker or other nominee who holds your shares to obtain a broker's proxy card and bring it with you to the meeting. **You will not be able to vote at the meeting unless you have a proxy from your broker issued in your name giving you the right to vote the shares.**

HOW CAN I CHANGE MY VOTE?

You may revoke your proxy and change your vote at any time before the meeting. To do this, you must do one of the following:

- Vote over the Internet or by Telephone as instructed above. Only your latest Internet vote is counted.
- Sign and date a new proxy and submit it as instructed above. Only your latest proxy vote is counted.
- Attend the meeting and vote in person. Attending the meeting will not revoke your proxy unless you specifically request it.

WILL MY SHARES BE VOTED IF I DO NOT RETURN MY PROXY?

If your shares are registered directly in your name, your shares will not be voted if you do not vote over the Internet, by telephone or return your proxy, or attend and vote at the Annual Meeting. If you have misplaced your proxy, you may obtain another by following the instructions provided in the Notice or by accessing the Internet website at www.proxyvote.com and following the instructions contained on that website.

If your shares are held in "street name," your brokerage firm, under certain circumstances, may vote your shares for you if you do not return your proxy. Brokerage firms have authority to vote customers' unvoted shares on some routine matters. If you do not give a proxy to your brokerage firm to vote your shares, your brokerage firm may either: vote your shares on routine matters, or leave your shares unvoted. Proposal 1, the election of directors, and Proposal 2, the advisory vote on executive compensation, are not considered routine matters. Proposal 3, the ratification of the independent registered public accounting firm, is currently considered a routine matter. Nonetheless, we encourage you to provide voting instructions to your brokerage firm by submitting your proxy. This ensures your shares will be voted at the meeting according to your instructions. You should receive directions from your brokerage firm about how to submit your proxy to them.

IF I DO NOT GIVE INSTRUCTIONS TO MY BANK OR BROKER, WHAT MATTERS DOES MY BANK OR BROKER HAVE AUTHORITY TO VOTE UPON?

Pursuant to NYSE Rule 452 and corresponding Listed Company Manual Section 402.08, discretionary voting by brokers of shares held by their customers in "street name" is prohibited. If you do not give instructions to your bank or broker within ten days of the Annual Meeting, it may vote on matters that the New York Stock Exchange, or NYSE, determines to be "routine," but will not be permitted to vote your shares with respect to "non-routine" items. Under the NYSE rules, the ratification of the independent registered public accounting firm is a routine matter while the election of our directors and approval of the compensation of our named executive officers are non-routine matters. When a bank or broker has not received instructions from the beneficial owners or persons entitled to vote and the bank or broker cannot vote on a particular matter because it is not routine, then there is a "broker non-vote" on that matter. Broker non-votes do not count as votes "**FOR**" or "**AGAINST**" any proposal, but will be counted in determining whether there is a quorum for the Annual Meeting. **As a result, we strongly encourage you to submit your voting instructions and exercise your right to vote as a stockholder.**

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD? ....

It means that you have more than one account, which may be at the transfer agent, with stockbrokers or otherwise. Please vote over the Internet, or complete and return all proxies for each account to ensure that all of your shares are voted.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE MEETING? ....

A majority of our outstanding shares of common stock as of the record date must be present at the meeting to hold the meeting and conduct business. This is called a quorum. Shares are counted as present at the meeting if the stockholder votes over the Internet or telephone, completes and submits a proxy or is present in person at the meeting. Shares that are present that vote to abstain or do not vote on one or more of the matters to be voted upon are counted as present for establishing a quorum. If a quorum is not present, we expect that the meeting will be adjourned until we obtain a quorum.

WHAT VOTE IS REQUIRED TO APPROVE EACH MATTER AND HOW ARE VOTES COUNTED? ..

Proposal 1—Election of Directors.

To elect each director nominee, if a quorum is present or represented by proxy at the meeting, stockholders holding a majority of Immunomedics common stock present or represented by proxy at the meeting and voting on the matter must vote FOR the director. If your broker holds your shares in "street name," and if you do not vote your shares, your brokerage firm does not have the authority to vote your unvoted shares held by the firm since such matter is no longer considered routine. When a bank or broker has not received instructions from the beneficial owners or persons entitled to vote and the bank or broker cannot vote on a particular matter because it is not routine, then there is a "broker non-vote" on that matter. Broker non-votes do not count as votes "**FOR**" or "**AGAINST**" any proposal, but will be counted in determining whether there is a quorum for the Annual Meeting. You may vote FOR any one or more of the nominees, AGAINST any one or more of the nominees or ABSTAIN from voting FOR or AGAINST any one or more of the nominees. Abstentions are not counted FOR or AGAINST this proposal.

Proposal 2—Advisory Vote on Executive Compensation.

To approve Proposal 2, if a quorum is present or represented by proxy at the meeting, stockholders holding a majority of Immunomedics common stock present or represented by proxy at the meeting and voting on the matter must vote FOR the proposal. An abstention will have no effect on the outcome of the vote, as it will not be counted as a vote cast. If your broker holds your shares in "street name," and if you do not vote your shares, your brokerage firm does not have authority to vote your unvoted shares held by the firm because this matter is considered to be non-routine. If your broker cannot vote your shares on matters such as these because it does not have instructions from you or discretionary voting authority on that matter, this is referred to as a "broker non-vote." Broker non-votes will have no effect on the outcome of the vote.

Proposal 3—Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2014.

To approve Proposal 3, if a quorum is present or represented by proxy at the meeting, stockholders holding a majority of Immunomedics common stock present or represented by proxy at the meeting and voting on the matter must vote FOR the proposal. An abstention will have no effect on the outcome of the vote, as it will not be counted as a vote cast. If your broker holds your shares in "street name," and if you do not vote your shares, your brokerage firm has authority to vote your unvoted shares held by the firm since such matter is considered routine. If your broker cannot vote your shares on any other matter because it does not have instructions from you or discretionary voting authority on that matter, this is referred to as a "broker non-vote." Broker non-votes will have no effect on the outcome of the vote.

The inspector of election appointed for the 2013 Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes, will tabulate all votes.

HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE? .... Our Board of Directors recommends that you vote:

- **FOR Proposal 1—elect our six nominees to the Board of Directors for a one-year term ending at the 2014 Annual Meeting of Stockholders or such time as their respective successors are duly elected and qualified;**
- **FOR Proposal 2—the advisory vote on executive compensation;**
- **FOR Proposal 3—ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2014.**

ARE THERE OTHER MATTERS TO BE VOTED ON AT THE MEETING? . . . .

We do not know of any other matters that may come before the Annual Meeting other than the election of directors and ratification of the independent registered public accounting firm. If any other matters are properly presented to the meeting, the persons named in the accompanying proxy intend to vote, or otherwise act, in accordance with their judgment.

WHERE DO I FIND THE VOTING RESULTS OF THE MEETING? . .

We intend to announce preliminary voting results at the Annual Meeting. We will publish final results in a current report on Form 8-K, which will be filed with the Securities and Exchange Commission, or SEC, no later than four business days following the Annual Meeting. To request a printed copy of our filings with the SEC, please write to Investor Relations, Immunomedics, Inc., 300 The American Road, Morris Plains, New Jersey 07950, or e-mail Investor Relations at investor@immunomedics.com. You will also be able to find a copy on the Internet through our website at www.immunomedics.com or through the SEC's electronic data system called EDGAR at www.sec.gov.

WHO WILL PAY THE COSTS OF SOLICITING THESE PROXIES? . . . .

We will pay the costs of soliciting proxies. In addition to the mailing of these proxy materials, our directors, officers and employees may solicit proxies by telephone, e-mail and in person, without additional compensation. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for distributing proxy materials to stockholders.

HOW CAN I RECEIVE FUTURE PROXY STATEMENTS AND ANNUAL REPORTS OVER THE INTERNET? . . . .

As permitted by the rules adopted by the SEC, instead of mailing a printed copy of our proxy materials, including our Annual Report, to each stockholder of record, we have decided to provide access to these materials in a fast and efficient manner via the Internet. This reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials to all stockholders. Accordingly, on October 25, 2013, we will begin mailing a Notice to all stockholders of record as of October 9, 2013, and have posted our proxy materials on the website referenced in the Notice (www.proxyvote.com). As more fully described in the Notice, all stockholders may choose to access our proxy materials on the website referred to in the Notice or may request to receive a printed set of our proxy materials. In addition, the Notice and website provide information regarding how you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. Your election to receive proxy materials by mail or email will remain in effect until you terminate it. This proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2013, are also available on our Internet site at www.proxyvote.com. If your shares are held through a broker or other nominee, you should check the information provided by them for instructions on how to elect to view future proxy statements and annual reports over the Internet.

PROPOSAL 1—ELECTION OF DIRECTORS

The Board of Directors has nominated six people to serve as members of the Board of Directors until the 2014 Annual Meeting of Stockholders. Each nominee currently serves as a member of the Board of Directors and, other than Mr. Richard L. Sherman, each has previously been elected by our stockholders.

The Board of Directors recommends a vote FOR each of the nominees named below.

Our Board of Directors, upon the recommendation of our Governance and Nominating Committee, voted to nominate Dr. David M. Goldenberg, Ms. Cynthia L. Sullivan, Mr. Brian A. Markison, Ms. Mary E. Paetzold, Mr. Richard L. Sherman and Mr. Don C. Stark for election at the 2013 Annual Meeting of Stockholders to serve until the 2014 Annual Meeting of Stockholders, or such later date as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal. Set forth below are their ages as of October 1, 2013, their offices with us, if any, their principal occupations or employment for the past five years, the length of their tenure as directors, and the names of other public companies in which they serve or served as a member of the Board of Directors. The persons named in the enclosed proxy will vote to elect as directors the six nominees listed below, unless you indicate on the proxy that your vote should be withheld from, or that you wish to vote against, any or all of these nominees. All of the nominees have indicated their willingness to serve, if elected, but if any of them should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board of Directors, unless the Board of Directors chooses to reduce the number of directors serving on the Board of Directors.

NOMINEES FOR DIRECTORS

Dr. David M. Goldenberg	**Principal occupation:** Chairman of the Board of Directors and Chief Scientific Officer and Chief Medical Officer, Immunomedics, Inc.
Age: 75	**Prior business experience:**
Director since: 1982	• Founded Immunomedics in 1982. • Chief Executive Officer from July 1982 through July 1992; February 1994 through May 1998; and July 1999 through March 2001. • Chief Strategic Officer from July 2003 through June 2007. • Chief Scientific Officer from March 2001 through June 2003 and from July 2007 to present. • Chief Medical Officer from July 2007 to present. • Serves concurrently as the President and Trustee of the Center for Molecular Medicine and Immunology, an independent, non-profit research center. • Serves concurrently as the President and Chief Executive Officer of the Garden State Cancer Center, a subsidiary of the Center for Molecular Medicine and Immunology, and a Trustee of the Garden State Cancer Center Foundation. • Serves concurrently as the Chairman of the Board of IBC Pharmaceuticals, Inc., a majority-owned subsidiary of the Company.

Cynthia L. Sullivan

Age: 58

Director since: 2001

Principal occupation: President and Chief Executive Officer, Immunomedics, Inc.

Prior business experience:

- Joined Immunomedics in 1985.
- President and Chief Executive Officer since March 2001.
- Previously served as President from December 2000 to March 2001; and as Executive Vice President and Chief Operating Officer from June 1999 to December 2000.
- Concurrently serves as President of IBC Pharmaceuticals, Inc.

Public company directorships: From November 2007 to December 2009 served as a director of Urigen Pharmaceuticals, Inc., a specialty pharmaceutical company focused on the development and commercialization of treatments for urological disorders. From September 2002 to July 2007 served as a director of Digene Corp., a leader in molecular diagnostics and women's health diagnostic markets (which was merged with Qiagen N.V., effective July 30, 2007).

Brian A. Markison

Age: 54

Director since: 2004

Compensation Committee
Governance and Nominating Committee
Research & Development Committee

Lead Outside Director

Principal occupation: Healthcare Industry Executive at Avista Capital Partners, a leading private equity firm, since September 2012

Prior business experience:

- President and Chief Executive Officer of Fougera Pharmaceuticals, from July 2011 to July 2012.
- President and Chief Executive Officer of King Pharmaceuticals, Inc., from 2004 to 2011.
- Previously served as President of Bristol-Myers Squibb's Oncology, Virology and Oncology Therapeutics Network Businesses from 2002 until 2004.
- From 1999 to 2001, Mr. Markison served in various positions, including President, Bristol-Myers Squibb's Oncology, Virology and Oncology Therapeutics Network; Senior Vice President, Licensing and External Development.

Public company directorships: Chairman of the Board of Directors for Lantheus Medical Imaging, Inc., a global leader in developing, manufacturing and distributing innovative diagnostic imaging agents, since 2012, and Rosetta Genomics, Ltd., a leading developer of microRNA-based molecular diagnostics, since April 2011. Member of the Board of Directors for Alere Inc., a global leader in enabling individuals to take charge of their health at home through the merger of rapid diagnostics and health information solutions, since 2013, and PharmAthene, Inc., a biodefense company developing medical countermeasures against biological and chemical threats, since September 2011. From July 2011 to July 2012, served on the Board of Directors of Fougera Pharmaceuticals, a company created from the acquisition of Nycomed A/S by Takeda Pharmaceuticals, (which was acquired by Novartis AG, effective July 23, 2012). From December 2006 to February 2011 served as Chairman of the Board of Directors of King

Pharmaceuticals, Inc., a vertically integrated pharmaceutical company engaged in the development, manufacturing, marketing and sales of branded prescription pharmaceutical products (which was acquired by Pfizer Inc., effective February 28, 2011).

Mary E. Paetzold . . . .

Age: 64

Director since: 2001

Audit Committee
Compensation Committee
Governance and Nominating Committee

Principal occupation: Chief Financial Officer of SMG Indium Resources Ltd., since July 2011

Prior business experience:

- Adjunct Professor, Cameron School of Business, University of North Carolina—Wilmington from 2008 to 2009.
- Vice President, Chief Financial Officer, Secretary, and Treasurer of Ecogen, Inc., from 1994 to 2000, member of the Ecogen Board of Directors from 1996 to 1997.
- Served as audit partner, and as SEC reviewing partner, at KPMG LLP, an independent registered public accounting firm, prior to 1994.

Public company directorships: From February 2003 to July 2011 served as a member of the Board of Directors and Chair of the Audit Committee of Orthovita, Inc., a specialty spine and orthopedic company with orthobiologic and biosurgery products (which was acquired by Stryker Corporation, effective June 27, 2011).

Richard L. Sherman . . . .

Age: 66

Director since: 2013

Principal occupation: Senior Vice President, Strategic Transactions and General Counsel of TetraLogic Pharmaceuticals Corporation, a privately held biopharmaceutical company, since 2012

Prior business experience:

- Prior to joining TetraLogic, Mr. Sherman provided consulting services to TetraLogic as Vice President, Strategic Partnering and Transactions at Malvern Consulting Group.
- From 1992 to 2001, he was founder and managing officer of QED Technologies, Inc., a life science business consulting firm purchased in 1999 by The Omnicom Group.
- From 1990 to 1992, Mr. Sherman was a partner in the law firm of Pepper Hamilton LLP.
- From 1976 through 1989, he served as Deputy General Counsel of SmithKline Beckman Corporation (now GlaxoSmithKline).

Don C. Stark . . . .

Age: 59

Director since: 2005

Audit Committee
Governance and Nominating Committee
Research and Development Committee

Principal occupation: Chief Executive Officer and President of Whistler Associates, Inc., a marketing and strategic planning consulting firm for companies focused on oncology, since 1996

Prior business experience:

- From 1980 to 1995, Mr. Stark served in various market research, marketing and business development positions at Bristol-Myers Squibb Oncology Division, Immunex and Repligen, all in the fields of oncology and immunology.
- From 2002 to the present, he has concurrently served as partner and member of the Board of Directors of Strategic Answers, Inc., a strategic planning consulting firm.

The following directors are not standing for re-election at the 2013 Annual Meeting of Stockholders.

Dr. Morton Coleman	**Principal occupation:** Clinical Professor of Medicine
Age: 74	**Prior business experience:**
Director since: 2000	• Director of the Center for Lymphoma and Myeloma in the Division of Hematology Oncology since 1997, at New York Presbyterian Hospital—Cornell Medical Center.
Research and Development Committee	• Clinical Professor of Medicine at the Weill Medical College of Cornell University since 1986.
	• Published investigator and opinion leader in hematological malignancies.
Marcella LoCastro	**Principal occupation**: Chief Executive Officer of MLoCastro Consulting LLC and provides women's leadership training and coaching to professional services firms, since July 2011
Age: 61	**Prior business experience:**
Director since: 2012 **Audit Committee** **Compensation Committee**	• Serves on the Montclair State University's Foundation and College of Business, and New Jersey Society of Certified Public Accountants (NJSCPA) Magazine Editorial Boards, as well as served on the NJSCPA Executive Committee.
	• Senior Advisor in Alvarez & Marsal's Private Equity Services—Operations Group from January 2009 to May 2013.
	• Managing Partner of the NY office of Tatum, LLP from September 2007 to December 2008.
	• Managing Director of Solomon Edwards Group NJ office from April 2006 to July 2007.
	• Held Partner roles with Deloitte LLP, JH Cohn LLP, Arthur Andersen LLP and Ernst & Young LLP.
	Public company directorships: Member of the Board of Directors, and the Audit and Strategic Committees of BioClinica, Inc., a leading global provider of integrated, technology-enhanced clinical trial management services, since May 2011 to March 2013 when the company was sold and became private.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO ELECT EACH OF OUR SIX NOMINEES TO THE BOARD OF DIRECTORS FOR A ONE-YEAR TERM UNTIL THE 2014 ANNUAL MEETING OF STOCKHOLDERS.

PROPOSAL 2—ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY)

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, requires that our stockholders have the opportunity to cast an advisory (non-binding) vote on executive compensation at the Annual Meeting, commonly referred to as a "Say-on-Pay" vote.

The advisory vote on executive compensation is a non-binding vote on the compensation of our "named executive officers," as described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, set forth in this proxy statement. Please read the "*Compensation Discussion and Analysis*" section starting on page 29 of this proxy statement for a detailed discussion about our executive compensation programs, including information about the fiscal 2013 compensation of our named executive officers.

The advisory vote on executive compensation is not a vote on our general compensation policies, the compensation of our Board of Directors, or our compensation policies as they relate to risk management. The Dodd-Frank Act requires that we hold the advisory vote on executive compensation at least once every three years. At the 2011 Annual Meeting of Stockholders, the Company's stockholders recommended, on an advisory basis, that the frequency of the stockholder vote on the compensation of our named executive officers occur every year.

The Compensation Committee of our Board of Directors oversees and administers our executive compensation program, including the evaluation and approval of compensation plans, policies and programs offered to our named executive officers. The Compensation Committee has designed the executive compensation program for our named executive officers to meet the following objectives:

- Ensure executive compensation is aligned with our corporate strategies and business objectives.
- Reinforce the importance of meeting and exceeding identifiable and measurable goals through superior awards for superior performance.
- Provide total direct compensation that is competitive in markets in which we compete for management talent in order to attract, retain and motivate the best possible executive talent.
- Provide an incentive for long-term continued employment with our Company.
- Reinforce our desired culture and unique corporate environment by fostering a sense of ownership, urgency and overall entrepreneurial spirit.

The vote solicited by this Proposal No. 2 is advisory, and therefore is not binding on the Company, our Board of Directors or our Compensation Committee. The outcome of the vote will not require the Company, our Board of Directors or our Compensation Committee to take any action, and will not be construed as overruling any decision by the Company or the Board of Directors.

Furthermore, because this non-binding, advisory resolution primarily relates to the compensation of our named executive officers that has already been paid or contractually committed, there is generally no opportunity for us to revisit these decisions. However, our Board of Directors, including our Compensation Committee, values the opinions of our stockholders and, to the extent there is any significant vote against the executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and evaluate what actions, if any, may be appropriate to address those concerns.

Stockholders will be asked at the 2013 Annual Meeting to approve the following resolution pursuant to this Proposal No. 2:

RESOLVED, that the stockholders of Immunomedics, Inc. approve, on an advisory basis, the compensation of the Company's named executive officers, disclosed pursuant to Item 402 of Regulation S-K in the Company's definitive proxy statement for the 2013 Annual Meeting.

Approval of this resolution requires the affirmative vote of a majority of the shares of Immunomedics' common stock voted at the 2013 Annual Meeting. Abstentions and broker non-votes will not be counted and, accordingly, will have no effect on the outcome of the vote on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION.

PROPOSAL 3—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee, with the approval of the Board of Directors, has selected the firm of KPMG LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2014.

KPMG LLP has advised our Audit Committee that it is "independent" of us within the meaning of Rule 2-01 of SEC Regulation S-X, as amended.

Ernst & Young LLP had been engaged by us to audit our consolidated financial statements from July 2002 to June 2013. A description of the services provided by Ernst & Young LLP, and the fees we paid for such services, can be found under the heading "*Independent Registered Public Accounting Firm*" on page 55 of this proxy statement.

On September 30, 2013, we dismissed Ernst & Young LLP as the Company's independent registered public accounting firm. The Company, also on September 30, 2013, engaged KPMG LLP as the Company's new independent registered public accounting firm. The decision to dismiss Ernst & Young LLP and engage KPMG LLP was made at the direction of the audit committee of the Company's board of directors.

The reports of Ernst & Young LLP on the consolidated financial statements of the Company for the fiscal years ended June 30, 2012 and 2013 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's fiscal years ended June 30, 2012 and 2013 and through September 30, 2013, the Company did not have any disagreement with Ernst & Young LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the matter in connection with its report on the Company's financial statements for the relevant year.

During the Company's fiscal years ended June 30, 2012 and 2013 and through September 30, 2013, no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K have occurred.

During the Company's fiscal years ended June 30, 2012 and 2013 and through September 30, 2013, neither the Company nor anyone acting on its behalf consulted with KPMG LLP regarding any of the matters specified in Item 304(a)(2) of Regulation S-K.

The affirmative vote of a majority of the shares voted at the 2013 Annual Meeting is required to ratify the appointment of our independent registered public accounting firm. In the event the stockholders do not ratify KPMG LLP as our independent registered public accounting firm, the Audit Committee will reconsider its appointment.

A representative of KPMG LLP is expected to be present at our Annual Meeting. This representative will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO RATIFY THE SELECTION OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2014.

OWNERSHIP OF OUR COMMON STOCK

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 1, 2013 for: (i) the executive officers named in the "*Summary Compensation Table*" on page 40 of this proxy statement; (ii) each of our directors and director nominees; (iii) all of our current directors and executive officers as a group; and (iv) each stockholder known by us to own beneficially more than five percent (5%) of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

The SEC deems shares of common stock that may be acquired by an individual or group by November 29, 2013 (60 days after October 1, 2013) pursuant to the exercise of options, warrants or other convertible securities to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such securities are not deemed to be outstanding for the purpose of computing the percentage ownership of any other stockholder shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage ownership is based on 83,118,780 shares of common stock outstanding on October 1, 2013.

Name of beneficial owner**	Number of shares	Percentage of common stock
Dr. David M. Goldenberg(1)	7,935,564	9.3%
Cynthia L. Sullivan(2)	7,997,774	9.4%
Dr. Morton Coleman(3)	141,850	*
Marcella LoCastro(4)	48,100	*
Brian A. Markison(5)	160,600	*
Mary E. Paetzold(6)	138,900	*
Don C. Stark(7)	122,600	*
Richard Sherman(8)	22,500	*
Peter P. Pfreundschuh	—	*
Gerard G. Gorman(9)	452,185	*
All Directors and Executive Officers as a group (10 persons)(10)	9,237,138	10.7%
FMR LLC(11) 245 Summer Street Boston, MA 02210	11,439,971	13.8%
BlackRock, Inc.(12) 40 East 52nd Street New York, NY 10022	4,991,599	6.0%

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

** Except as noted, the address of each of person listed in the above table is c/o Immunomedics, Inc., 300 The American Road, Morris Plains, New Jersey 07950. All information in the table is based upon reports filed with the SEC or upon the 2013 Questionnaire for Directors, Officers and Five Percent Stockholders submitted to us in connection with the preparation of this proxy statement.

(1) Consists of (i) 2,290,419 shares held by Dr. Goldenberg; (ii) 186,059 shares held by Ms. Sullivan, Dr. Goldenberg's wife; (iii) 190,000 shares held jointly by Dr. Goldenberg and Ms. Sullivan; (iv) 421,334 shares held by Dr. Goldenberg as beneficial owner of three grantor retained annuity trusts; (v) 2,002,171 shares held by the David M. Goldenberg Millennium Trust; (vi) 34,725 shares held by our majority-owned subsidiary, IBC Pharmaceuticals, Inc., of which Dr. Goldenberg is a director; (vii) 11,200 shares as to which Ms. Sullivan has voting or dispositive power as custodian of her children or as trustee for a trust for their benefit; (viii) 1,451,775 shares which may be acquired by Dr. Goldenberg upon exercise of options to purchase shares of common stock; (ix) 945,800 shares which may be acquired by Ms. Sullivan upon exercise of options to purchase shares of common stock; (x) 152,629 shares as to which Dr. Goldenberg

has sole voting power pursuant to an agreement with Hildegard Gruenbaum Katz (his former wife); and (xi) 249,452 shares held by David M. Goldenberg Dynasty Trust. Dr. Goldenberg disclaims beneficial ownership with respect to an aggregate of 3,582,036 shares as listed in items (ii), (v), (vi), (vii), (ix), (x) and (xi) of the previous sentence. The aggregate number of shares beneficially owned by Dr. Goldenberg does not include 232,051 restricted stock units granted to Dr. Goldenberg for his services as an Officer of the Company, nor does it include 218,226 restricted stock units granted to Ms. Sullivan pursuant to the Company's 2006 Stock Incentive Plan for her services as President and Chief Executive Officer of the Company, all of which have not vested.

(2) Consists of (i) 186,059 shares held by Ms. Sullivan; (ii) 2,290,419 shares held by Dr. Goldenberg, Ms. Sullivan's husband; (iii) 190,000 shares held jointly by Dr. Goldenberg and Ms. Sullivan; (iv) 421,334 shares held as a trustee of three grantor retained annuity trusts for the benefit of Dr. Goldenberg; (v) 2,002,171 shares held by the David M. Goldenberg Millennium Trust; (vi) 34,725 shares held by IBC Pharmaceuticals, Inc., of which Ms. Sullivan is President; (vii) 11,200 shares to which Ms. Sullivan has voting or dispositive power as custodian of her children or as trustee for a trust for their benefit; (viii) 1,451,775 shares which may be acquired by Dr. Goldenberg upon exercise of options to purchase shares of common stock; (ix) 945,800 shares which may be acquired by Ms. Sullivan upon exercise of options to purchase shares of common stock; (x) 214,839 shares held as trustee of Escalon Foundation; and (xi) 249,452 shares held by David M. Goldenberg Dynasty Trust. Ms. Sullivan disclaims beneficial ownership with respect to an aggregate of 4,673,744 shares as listed in items (ii), (iv), (vi), (vii), (viii), (x) and (xi) of the previous sentence. The aggregate number of shares beneficially owned by Ms. Sullivan does not include 218,226 restricted stock units granted to Ms. Sullivan pursuant to the Company's 2006 Stock Incentive Plan for her services as President and Chief Executive Officer of the Company, nor does it include 232,051 restricted stock units granted to Dr. Goldenberg for his services as an Officer of the Company, all of which have not vested.

(3) Consists of (i) 25,000 shares held by Dr. Coleman; (ii) 6,250 shares held by certain of his grandchildren; and (iii) 110,600 shares which may be acquired by Dr. Coleman upon the exercise of options to purchase shares of common stock. The aggregate number of shares beneficially owned by Dr. Coleman does not include 14,950 restricted stock units granted to Dr. Coleman on December 5, 2012 pursuant to the Company's 2006 Stock Incentive Plan for his services as a Director of the Company, which have not vested.

(4) Consists of 48,100 shares that may be acquired by Ms. LoCastro upon the exercise of options to purchase shares of common stock. The aggregate number of shares beneficially owned by Ms. LoCastro does not include 14,950 restricted stock units granted to Ms. LoCastro on December 5, 2012 pursuant to the Company's 2006 Stock Incentive Plan for her services as a Director of the Company, which have not vested.

(5) Consists of 25,000 shares held directly by Mr. Markison and 135,600 shares that may be acquired by Mr. Markison upon the exercise of options to purchase shares of common stock. The aggregate number of shares beneficially owned by Mr. Markison does not include 14,950 restricted stock units granted to Mr. Markison on December 5, 2012 pursuant to the Company's 2006 Stock Incentive Plan for his services as a Director of the Company, which have not vested.

(6) Consists of 25,000 shares held directly by Ms. Paetzold, 3,300 shares held in her individual retirement account and 110,600 shares that may be acquired by Ms. Paetzold upon the exercise of options to purchase shares of common stock. The aggregate number of shares beneficially owned by Ms Paetzold does not include 14,950 restricted stock units granted to Ms. Paetzold on December 5, 2012 pursuant to the Company's 2006 Stock Incentive Plan for her services as a Director of the Company, which have not vested.

(7) Consists of 22,000 shares held directly by Mr. Stark and 100,600 shares that may be acquired by Mr. Stark upon the exercise of options to purchase shares of common stock. The aggregate number of shares beneficially owned by Mr. Stark does not include 14,950 restricted stock units granted to Mr. Stark on December 5, 2012 pursuant to the Company's 2006 Stock Incentive Plan for his services as a Director of the Company, which have not vested.

(8) Consists of 22,500 shares that may be acquired by Mr. Sherman upon the exercise of options to purchase shares of common stock.

(9) Consists of 78,035 shares held directly by Mr. Gorman and 374,150 shares that may be acquired by Mr. Gorman upon the exercise of options to purchase shares of common stock. The aggregate number of shares beneficially owned by Mr. Gorman does not include 25,000 restricted stock units granted to Mr. Gorman pursuant to the Company's 2006 Stock Incentive Plan, which have not vested.

(10) See Notes 1-9 above.

(11) This information is based solely on a Form 13F report by FMR, LLC for the quarter ended June 30, 2012. FMR LLC, an investment company registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 11,439,971 shares or 13.8% of the Common Stock outstanding of Immunomedics, Inc., as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 11,439,971 shares owned by the Funds. Neither FMR LLC nor Edward C. Johnson 3rd, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

(12) This information is based solely on a Form 13F report by BlackRock Institutional Trust Company, N.A. and BlackRock Fund Advisors for the quarter ended June 30, 2012. BlackRock Institutional Trust Company, N.A. and BlackRock Fund Advisors are the beneficial owners of 2,396,511 shares and 2,595,088 shares, respectively, of the Common Stock outstanding of Immunomedics, Inc. In aggregate, the two companies are the beneficial owners of 6.0% of the Common Stock outstanding of Immunomedics, Inc. BlackRock Institutional Trust Company, N.A. and BlackRock Fund Advisors are institutional investment managers subject to Section 13(f) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. BlackRock Institutional Trust Company, N.A. and BlackRock Fund Advisors are subsidiaries of BlackRock, Inc. The securities positions reported by BlackRock Institutional Trust Company, N.A., and BlackRock Fund Advisors are also being reported on behalf of BlackRock, Inc. However, BlackRock, Inc. does not exercise, and therefore disclaims investment discretion, with respect to any Section 13(f) securities positions over which BlackRock Institutional Trust Company, N.A. and BlackRock Fund Advisors exercise discretion. Prior to a name change which was effective 12/01/2009, BlackRock Institutional Trust Company, N.A. and BlackRock Fund Advisors reported for 13F purposes as Barclays Global Investors N.A. and Barclays Global Fund Advisors, respectively.

OUR CORPORATE GOVERNANCE

Our Commitment to High Corporate Governance Standards

We believe that in order for Immunomedics to achieve real business success while also creating value for our stockholders, it is essential that we maintain a commitment to excellence in corporate governance and an environment of the highest ethical standards. Our Board of Directors is committed to high governance standards and to continually work to improve them. During the past year, we have reviewed our corporate governance practices. We also reviewed with our legal counsel and other professional advisors the rules of the SEC, as well as other proposed SEC rules and regulations and listing requirements of the NASDAQ Global Market. We have also compared our governance practices against those identified as best practices by various authorities and other public companies.

Role of Our Board of Directors

Our Board of Directors currently consists of eight members, although we regularly seek additional qualified candidates to consider joining the Board of Directors. Effective August 15, 2013, our Governance and Nominating Committee recommended, and the members of the Board of Directors approved, after review of the experience and credentials of Mr. Richard L. Sherman, the election of Mr. Sherman to our Board of Directors. On August 15, 2013, our Board of Directors appointed Mr. Sherman as a member of the Board of Directors to serve until the 2013 Annual Meeting of Stockholders. Dr. Coleman and Ms. LoCastro are not standing for re-election at the Company's 2013 Annual Meeting. The Board shall consist of six members immediately following the 2013 Annual Meeting.

The Board of Directors monitors overall corporate performance and the integrity of our financial controls and legal compliance procedures. It appoints senior management and oversees succession planning and senior management's performance and compensation. The Board of Directors oversees Immunomedics' long and short term strategic and business planning, and conducts a year-long process that culminates in the review and approval by our Board of Directors each year of a business plan, a capital expenditures budget and other key financial and business objectives.

Members of the Board of Directors keep informed about our business and operations through discussions with the Chairman and other members of our senior management team, by reviewing materials provided to them on a regular basis as well as in preparation for Board of Directors and committee meetings, and by actively participating in meetings of the Board of Directors and its committees. We regularly review key portions of our business with the Board of Directors, including our clinical and pre-clinical development programs. We also make it a practice to introduce our senior executives to the Board of Directors so that the Board of Directors can become familiar with our key talent.

In fiscal 2013, the Board of Directors met seven times. Each director attended at least 75% of the total number of meetings of the Board of Directors and all committees of the Board on which such director served.

Directors are encouraged, but are not required, to attend our Annual Meeting of Stockholders. Dr. Goldenberg, Ms. Sullivan, Dr. Coleman, Ms. LoCastro, Mr. Markison, Ms. Paetzold and Mr. Stark attended the Company's 2012 Annual Meeting of Stockholders.

Director Experience, Qualifications, Attributes and Skills

We believe that the backgrounds and qualifications of our directors and director nominees, considered as a group, provide a broad mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities. Our Board of Directors is composed of a diverse group of leaders in their respective fields. Many of the current directors have leadership experience at major domestic and international companies with operations inside and outside the United States, as well as experience serving on other companies' boards, which provides an understanding of different business processes, challenges and strategies facing boards and other companies. Certain of our directors have experience as senior management of pharmaceutical and biotechnology companies which brings unique perspectives to the Board of Directors. Further, our directors also have other experience that makes them valuable members, such as prior experience with financing transactions or mergers and acquisitions that provides insight into issues faced by companies.

The following highlights the specific experiences, qualifications, attributes and skills of our individual directors, or director nominees, that have led our Governance and Nominating Committee to conclude that these individuals should serve on our Board of Directors:

Brian A. Markison, our lead independent director who brings extensive research and development, manufacturing and sales experience in the pharmaceuticals and life sciences industries, is a Healthcare Industry Executive at Avista Capital Partners, a leading private equity firm. Previously, he served as President, Chief Executive Officer and a member of the Board of Directors of Fougera Pharmaceuticals Inc. Mr. Markison also serves as the Chairman of the Board of Directors for Lantheus Medical Imaging Inc. and Rosetta Genomics, Ltd., and as a Director for Alere Inc. and PharmAthene, Inc.

Dr. Morton Coleman, a Director of the Center for Lymphoma and Myeloma at New York Presbyterian Hospital and a published investigator and opinion leader in hematological malignancies, brings over 20 years of clinical expertise in the fields of hematology and oncology.

Marcella LoCastro, has over 35 years of experience working with CEOs and CFOs providing accounting solutions, software package implementations, business process improvement and management reporting solutions and is Chief Executive Officer of MLoCastro Consulting LLC.

Mary E. Paetzold, has over 35 years of experience in accounting, internal controls and finance functions and is Chief Financial Officer of SMG Indium Resources Ltd.

Richard L. Sherman, has nearly 40 years of experience as a licensing executive, attorney, consultant, and venture capitalist in the biotechnology and pharmaceutical industries, and is Senior Vice President, Strategic Transactions and General Counsel of TetraLogic Pharmaceuticals Corporation.

Don C. Stark, brings extensive expertise in the fields of oncology and immunology both in marketing and sales through his experience with Bristol-Myers Squibb, Immunex, Repligen and most recently through his position as President and Chief Executive Officer of Whistler Associates, Inc., a marketing and strategic planning consulting firm focused on the field of oncology.

Cynthia L. Sullivan, our President and Chief Executive Officer, has over 25 years of biopharmaceutical research and development experience in the fields of oncology and immunology. Additionally, Ms. Sullivan brings extensive public company experience through her past director positions with Urigen Pharmaceuticals, Inc. and Digene Corp. Ms. Sullivan currently serves as a member of Board of Trustees for the HealthCare Institute of New Jersey, a trade association for the research-based pharmaceutical and medical technology industry in New Jersey.

Dr. David M. Goldenberg, our founder, Chairman of the Board of Directors, Chief Scientific Officer and Chief Medical Officer, brings over 40 years of research and development experience in the fields of oncology and immunology. Dr. Goldenberg, a pioneer in the development of radiolabeled antibodies for various applications in the detection, diagnosis and therapy of cancer, has received numerous professional awards and recognition from scientific bodies in the United States and around the world.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors evaluates its leadership structure and role in risk oversight on an ongoing basis. Since March 2001, our leadership structure has divided the Chairman of the Board of Directors, and the President and Chief Executive Officer roles into two positions. Currently, Dr. David M. Goldenberg, our founder, serves as Chairman of the Board, Chief Scientific Officer and Chief Medical Officer, while Cynthia L. Sullivan serves as our President and Chief

Executive Officer. Dr. Goldenberg and Ms. Sullivan are married to each other. Since 2009, our Board of Directors has also designated a lead independent director who acts as the leader of the independent directors of the Board of Directors and as chairperson of the executive sessions of our independent directors, serves as a non-exclusive intermediary between the independent directors and management, including our Chairman of the Board of Directors and President and Chief Executive Officer, provides input to the Chairman in planning agenda for meetings and facilitates discussions among the independent directors as appropriate between Board meetings. Currently, Mr. Markison serves as our lead independent director. Our Board of Directors determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company, the current stage of development of our product candidates and other relevant factors. After considering these factors, our Board of Directors has determined that the individual roles of Chairman of the Board of Directors, and President and Chief Executive Officer, along with a lead independent director, is an appropriate board leadership structure for our company at this time.

The Board of Directors is also responsible for oversight of our risk management practices, while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company's board leadership structure supports this approach. Through our President and Chief Executive Officer, and other members of management, the Board of Directors receives periodic reports regarding the risks facing the Company. In addition, the Audit Committee assists the Board of Directors in its oversight role by receiving periodic reports regarding our risk and control environment.

Business Ethics and Compliance

Our Board of Directors has a Company-wide ethics awareness program and an enhanced compliance program that has been communicated to all employees. We have adopted a code of ethics for our Chief Executive Officer and senior financial officers, which complies with Item 406(b) of SEC Regulation S-K and is available on our website at www.immunomedics.com. In addition, all of our directors, officers and employees must act ethically and in accordance with our Code of Business Conduct (the "Code of Business Conduct"). The Code of Business Conduct satisfies the definition of "code of ethics" under the rules and regulations of the SEC and the standards of the NASDAQ Global Market, and is available on our website at www.immunomedics.com.

Review and Approval of Related Person Transactions

Our Code of Business Conduct has certain policies and procedures for the review, approval or ratification of transactions involving us and any executive officer, director, director nominee, 5% stockholder and certain of their immediate family members (each of whom we refer to as a "related person"). The policy and procedures cover any transaction involving a related person (a "related person transaction") in which the related person has a material interest and which does not fall under an explicitly stated exception set forth in the applicable disclosure rules of the SEC.

Any proposed related person transaction must be reported to the Company's President and Chief Executive Officer or the Vice President of Finance and Chief Financial Officer (the "Compliance Officers"). The policy calls for the transaction to be reviewed by the Compliance Officer and, if deemed appropriate, approved by the Board of Directors of the Company (or an authorized committee of the Board of Directors). The transaction should be approved in advance whenever practicable. If not practicable, the Compliance Officers, and, if deemed appropriate, the Board of Directors, will review, and may, if deemed appropriate, ratify the related person transaction.

A related person transaction will be considered approved or ratified if it is authorized by the Compliance Officers and the Board of Directors of the Company (or an authorized committee of the Board of Directors) after full disclosure of the related person's interest in the transaction. In considering related person transactions, the

Compliance Officers and the Board of Directors (or an authorized committee of the Board of Directors) will consider any information considered material to investors and the following factors:

- the related person's interest in the transaction;
- the approximate dollar value of the transaction;
- whether the transaction was undertaken in the ordinary course of our business;
- whether the terms of the transaction are no less favorable to us than terms that we could have reached with an unrelated third party; and
- the purpose and potential benefit to us of the transaction.

Independence of Non-Employee Directors

Good corporate governance requires that a majority of the Board of Directors consist of members who are "independent." There are different measures of director independence—independence under listing standards of the NASDAQ Global Market, under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and under Section 162(m) of the Internal Revenue Code of 1986, as amended. Our Board of Directors has recently reviewed information about each of our non-employee directors and determined that each of Mr. Brian A. Markison, Ms. Marcella LoCastro, Ms. Mary E. Paetzold, Mr. Richard L. Sherman and Mr. Don C. Stark are deemed "independent" under applicable law and the listing standards of the NASDAQ Global Market, and accordingly if all six nominees are elected to the Board of Directors at the 2013 Annual Meeting of Stockholders, we will have a majority of independent directors on our Board.

The Board of Directors has determined that Dr. Morton Coleman, one of our outside directors since 2000, is not deemed to be "independent" by virtue of his association with Weill Medical College of Cornell University, which is currently conducting clinical trials on the Company's behalf.

Brian A. Markison, a member of the Board of Directors since 2004, was elected to serve as the Lead Outside Director, for which he is entitled to receive additional compensation as described further below in the section titled "Director Compensation."

Communications with Directors

Stockholders and other interested parties may communicate directly with any director, including any non-management member of the Board of Directors, by writing to the attention of such individual at the following address: Immunomedics, Inc., 300 The American Road, Morris Plains, New Jersey 07950.

Communications that are intended for the non-management directors generally should be marked "Personal and Confidential" and sent to the attention of the Chair of the Governance and Nominating Committee. The Chair will distribute any communications received to the other non-management member(s) to whom the communication is addressed. Communications that are intended for the whole Board should be sent to the attention of the Company's Secretary.

Committees of the Board

The Board currently has four standing committees: an Audit Committee; a Compensation Committee; a Governance and Nominating Committee; and a Research and Development Committee. Copies of the charters of the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee, as each has been adopted by our Board of Directors, are attached to this proxy statement as Appendix A, Appendix B and Appendix C, respectively, and can be found on our website www.immunomedics.com. The Board is also empowered to appoint from time to time ad hoc committees to address specific matters. In October and December 2012, the Pricing Committee of the Board met to decide on the terms related to the Company's offering of its common stock in February 2013. No other ad hoc committees took place in fiscal 2013.

AUDIT COMMITTEE

Members in Fiscal 2013	Responsibilities	Meetings in Fiscal 2013
Ms. LoCastro, Ms. Paetzold & Mr. Stark	The Audit Committee consists entirely of independent directors as defined by the listing standards of the NASDAQ Global Market. Its primary functions are to assist the Board of Directors in monitoring the integrity of our financial statements, our systems of internal control, and the appointment, independence and performance of our independent registered public accounting firm. The Audit Committee is responsible for pre-approving any engagements of our independent registered public accounting firm for non-audit services. The Audit Committee also reviews our risk management practices, strategic tax planning, preparation of quarterly and annual financial reports and our ethics and compliance processes. At each Audit Committee meeting, the Audit Committee members meet with Immunomedics' independent registered public accounting firm without management present. As part of the regular quarterly Audit Committee meetings, representatives of management, the independent registered public accounting firm and the Audit Committee members meet to review the financial statements prior to the public release of earnings. The Board of Directors has determined that each current member and proposed member of the Audit Committee satisfies the independence standards for Audit Committee membership as set forth in Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder. In addition, the Board of Directors has determined that Ms. Paetzold satisfies the SEC's criteria for an "audit committee financial expert." Ms. LoCastro also qualifies as an "audit committee financial expert" but is not the Audit Committee's designated expert. Ms. LoCastro, Ms. Paetzold and Mr. Stark were members of the Audit Committee for the entire fiscal 2013. You may find a more detailed description of the functions of the Audit Committee in the Audit Committee charter which can be found on our website at www.immunomedics.com. Please see also the Audit Committee Report below.	4

COMPENSATION COMMITTEE

Members in Fiscal 2013	Responsibilities	Meetings in Fiscal 2013
Ms. LoCastro, Mr. Markison & Ms. Paetzold	The Compensation Committee consists entirely of directors who (i) are "Non-employee Directors" for purposes of Rule 16b-3 under the Exchange Act; (ii) satisfy the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended; and (iii) are "independent" in accordance with the listing standards of the NASDAQ Global Market. Its primary responsibilities are to oversee compensation and employee benefit matters and management performance.	8

The Compensation Committee reviews and determines the salaries for corporate officers and key employees and reviews and determines, by grade levels, employees who are eligible to participate in our incentive compensation plans. The Compensation Committee also oversees management of the 2006 Stock Incentive Plan, as amended, including the granting and certain terms of stock options and other stock-based awards, and all other compensation and benefit plans. The Compensation Committee also oversees salary grade administration for all our employees, which is used for establishing merit increases and starting salaries for new employees and is the basis for compensation reviews for all officers, including the Chief Executive Officer.

When deemed appropriate, the Compensation Committee also consults with independent outside advisors for guidance on executive compensation issues.

In fiscal year 2013, the Compensation Committee engaged James F. Reda & Associates, a Division of Gallagher Benefit Services, Inc. ("James F. Reda"), an independent executive compensation consulting firm, to provide competitive compensation data and general advice on our compensation programs and policies for executive officers. James F. Reda reports directly to the Compensation Committee, periodically participates in committee meetings and advises the Compensation Committee with respect to compensation trends and best practices, plan design, and the reasonableness of individual compensation awards. James F. Reda has not provided any services to the Company other than those it provides to the Compensation Committee in its role as independent consultant. The Compensation Committee has assessed the independence of James F. Reda pursuant to SEC rules and concluded that the work performed by James F. Reda does not raise any conflicts of interest.

Our Compensation Committee also monitors and evaluates the adequacy and market competitiveness of our compensation plans and programs and determines whether these plans and programs create incentives for a particular employee group to take actions which could put the Company at undue risk.

Ms. LoCastro, Mr. Markison and Ms. Paetzold were members of the Compensation Committee for the entire fiscal 2013.

The charter of the Compensation Committee, which describes all of the Compensation Committee's responsibilities, is posted on our website at www.immunomedics.com.

Please see also the Compensation Committee Report on page 40.

GOVERNANCE AND NOMINATING COMMITTEE

Members in Fiscal 2013	Responsibilities	Meetings in Fiscal 2013
Mr. Markison, Ms. Paetzold & Mr. Stark	The Governance and Nominating Committee (the "G&N Committee") is responsible for Board governance issues. The G&N Committee also recommends individuals to serve as directors and will consider nominees recommended by stockholders. The G&N Committee will consider nominees recommended by our stockholders for election to the Board of Directors at the 2014 Annual Meeting of Stockholders, provided that any such recommendation is submitted in writing not less than 60 days nor more than 120 days before the anniversary date of the 2013 Annual Meeting of Stockholders, to the G&N Committee, c/o the Secretary of Immunomedics, at our principal executive offices, accompanied by a description of the proposed nominee's qualifications and other relevant biographical information and evidence of the consent of the proposed nominee to serve. In recommending candidates, the G&N Committee seeks individuals who possess broad training and experience in business, finance, law, government, medicine, immunology, molecular biology, management or administration and considers factors such as personal attributes, geographic location and special expertise complementary to the background and experience of the Board of Directors as a whole. The G&N Committee does not have a specific policy with regard to the consideration of diversity in identifying director nominees. However, the G&N Committee values diversity on our Board of Directors and considers the diversity of the professional experience, education and skills, as well as diversity of origin, in identifying director nominees. In accordance with NASDAQ Rule 5605(e), which requires the G&N Committee to consist solely of independent directors, the G&N Committee is comprised of Mr. Markison, Ms. Paetzold and Mr. Stark, who are each deemed to be independent in accordance with the listing standards of the NASDAQ Global Market. Mr. Markison, Ms. Paetzold and Mr. Stark were members of the G&N Committee for the entire fiscal 2013. The charter of our Governance and Nominating Committee can be found on our website at www.immunomedics.com.	5

RESEARCH AND DEVELOPMENT COMMITTEE

Members in Fiscal 2013	Responsibilities	Meetings in Fiscal 2013
Dr. Coleman, Mr. Markison & Mr. Stark	The Research and Development Committee (the "R&D Committee") oversees all of our research and development programs, and in addition to reviewing budgets and plans for preclinical as well as clinical trials, meets regularly with our Chief Scientific Officer concerning our product candidate pipeline. Dr. Coleman, Mr. Markison and Mr. Stark were members of the R&D Committee for the entire fiscal 2013.	4

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee in fiscal 2013 were Ms. LoCastro, Mr. Markison and Ms. Paetzold. No member of the Compensation Committee was at any time during fiscal 2013, or formerly, an officer or employee of Immunomedics, or any subsidiary of Immunomedics. No executive officer of Immunomedics has served as a director or member of the Board of Directors or the Compensation Committee (or other committee serving an equivalent function) of any other entity while an executive officer of that other entity served as a director of or member of our Board of Directors or our Compensation Committee.

Indemnification of Officers and Directors

We indemnify our directors and officers to the fullest extent permitted by law for their acts and omissions in their capacity as a director or officer of Immunomedics, so that they will serve free from undue concerns for liability for actions taken on behalf of Immunomedics. This indemnification is required under our corporate charter. We also maintain an insurance policy intended to help us meet our obligations under our indemnification covenants.

DIRECTOR COMPENSATION

We do not pay directors who are also Immunomedics employees any additional compensation for their service as a director. We do compensate our non-employee directors for their service as a director. Below we show the compensation paid to our non-employee directors in fiscal 2013.

Fiscal 2013 Director Compensation Table

The following table shows the compensation paid to our non-employee directors for their Board service during fiscal 2013:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Morton Coleman, M.D.	35,000	45,000	45,000	—	—	—	125,000
Marcella LoCastro	47,500	45,000	45,000	—	—	—	137,500
Brian A. Markison	73,500	45,000	45,000	—	—	—	163,500
Mary E. Paetzold	57,500	45,000	45,000	—	—	—	147,500
Don C. Stark	45,500	45,000	45,000	—	—	—	135,500

(1) Consists of amounts described under "Cash Compensation."

(2) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For information regarding assumptions underlying the determination of grant date fair value of option awards in accordance with FASB ASC Topic 718, see Note 6 of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Cash Compensation

Each director who is not an employee of Immunomedics receives:

Fees*	Fiscal 2013*	For each:
Basic retainer:	$35,000	Fiscal year
Lead Outside Director	$25,000	Fiscal year
Chairman of the Audit Committee	$14,500	Fiscal year
Member of the Audit Committee	$ 7,500	Fiscal year
Chairman of the Compensation Committee	$ 8,500	Fiscal year
Member of the Compensation Committee	$ 5,000	Fiscal year
Chairman of the Governance & Nominating Committee	$ 5,000	Fiscal year
Member of the Governance & Nominating Committee	$ 3,000	Fiscal year

* We also reimburse non-employee directors for reasonable travel and out-of-pocket expenses in connection with their service as directors. We do not pay fees on a per meeting basis.

Stock Compensation

Our non-employee directors also participate in Immunomedics' 2006 Stock Incentive Plan, as amended, referred to in this proxy statement as the 2006 Stock Incentive Plan. Each individual who is first elected or appointed as a non-employee director is automatically granted, on the date of such initial election or appointment, 22,500 nonqualified stock options (only if the annual equity retainer has not been provided). Initial option grants are fully vested on the date of grant and have an exercise price equal to the fair market value of the Common Stock on the date of grant, a maximum term of seven years from the date of grant and a post-termination exercise period of 12 months following the date of the non-employee director's cessation of service on account of the director's death and upon a change in control or hostile take-over of the Company.

In addition to the foregoing initial grants, each individual who continues to serve as a non-employee director on the date of each annual stockholders meeting shall receive an annual grant of non-qualified stock options and restricted stock units, each equal in value to $45,000. The 2006 Stock Incentive Plan administrator, which is the Compensation Committee, will determine the actual number of nonqualified stock options and restricted stock units ("RSUs") at the time of each such annual grant. Annual option grants are fully vested on the date of grant and have an exercise price equal to the fair market value of the Common Stock on the date of grant, a maximum term of seven years from the date of grant and a post-termination exercise period of 12 months following the date of the non-employee director's cessation of service on account of the director's death. Annual RSU grants vest in full upon the earlier of (i) the director's completion of one year of service as a non-employee director from the date of grant, or (ii) the director's continuation in service through the day immediately preceding the next annual stockholders meeting following the date of grant. Notwithstanding the foregoing, annual RSU grants will immediately vest upon a non-employee director's cessation of service as a non-employee director by reason of death or permanent disability and upon a change in control or hostile take-over of the Company.

Option and RSU Grants to Non-Employee Directors During Fiscal Year 2013

During fiscal year 2013, the following non-employee directors were granted options to purchase shares of common stock and RSUs. All option and RSU grants listed below were made under the 2006 Stock Incentive Plan.

	Stock Options			RSUs	
Director	Number of Shares Underlying Options Granted	Grant Date	Exercise Price Per Share	Number of Shares Underlying Stock Awards (RSUs) Granted	Grant Date
Morton Coleman, M.D.(1)	25,600	12/05/2012	$3.01	14,950	12/05/2012
Marcella LoCastro(2)	25,600	12/05/2012	$3.01	14,950	12/05/2012
Brian A. Markison(3)	25,600	12/05/2012	$3.01	14,950	12/05/2012
Mary E. Paetzold(4)	25,600	12/05/2012	$3.01	14,950	12/05/2012
Don C. Stark(5)	25,600	12/05/2012	$3.01	14,950	12/05/2012

(1) As of June 30, 2013, Dr. Coleman had, in the aggregate, 110,600 outstanding stock options and 14,950 outstanding RSU awards.

(2) As of June 30, 2013, Ms. LoCastro had, in the aggregate, 48,100 outstanding stock options and 14,950 outstanding RSU awards.

(3) As of June 30, 2013, Mr. Markison had, in the aggregate, 135,600 outstanding stock options and 14,950 outstanding RSU awards.

(4) As of June 30, 2013, Ms. Paetzold had, in the aggregate, 110,600 outstanding stock options and 14,950 outstanding RSU awards.

(5) As of June 30, 2013, Mr. Stark had, in the aggregate, 100,600 outstanding stock options and 14,950 outstanding RSU awards.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Officers

The following table sets forth certain information regarding our executive officers. With the exception of Dr. Goldenberg and Ms. Sullivan, whose employment agreements are described in detail below, executive officers are at-will employees.

Name	Age	Position(s) with the Company
Cynthia L. Sullivan	58	President and Chief Executive Officer
Dr. David M. Goldenberg	75	Chairman of the Board, Chief Scientific Officer and Chief Medical Officer
Peter P. Pfreundschuh	44	Vice President Finance and Chief Financial Officer

Ms. Cynthia L. Sullivan has been employed by Immunomedics since October 1985, and has served as our President and Chief Executive Officer since March 2001. She previously served as the Company's President from December 2000 to March 2001 and as Executive Vice President and Chief Operating Officer from June 1999 to December 2000. Prior to joining Immunomedics, Ms. Sullivan was employed by Ortho Diagnostic Systems, Inc., a subsidiary of Johnson & Johnson. Ms. Sullivan's educational background includes: a B.S. from Merrimack College, North Andover, Massachusetts, followed by a year of clinical internship with the school of Medical Technology at Muhlenberg Hospital, Plainfield, New Jersey, resulting in a M.T. (ASCP) certification in 1979. Ms. Sullivan completed a M.S. degree in 1986 from Fairleigh Dickinson University, where she also received her M.B.A. in December 1991. Ms. Sullivan also serves as President of our majority owned subsidiary, IBC Pharmaceuticals, Inc. From September 2002 to July 2007, Ms. Sullivan served as a member of the Board of Directors of Digene Corp., a company that develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Effective July 30, 2007 Digene Corp was merged with Qiagen N.V. From November, 2007 to December 2009, Ms. Sullivan served as a member of the Board of Directors of Urigen Pharmaceuticals, Inc., a specialty pharmaceutical company focused on the development and commercialization of treatments for urological disorders. As of May 2009, Ms. Sullivan also serves as a member of Board of Trustees for the HealthCare Institute of New Jersey, a trade association for the research-based pharmaceutical and medical technology industry in New Jersey.

Dr. David M. Goldenberg founded Immunomedics in July 1982, and has served continuously since that time as the Chairman of our Board of Directors. He also currently serves as our Chief Scientific Officer and Chief Medical Officer, having been our Chief Strategic Officer from July 2003 to July 2007. Dr. Goldenberg previously served as our Chief Executive Officer from July 1982 through July 1992, from February 1994 through May 1998 and from July 1999 through March 2001. He also serves as Chairman of the Board of Directors of IBC Pharmaceuticals, Inc., a subsidiary of Immunomedics. Dr. Goldenberg is a graduate of the University of Chicago College and Division of Biological Sciences (B.S.), the University of Erlangen-Nuremberg (Germany) Faculty of Natural Sciences (Sc.D.), and the University of Heidelberg (Germany) School of Medicine (M.D.). He has written or co-authored approximately 1,800 journal articles, book chapters and abstracts on cancer research, detection and treatment, and has researched and written extensively in the area of radioimmunodetection and radioimmunotherapy using radiolabeled antibodies. In addition to his position with Immunomedics, Dr. Goldenberg is President and a Trustee of the Center for Molecular Medicine and Immunology ("CMMI"), an independent non-profit research center, and its clinical unit, the Garden State Cancer Center. In 1985 and again in 1992, Dr. Goldenberg received an "Outstanding Investigator Grant" award from the National Cancer Institute for his work in radioimmunodetection, and in 1986 he received the New Jersey Pride Award in Science and Technology. Dr. Goldenberg was honored as the ninth Herz Lecturer of the Tel Aviv University Faculty of Life Sciences. In addition, he received the 1991 Mayneord 3M Award and Lectureship of the British Institute of Radiology and in 2002, the Elis Bervin Lectureship and Medal from the Swedish Medical Society and the Swedish Oncology Society for his contributions to the development of radiolabeled monoclonal antibodies used in the imaging and treatment of cancer. The International Society for Oncodevelopmental Biology and Medicine named Dr. Goldenberg the co-recipient of the 1994 Abbott Award. In 2005, he received the Paul Aebersold Award from the Society of Nuclear Medicine and was named the Inventor of the Year by the Research and Development Council of New Jersey. Maryann Liebert Inc., publisher of Genetic Engineering News, nominated Dr. Goldenberg in 2006 for the Forbes Enterprise Award for outstanding achievements in the scientific community.

Peter P. Pfreundschuh joined Immunomedics as Vice President, Finance and Chief Financial Officer in September 2013. From November 2008 through June 2013, Mr. Pfreundschuh was the Chief Financial Officer of CircuLite Inc., a commercial medical device company with a novel solution for the treatment of late stage chronic heart failure patients. Prior to that, Mr. Pfreundschuh was the Executive Director of Business Development and Licensing for AstraZeneca Pharmaceuticals L.P., where he led finance and negotiations in support of new business development opportunities for all external deals and alliances. Before AstraZeneca, he served at Johnson and Johnson in a variety of capacities including Controller of the R&D division and Controller/ Director of Marketing and Global Business Analytics, as well as Chief Financial Officer/Treasurer for 3 Dimensional Pharmaceuticals, which was acquired by Johnson and Johnson. Mr. Pfreundschuh has also held management positions at Alimenterics, Inc., and American Standard Companies, Inc., and was a Senior Auditor at Ernst & Young, LLP. A New Jersey Certified Public Accountant, Mr. Pfreundschuh received an MBA with a concentration in finance from Rider University, a BS in accounting from Rutgers University School of Business, and has continued his education through the Executive Strategic Marketing Program in Healthcare at the Kellogg School of Management at Northwestern University.

Dr. Goldenberg and Ms. Sullivan are husband and wife. There are no other family relationships between directors, executive officers and other employees.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the principles underlying our compensation policies and decisions and the principal elements of compensation paid to our executive officers during fiscal year 2013. Our Chief Executive Officer (the "CEO"), Chief Scientific Officer and Chief Medical Officer, and Chief Financial Officer will be referred to as the "named executive officers" for purposes of this discussion.

Executive Summary

Our overarching compensation goal is to motivate, recruit and retain executive officers in a manner that promotes superior executive performance and successful financial results for us while aligning the interests of the executive officers with the long-term interests of our stockholders. We believe this is accomplished through the following principles and processes that we follow in establishing executive compensation:

- We benchmark executive officer compensation against a peer group of comparably sized public companies in the pharmaceutical industry.
- We target compensation between the 25th and 75th percentiles for base salary and annual cash incentive amounts. Our compensation model is flexible to be adjusted upward or downward in the case of exceptional performance or as circumstances warrant in the discretion of the Compensation Committee.
- We primarily structure our total compensation in the form of base salary, annual short-term cash incentive awards, long-term equity incentive awards, benefits and perquisites and change in control and other severance benefits.
- Our compensation structure seeks to align our executives' compensation with our long-term growth and success by rewarding the discovery and development of new product candidates, the advancement of our existing pipeline of therapeutic product candidates and the strategic partnering for further clinical development and commercialization of our product candidates.

- We maintain severance and change in control arrangements for our executives comparable to other companies in our peer group.
- We seek to maintain a conservative cash utilization rate in order to advance our product candidates in various market conditions. We believe this approach has allowed us to make the best use of our resources in advancing our pipeline of therapeutic product candidates and technologies.

Role of Stockholder Say-on-Pay Votes

We provide our stockholders with the opportunity to cast an annual, nonbinding advisory vote on executive compensation (a "say-on-pay proposal"). At the Annual Meeting of Stockholders held on December 5, 2012, approximately 88% of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. Our Compensation Committee considered the outcome of that advisory vote to be an endorsement of the Compensation Committee's compensation philosophy and implementation. As such, in making its decisions regarding executive compensation for fiscal year 2013, the Compensation Committee chose to retain the fiscal year 2012 compensation structure of the executive compensation program as a reference while making a few adjustments to reflect the performance of the Company and our named executive officers in fiscal year 2013. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the named executive officers.

Compensation Objectives and Philosophy

The Compensation Committee of our Board of Directors (the "Compensation Committee") is responsible for reviewing and approving the compensation payable to our named executive officers and other key employees. As part of such process, the Compensation Committee seeks to accomplish the following objectives with respect to our executive compensation programs:

- Motivate, recruit and retain executives capable of meeting our strategic objectives;
- Provide incentives to ensure superior executive performance and successful financial results for us; and
- Align the interests of executives with the long-term interests of stockholders.

The Compensation Committee seeks to achieve these objectives by:

- Establishing a compensation structure that is both market competitive and internally fair;
- Linking a substantial portion of compensation to our achievement of financial objectives and the individual's contribution to the attainment of those objectives;
- Providing risk for underachievement and upward leverage for overachievement of goals; and
- Providing long-term equity-based incentives.

Setting Executive Compensation

In fiscal year 2013, the Compensation Committee engaged James F. Reda & Associates, a Division of Gallagher Benefit Services, Inc. ("James F. Reda"), an independent executive compensation consulting firm, to provide competitive compensation data and general advice on our compensation programs and policies for executive officers. James F. Reda reports directly to the Compensation Committee, periodically participates in committee meetings and advises the Compensation Committee with respect to compensation trends and best practices, plan design, and the reasonableness of individual compensation awards. During fiscal year 2013, James F. Reda performed a market analysis of the compensation paid by comparably sized publicly traded biopharmaceutical companies and provided it to the Compensation Committee. In addition, the CEO provided the Compensation Committee with a detailed review of the performance of the other named executive officers and made recommendations to the Compensation Committee with respect to the compensation packages for those officers for the 2013 fiscal year. The Compensation Committee consulted with James F. Reda regarding the CEO's recommendations.

In determining the compensation of each named executive officer, the Compensation Committee considered a number of factors, including recent Company and individual performance, the CEO's recommendations as to named executive officers other than the CEO, cost of living in the New York/New Jersey area, and internal pay equity. The Compensation Committee also considered competitive compensation data received from James F. Reda detailing the 25th percentile, median, and 75th percentile of (i) base salary; (ii) target annual cash compensation (i.e., salary + target cash incentive); (iii) long-term equity incentive awards; and (iv) target total direct compensation (i.e., salary + target cash incentive + long-term equity incentives) for executive officer positions among a group of peer companies and assessed how similar compensation arrangements for the named executive officers compare to its peers. Based on James F. Reda market analysis, the Compensation Committee considers base salary within the range of the 25th percentile and the 75th percentile of our peer group to be competitive and appropriate for the named executive officers. Cash incentive levels among our peer group were used to establish target cash incentive compensation for our named executive officers. The Compensation Committee did not, however, tie cash compensation to potential values realizable from equity incentive awards to measure total target direct compensation or as a means to determine the equity incentive awards it authorizes. There is no pre-established policy for allocation of compensation between cash and non-cash components or between short-term and long-term components. Instead, the Compensation Committee determines the mix of compensation for each executive officer based on its review of the competitive data and its subjective analysis of that individual's performance and contribution to our strategic goals. We believe our approach to compensation assists in mitigating excessive risk-taking that could harm our value or reward poor judgment by our executives. We believe our approach to compensation reflects sound risk management practices and does not encourage excessive risk-taking.

The peer group used for competitive comparisons in fiscal year 2013 reflects companies with which we compete for talent. Base salary, cash incentives and long-term equity incentive awards were benchmarked to these companies. Changes made to the 2012 peer group are summarized below:

Removed Company	Reason
Allos Therapeutics Inc.	Acquired by Spectrum Pharmaceuticals
Cornerstone Therapeutics Inc.	Different GICS[1] code
Dynavax Technologies Corp.	Disclosed data was incomplete in last year's study
Inspire Pharmaceuticals Inc.	Acquired by Merck
Nabi Biopharmaceuticals	Entered into merger agreement to be acquired by Australia's Biota Holdings Ltd.
Regeneron Pharmaceuticals	Incompatible market cap
SuperGen Inc.	Name changed to Astex Therapeutics (remains in 2013 peer group)
VIVUS Inc.	Different GICS[1] code
XenoPort Inc.	Different GICS[1] code
Added Company	**Reason**
ArQule Inc.	Same GICS code with comparable revenue and market cap
Medivation Inc.	Same GICS code with comparable revenue and market cap

(1) Global Industry Classification Standard

The peer group data used by James F. Reda was obtained from Kenexa's CompAnalyst Executive®, a compensation data service, and consisted of the following twenty-four companies:

Company	Rolling 4 Quarters Revenue ($ in millions)	Market Capitalization (04/30/2012) ($ in millions)
Affymax Inc.	48	471
Ariad Pharmaceuticals Inc.	25	2,591
ArQule Inc.	47	432
Astex Pharmaceuticals Inc.	67	165
BioCryst Pharmaceuticals Inc.	20	179
Celldex Therapeutics Inc.	9	268
Cytokinetics Inc.	4	78
Dendreon Corp.	217	1,793
Dyax Corp.	52	161
Enzon Pharmaceuticals Inc.	48	301
Exelixis Inc.	290	713
Human Genome Sciences Inc.	152	2,928
Immunogen Inc.	22	979
Mannkind Corp.	0	375
Medivation Inc.	60	2,913
Neurocrine Biosciences Inc.	77	493
NPS Pharmaceuticals Inc.	102	617
PDL Biopharma, Inc.	352	880
Progenics Pharmaceuticals Inc.	85	372
Rigel Pharmaceuticals Inc.	5	552
Seattle Genetics Inc.	95	2,307
Spectrum Pharmaceuticals Inc.	193	633
Threshold Pharmaceuticals	0	390
XOMA Ltd.	58	197
75th Percentile	**98**	**929**
50th Percentile	**52**	**493**
25th Percentile	**21**	**336**
Immunomedics	**43**	**271**
Immunomedics Percentile Rank	***34%***	***22%***

Components of Compensation

For the 2013 fiscal year, our executive compensation program included the following components:

- Base salary;
- Annual short-term cash incentives;
- Long-term equity incentive awards; and
- Change in control and other severance arrangements.

Base Salary

It is the Compensation Committee's objective to set a competitive rate of annual base salary for each named executive officer for each fiscal year based on performance in the prior fiscal year. The Compensation Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their executive officers with a guaranteed annual component of compensation that is not subject to performance risk. Base salary levels are designed to recognize an individual's ongoing contribution, to be commensurate with an individual's experience and organization level and to be competitive with market benchmarks. The Compensation Committee has worked with James F. Reda to establish and understand such market benchmarks. Increases in annual salaries are also based on demonstrated levels of competency in skill, effectiveness and leadership, and by comparing how an individual has performed essential job requirements against what was envisioned with the position. The Compensation Committee does not use a specific formula based on these criteria, but instead makes an evaluation of each named executive officer's contributions in light of all such criteria.

Based upon such criteria and using the compensation data provided by James F. Reda, for fiscal year 2013, the Compensation Committee approved a 3.0% salary increase from fiscal year 2012 levels for Ms. Sullivan and Mr. Gorman and a 3.5% increase for Dr. Goldenberg. The Committee believes the increase would result in salaries for Ms. Sullivan and Dr. Goldenberg being at or near the median base salaries and for Mr. Gorman slightly below the median base salary for comparable executive positions at our peer group companies and reasonably consistent with the average percentage increase in salaries by our peers. The table below shows fiscal year 2012 and fiscal year 2013 base salary rates for each named executive officer:

Name	Title	2012 Salary	2013 Salary	% Increase
Cynthia L. Sullivan	President and Chief Executive Officer	$580,553	$597,970	3.0%
Dr. David M. Goldenberg	Chairman of the Board, Chief Scientific Officer and Chief Medical Officer	$545,633	$564,730	3.5%
Gerard G. Gorman[1]	Senior Vice President Finance and Chief Financial Officer	$306,180	$315,366	3.0%

1 Gerard G. Gorman retired as an employee of the Company effective on September 3, 2013.

Annual Short-Term Cash Incentives

As part of their compensation package, our named executive officers have the opportunity to earn annual cash incentive awards. We do not have a formal incentive or bonus plan for our named executive officers that ties annual cash incentives or bonuses with base salary to create a formula-based target annual cash compensation. Cash incentive awards are designed to reward superior executive performance while reinforcing our short-term strategic operating goals. If warranted in special circumstances, individual one-time discretionary cash incentives may also be awarded to our named executive officers during the course of the year.

Each named executive officer has a target cash incentive opportunity that, in the case of Ms. Sullivan and Dr. Goldenberg, is determined in accordance with their respective employment agreements, or is otherwise set by the Compensation Committee each year based on its comparison of the total compensation opportunity of our named executive officers against the total compensation opportunity of similarly situated executives at the companies identified above. In assessing the total compensation opportunity, the Compensation Committee also takes into account the named executive officer's relative experience in his or her position and in the industry generally and our overall financial position. For fiscal year 2013, the target cash incentive level set for each of our named executive officers was 50% of base salary for Ms. Sullivan and Dr. Goldenberg and 30% of base salary for Mr. Gorman, with potential payouts ranging from 0% to 150% of the target amount depending upon the level of achievement of performance goals.

Each year, in considering annual cash incentive awards, the Compensation Committee evaluates the annual performance of the individual executives, focusing on the executive's performance in his or her area or areas of functional responsibility relative to the achievement of our annual corporate goals and other significant corporate accomplishments. Cash incentive awards are based on achievement of pre-established Company objectives and individual goals established by the Compensation Committee in consultation with the CEO for each named executive officer and, for named executive officers other than the CEO, a subjective review of that individual's performance relative to our overall priorities and strategies.

Our strategic plan and individual performance targets include successful partnering transactions and other strategic plan metrics, operational and financial metrics, regulatory compliance metrics, and delivery of specific programs, plans, and budgetary objectives identified by the Compensation Committee.

In fiscal year 2013, our strategic plan focused on:

- Advancing our pipeline of therapeutic product candidates and technologies;
- Strengthening the price-per-share value of our common stock; and
- Securing financing to ensure a sufficient cash position.

The Compensation Committee weighs each of the individual performance goals established for the named executive officers separately when evaluating each named executive officer's performance and awarding actual cash incentive amounts. Performance goals that are in the executive's area or areas of functional responsibility are weighted heavier than others. Weighting is determined by the Compensation Committee when approving the annual goals and objectives. The actual amount of cash incentive paid is entirely discretionary; the Compensation Committee does not establish threshold levels that a named executive officer must attain before a cash incentive is awarded.

In fiscal year 2013, Ms. Sullivan's individual performance goals were established to focus on her areas of responsibility which, in her capacity as our President and CEO, centered around her ability to advance our pipeline of therapeutic product candidates and technologies, implement and manage our short- and long-term strategic plan and maintain stockholder confidence in management and the Company. In addition, Ms. Sullivan's specific performance goals included:

- Completing the Phase Ib study of yttrium-90-labeled clivatuzumab in patients with pancreatic cancer who have received at least 2 prior therapies;
- Enrolling patients into Phase I/II studies of milatuzumab in chronic lymphocytic leukemia and non-Hodgkin lymphoma;
- Enrolling patients into Phase I/II studies of milatuzumab-doxorubicin for the treatment of multiple myeloma, non-Hodgkin lymphoma, and chronic lymphocytic leukemia;
- Completing Phase I clinical trial combining veltuzumab with yttrium-90-labeled epratuzumab in patients with aggressive non-Hodgkin lymphoma and transitioning the study into Phase II;
- Enrolling patients into Phase I/II clinical trials of labetuzumab-SN-38 for the treatment of colorectal cancer;
- Enrolling patients into a Phase I/II study of hRS7-SN-38 for the treatment of solid cancers; and
- Commencing Phase III registration trials of veltuzumab in follicular lymphoma.

In fiscal year 2013, Dr. Goldenberg's individual performance goals were established to focus on his areas of responsibility which, in his capacity as our Chief Medical Officer and Chief Scientific Officer, centered around his ability to design, implement and manage our clinical and pre-clinical research and development activities and maintain the effectiveness of patent and proprietary protections over our pipeline of therapeutic product candidates and technologies.

In fiscal year 2013, Mr. Gorman's individual performance goals were established to focus on his areas of responsibility, which in his capacity as our Senior Vice President, Finance and Chief Financial Officer, centered on his ability to develop, implement and manage our financial strategic plan, ensure compliance with federal and state securities reporting requirements, strengthen our cash position, maintain stockholder confidence in management of the Company and manage relationships with licensing partners to strengthen our cash position.

Based on the Compensation Committee's assessment of the performance of each of the named executive officers and our overall performance, the actual cash incentive paid for fiscal year 2013 was at the target level for Dr. Goldenberg, and below the target level for Ms. Sullivan and Mr. Gorman.

With respect to Ms. Sullivan, the Compensation Committee determined that Ms. Sullivan achieved her performance goals of (i) completing the Phase Ib study of yttrium-90-labeled clivatuzumab in patients with pancreatic cancer who have received at lease two prior therapies; (ii) continuing patient enrollment into Phase I/II studies of milatuzumab in chronic lymphocytic leukemia and non-Hodgkin lymphoma; (iii) completing the Phase I trial of veltuzumab combined with yttrium-90-labeled epratuzumab in patients with aggressive non-Hodgkin lymphoma and obtaining approval and funding from the Small Business Innovation Program of the National Cancer Institute to transition the trial into Phase II; (iv) continuing patient enrollment into Phase I/II studies of milatuzumab-doxorubicin for the treatment of multiple myeloma, non-Hodgkin lymphoma and chronic lymphocytic leukemia; (v) continuing patient enrollment into a Phase I/II clinical trial of labetuzumab-SN-38 for the treatment of colorectal cancer; and (vi) beginning patient enrollment into a Phase I/II study of hRS7-SN-38 for the treatment of solid cancers; and that achievement of such goals advanced our pipeline of therapeutic product candidates and technologies in accordance with our strategic plan. In addition, Ms. Sullivan strengthened the investment community's understanding of Immunomedics and our strategies by hosting quarterly earnings calls and clinical updates. Ms. Sullivan also strengthened our cash position by completing an equity-based financing and settling our arbitration proceeding before the Financial Industry Regulatory Authority (FINRA) against a broker-dealer relating to our prior investment in certain securities, which together brought in $31.5 million to the Company. However, Ms. Sullivan did not complete the goals of the Company's executing a sublicensing arrangement with UCB and out-licensing our various assets. As a result, the Company did not have sufficient fund to initiate a Phase III program for veltuzumab in follicular lymphoma. Ms. Sullivan did not, therefore, achieve all of her performance goals.

With respect to Dr. Goldenberg, the Compensation Committee determined that Dr. Goldenberg achieved his performance goals by advancing our pipeline of therapeutic product candidates and discovering and developing new product candidates and technologies, including (i) launching a Phase I/II study of hRS7-SN-38 for the treatment of solid cancers; (ii) initiating a Phase I clinical trial of a new humanized antibody, IMMU-114, in non-Hodgkin lymphoma and chronic lymphocytic leukemia, for which an Investigational New Drug application has been accepted by the FDA; and (iii) expanding the number of active U.S. patents to 231.

With respect to Mr. Gorman, the Compensation Committee determined that Mr. Gorman achieved his performance goals of (i) strengthening our cash position with cash infusions of $31.5 million from the equity-based financing and the FINRA settlement, and $2.6 million from business insurance claims; (ii) ensuring our compliance with federal and state securities reporting requirements; (iii) strengthening the investment community's understanding of Immunomedics and our strategies by hosting quarterly earnings calls and clinical updates; and (iv) advancing our pipeline of therapeutic product candidates and technologies in accordance with our strategic plan by maintaining our expenses within our budget. However, Mr. Gorman did not complete the goal of the Company's executing a sublicensing arrangement with UCB. As a result, Mr. Gorman did not achieve all of his performance goals.

Based upon the foregoing, and taking into account the relative significance of each performance goal achieved by our named executive officers, the Compensation Committee, after consulting with James F. Reda, awarded our named executive officers the cash incentives detailed in the table below.

The table below details fiscal year 2013 annual cash incentive targets and actual payouts for each of the named executive officers.

Name	Title	2013 Target Cash Incentive ($)	2013 Target Cash Incentive (% Salary)	2013 Actual Cash Incentive ($)	2013 Actual Cash Incentive (% Salary)
Cynthia L. Sullivan	President and Chief Executive Officer	$298,985	50%	$224,239	37%
Dr. David M. Goldenberg	Chairman of the Board and Chief Scientific Officer and Chief Medical Officer	$282,365	50%	$282,365	50%
Gerard G. Gorman	Senior Vice President Finance and Chief Financial Officer	$ 94,610	30%	$ 20,000	6%

The table below details, for each named executive officer, the total target cash compensation established by the Compensation Committee for fiscal year 2013, as measured by the sum of salary and target cash incentive, and the total actual cash compensation paid for fiscal year 2013, as measured by the sum of salary and actual cash incentive.

Name	Title	2013 Total Target Cash Compensation ($)	2013 Total Actual Cash Compensation ($)
Cynthia L. Sullivan	President and Chief Executive Officer	$896,955(1)	$822,209(2)
Dr. David M. Goldenberg	Chairman of the Board, Chief Scientific Officer and Chief Medical Officer	$847,095(3)	$847,095(4)
Gerard G. Gorman	Senior Vice President Finance and Chief Financial Officer	$409,975(5)	$335,366(6)

(1) Represents sum of (i) annual salary for fiscal year 2013 of $597,970 and (ii) target cash incentive for fiscal year 2013 of $298,985.

(2) Represents sum of (i) annual salary of $597,970 and (ii) actual cash incentive paid for fiscal year 2013 of $224,239.

(3) Represents sum of (i) annual salary for fiscal year 2013 of $564,730 and (ii) target cash incentive for fiscal year 2013 of $282,365.

(4) Represents sum of (i) annual salary of $564,730 and (ii) actual cash incentive paid for fiscal year 2013 of $282,365.

(5) Represents sum of (i) annual salary for fiscal year 2013 of $315,365 and (ii) target cash incentive for fiscal year 2013 of $94,610.

(6) Represents sum of (i) annual salary of $315,365 and (ii) actual cash incentive paid for fiscal year 2013 of $20,000.

Long-Term Equity Incentive Awards

As described above, stock-based incentives are a key component of our executive compensation program. Employee ownership is a core value of our operating culture. Management and the Compensation Committee believe that stock ownership encourages our executives to create value for our Company over the long term. We also believe that stock ownership promotes retention and affiliation with us by allowing our executives to share in our long-term success while aligning executive interests with those of our stockholders. We have used stock options, restricted stock units, or their combination as vehicles to deliver equity-based compensation for our named executive officers, due to their broad-based use in the biopharmaceutical industry. We also have evaluated from time to time the benefits of providing alternative equity-based compensation in the form of restricted stock or other vehicles based on full value shares. The Compensation Committee will continue to monitor changes in the long-term compensation practices of the companies in our peer group and, if appropriate, will re-evaluate alternative equity-based compensation vehicles in future years in light of changing or evolving practices. In certain circumstances, the Compensation Committee may determine that non-equity long-term incentives are preferable to equity-based awards.

Each of our named executive officers has an annual long-term equity incentive award opportunity. The actual amount of the annual long-term equity incentive award, if any, for each of our named executive officers is determined on a discretionary basis by the Compensation Committee without the use of any formalized mathematical formulas. The Compensation Committee grants the annual long-term equity incentive awards shortly after the close of each fiscal year after evaluating the performance of the Company and the named executive officers for such prior fiscal year. In determining the amount of the awards, the Compensation Committee evaluates the executive's performance and contribution to our annual and long-term strategic goals and factors that contribute to overall corporate growth and development and to increasing long-term stockholder value, such as advancement of our pipeline of therapeutic candidates, growth in our intellectual property portfolio, development of our manufacturing and operating capabilities, enhancements to our financial reporting systems and controls, and the successful negotiation of advantageous out-licensing and other collaborative agreements. The Compensation Committee does not assign weightings to the foregoing factors. In addition, the Compensation Committee may, in its discretion, consider both the achievement of the annual Board-approved corporate goals and other significant corporate accomplishments during the year. For our named executive officers other than the CEO, the Compensation Committee also takes into account the recommendations of the CEO in determining the amount of the grant to each named executive officer.

In August 2012, the Compensation Committee granted long-term equity incentive awards to our named executive officers after reviewing corporate and individual performance in fiscal year 2012 in the context of the factors which the Compensation Committee believes contribute to overall corporate growth and considering overall compensation of each of our named executive officers in fiscal year 2012. When making determinations about these long-term equity incentive awards, the Compensation Committee used the same performance evaluation criteria as it used for our annual cash incentive awards for fiscal year 2012. Rather than grant the long-term equity incentive awards entirely in the form of RSUs, as had been done in the prior fiscal year, the Compensation Committee accepted the recommendations of James F. Reda and granted half of the value of the long-term equity incentive awards earned by each named executive officer based on fiscal 2012 performance in the form of stock options and half of the value in the form of RSUs.

Upon evaluation of each named executive officer's performance in the 2012 fiscal year, the Compensation Committee granted equity incentive awards under our 2006 Stock Incentive Plan in August 2012 as follows:

Name	Title	Number of Shares of Common Stock Underlying Stock Options	Number of Shares of Common Stock Underlying RSUs
Cynthia L. Sullivan	President and Chief Executive Officer	183,200	100,000
Dr. David M. Goldenberg	Chairman of the Board, Chief Scientific Officer and Chief Medical Officer	157,100	87,500
Gerard G. Gorman	Senior Vice President, Finance and Chief Financial Officer	36,600	20,000

The numbers of equity awards granted were determined by the Compensation Committee using information supplied by James F. Reda on equity awards received by executives at the peer group companies.

The stock options granted to our named executive officers have a seven-year term and vest, based on continued employment, 25% on the first anniversary of the date of grant and 6.25% on a quarterly basis thereafter. The stock options were granted at an exercise price equal to the closing price of our common stock on the date of grant. Accordingly, the actual value an executive will realize is tied to future stock appreciation and is therefore aligned with corporate performance and stockholder returns. The RSUs granted to our named executive officers vest with respect to 25% of the underlying shares on the first anniversary of the date of grant and with respect to 6.25% on a quarterly basis thereafter for the following three years, based on continued employment. We issue to the executive shares of our common stock when the RSUs vest. Our standard forms of stock option and RSU agreements provide for accelerated vesting of unvested awards upon a change of control of the Company, for instance if we are acquired by another company, but only if the acquirer does not agree to assume and continue the awards or grant substitute cash retention awards of similar value, measured as of the date of the change of control transaction, to the holders of our stock options and RSUs. Ms. Sullivan's employment agreement provides for accelerated vesting of her stock options and RSUs if her employment is involuntarily terminated coincident with or within a limited period of time after a change of control of the Company. Dr. Goldenberg's employment agreement provides for accelerated vesting of his outstanding unvested stock options and RSUs upon a change of control. See the sections below entitled "*Employment, Severance and Change in Control Agreements*" and "*Calculation of Potential Payments upon Termination or Change in Control*" for more information. With a four-year vesting schedule for stock options and RSUs, and a seven-year term for stock options, we do not deem it necessary to impose holding period requirements on the shares that our named executive officers acquire under their long-term equity incentive awards.

Executive Benefits and Perquisites

The named executive officers also are provided with certain benefits and perquisites. The Committee believes that such benefits are necessary for us to remain competitive and to attract and retain top caliber executive officers because such benefits are typically provided by companies in the biopharmaceutical industry and by other companies with which we compete for executive talent.

We maintain a 401(k) plan for our employees, including our executive officers, to encourage our employees to save some portion of their cash compensation for their eventual retirement. Pursuant to a discretionary employer match, in fiscal year 2013, we matched all employee contributions at 25% of the employee's contribution up to a limit of 5% of the employee's eligible compensation up to the IRS imposed limit. The IRS maximum allowable contribution in calendar year 2013 was $17,500, or $23,000 for employees who are 50 years old or older. We also increase our employees', including our named executive officers', base salary for the cost of group long-term disability insurance coverage and provide a group life insurance benefit in a coverage amount equal to 100% of the employee's annual base salary.

Additional Incentive Compensation

In accordance with the terms of Dr. Goldenberg's employment agreement, Dr. Goldenberg is entitled to receive incentive compensation equal to 1.5% of our Annual Net Revenue (as defined in the agreement) in each year that we record net income. With respect to any fiscal year during Dr. Goldenberg's employment in which we record an annual net loss, Dr. Goldenberg will receive as an additional incentive compensation payment a sum equal to 0.75% of the total Consideration (as defined in the agreement) we receive from any third party transaction, with certain exceptions. In accordance with the terms of Dr. Goldenberg's employment agreement, we pay Dr. Goldenberg a minimum of $150,000 during each fiscal year in equal quarterly payments as a credit against any amounts due to Dr. Goldenberg for additional incentive compensation payments.

For the fiscal years ended June 30, 2013 and 2011, we reported a net loss, therefore Dr. Goldenberg received the minimum additional incentive compensation of $150,000 paid quarterly during the 2013 and 2011 fiscal years. For the fiscal year ended June 30, 2012, we reported a net profit, therefore in accordance with his employment agreement, Dr. Goldenberg received incentive compensation of $479,036, of which $150,000 was paid quarterly during the 2012 fiscal year in accordance with the terms of his employment agreement and $329,036 was paid in August 2012. The aggregate compensation value of this benefit is shown in the "*All Other Compensation*" column in the Summary Compensation Table included in this proxy statement.

Employment, Severance and Change in Control Agreements

We have employment agreements with Ms. Sullivan and Dr. Goldenberg. The change in control and severance agreement that we formerly had with Mr. Gorman terminated when he retired on September 3, 2013. These agreements are summarized in the section below entitled "*Employment, Severance and Change in Control Agreements*" and the change-in-control and severance arrangements contained in those agreements are discussed in more detail in the section below entitled "*Calculation of Potential Payments upon Termination or Change in Control.*" We decided to provide severance benefits to recognize accomplishments of executives supporting the approved strategic plan. The change-in-control arrangements are to assure continuity of "key personnel" in a transition period following a change in control of the Company. None of the employment or severance agreements that we have with our named executive officers require us to provide tax gross-up payments to them in connection with any excise taxes for which they may become liable as a result of receiving severance benefits or other parachute payments within the meaning of Section 280G of the Internal Revenue Code.

IRC Section 162(m) Compliance

As a result of Section 162(m) of the Internal Revenue Code, publicly-traded companies such as the Company are not allowed a federal income tax deduction for compensation, paid to the CEO and the three highest paid executive officers other than the CEO and chief financial officer, to the extent that such compensation exceeds $1 million per officer in any one year and does not otherwise qualify as performance-based compensation. Our 2006 Stock Incentive Plan is structured to enable the compensation deemed paid to an executive officer in connection with the exercise of a stock option to qualify as performance-based compensation that is not subject to the $1 million limitation. Other awards made under the 2006 Stock Incentive Plan may or may not qualify. For instance, restricted stock units granted in fiscal year 2013 are not considered performance-based compensation, and might not be tax deductible upon vesting. In establishing the cash and equity incentive compensation programs for the named executive officers, it is the Compensation Committee's view that the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the Compensation Committee may deem it appropriate to continue to provide one or more named executive officers with the opportunity to earn incentive compensation, including cash incentive programs tied to our financial performance and equity awards, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. It is the Compensation Committee's belief that cash and equity incentive compensation must be maintained at the requisite level to attract and retain the executive officers essential to our financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, the Exchange Act, except to the extent that Immunomedics, Inc. specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended or the Exchange Act.

The Compensation Committee is responsible for evaluating and approving the compensation for the executive officers. Management has primary responsibility for our Company's financial statements and reporting process, including the disclosure of executive compensation. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth above. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly represents the objectives and actions of the Compensation Committee. The Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended June 30, 2013.

The Compensation Committee

Brian A. Markison, Chairman
Marcella LoCastro
Mary E. Paetzold

Summary Compensation Table

The following table shows the total compensation paid or accrued during the fiscal years ended June 30, 2013, 2012 and 2011 to our Chief Executive Officer, our Chief Financial Officer, and our next most highly compensated executive officer who earned more than $100,000 during the fiscal year ended June 30, 2013 (collectively, the "named executive officers"). We did not have any other executive officers for the prior fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Cynthia L. Sullivan	2013	$597,970	$—	$346,000	$370,815	$224,239	—	$ 3,125[2]	$1,542,149
President and Chief Executive	2012	$580,553	$—	$514,500	$ —	$203,194	—	$ 3,062[2]	$1,301,309
Officer	2011	$558,600	$—	$ —	468,480	$167,580	—	$ 3,062[2]	$1,197,722
Dr. David M. Goldenberg	2013	$564,730[3]	$—	$296,522	$317,986	$282,365	—	$153,125[2][4]	$1,614,728
Chairman, Chief Scientific	2012	$545,633[3]	$—	$686,000	$ —	$231,212	—	$482,098[2][4]	$1,944,943
Officer and Chief Medical Officer	2011	$525,000[3]	$—	$ —	585,600	$157,500	—	$153,062[2][4]	$1,421,162
Gerard G. Gorman	2013	$315,366	$—	$ 69,200	$ 74,082	$ 20,000	—	$ 3,125[2]	$ 481,773
SVP Finance and Chief	2012	$306,180	$—	$ 68,600	$ —	$ 40,000	—	$ 3,062[2]	$ 417,842
Financial Officer	2011	$306,180	$—	$ —	93,696	$ 25,000	—	$ 3,062[2]	$ 427,938

(1) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For information regarding assumptions underlying the determination of grant date fair value of option awards in accordance with FASB ASC Topic 718, see Note 6 of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

(2) Includes matching contributions made by us on behalf of each of the named executive officers under our 401(k) plan of $3,125, $3,062, and $3,062 in fiscal years 2013, 2012 and 2011, respectively.

(3) Includes compensation of $78,000, $55,000 and $55,000 received from IBC Pharmaceuticals, our majority owned subsidiary, for services rendered in fiscal years 2013, 2012 and 2011, respectively.

(4) Includes additional incentive compensation payments in the amount of $150,000, $479,036 and $150,000 paid to Dr. Goldenberg pursuant to his employment agreement for the 2013, 2012 and 2011 fiscal years, respectively. See "*Additional Incentive Compensation*" on page 38 of this proxy statement for a discussion of these payments.

Grants of Plan-Based Awards in Fiscal Year 2013

The table below details fiscal year 2013 grants of plan-based awards received for each of the named executive officers. The equity incentive awards granted in August 2013 for fiscal year 2013 performance will appear in next year's proxy statement.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)[2]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3]
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**				
Cynthia L. Sullivan		$—	$298,985	$448,478				
	8/27/12				100,000			$346,000
	8/27/12					183,200	$3.46	$370,815
Dr. David M. Goldenberg		$—	$282,365	$423,548				
	8/27/12				85,700			$296,522
	8/27/12					157,100	$3.46	$317,986
Gerard G. Gorman		$—	$ —	$ —				
	8/27/12				20,000			$ 69,200
	8/27/12					36,600	$3.46	$ 74,082

(1) Represents the range of cash incentive awards that can be earned by the named executive officers if the target and maximum performance targets are achieved. The cash incentive award is prorated if performance levels are achieved between the target and maximum levels. The methodology and performance criteria applied in determining these potential cash incentive award amounts are discussed under "*Compensation Discussion and Analysis—Annual Short-Term Cash Incentives*" on page 33 of this proxy statement. The actual cash incentive award paid to each named executive officer for their 2013 performance is reported as Non-equity Incentive Plan Compensation in the Summary Compensation Table.

(2) Represents equity incentive awards granted in August 2012. A description of the terms of the stock awards was disclosed under "*Compensation Discussion and Analysis—Long-Term Equity Incentive Awards*" on page 39 of the 2012 proxy statement.

(3) Represents the grant date fair value under FASB ASC Topic 718 of equity awards granted in fiscal year 2013. For information regarding assumptions underlying the FASB ASC Topic 718 valuation of equity awards, see Note 6 of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Outstanding Equity Awards at Fiscal Year-End 2013 Table

The following table provides certain summary information concerning outstanding equity awards held by our named executive officers as of June 30, 2013.

		Option Awards(1)					Stock Awards(2)			
Name (a)	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Cynthia L. Sullivan	06/09/2004	150,000			$5.44	06/08/2014				
	06/15/2005	150,000			$1.75	06/14/2015				
	06/14/2006	150,000			$2.63	06/13/2016				
	07/09/2007	100,000			$4.39	07/08/2014				
	07/18/2008	100,000			$2.67	07/17/2015				
	06/10/2009	100,000			$2.50	06/09/2016				
	07/23/2010	137,500	62,500		$3.28	07/22/2017				
	08/24/2011						84,375	459,000		
	08/27/2012		183,200		$3.46	08/26/2019				
	08/27/2012						100,000	544,000		
Dr. David M. Goldenberg ..	06/09/2004	150,000			$5.44	06/08/2014				
	06/15/2005	150,000			$1.75	06/14/2015				
	06/14/2006	150,000			$2.63	06/13/2016				
	07/09/2007	150,000			$4.39	07/08/2014				
	07/18/2008	300,000			$2.67	07/17/2015				
	06/10/2009	325,000			$2.50	06/09/2016				
	07/23/2010	171,875	78,125		$3.28	07/22/2017				
	08/24/2011						112,500	612,000		
	08/27/2012		157,100		$3.46	08/26/2019				
	08/27/2012						85,700	466,208		
Gerard G. Gorman	04/02/2004	30,000			$4.22	04/01/2014				
	06/09/2004	20,000			$5.44	06/08/2014				
	02/10/2005	100,000			$3.24	02/09/2015				
	06/15/2005	50,000			$1.75	06/14/2015				
	06/14/2006	75,000			$2.63	06/13/2016				
	07/09/2007	60,000			$4.39	07/08/2014				
	07/23/2010	27,500	12,500		$3.28	07/22/2017				
	08/24/2011						11,250	61,200		
	08/27/2012		36,600		$3.46	08/26/2019				
	08/27/2012						20,000	108,800		

(1) Except for the stock option grants issued in fiscal years 2013, 2012, 2011, 2010, 2009 and 2008, each stock option grant has been granted under the 2002 Stock Option Plan and has a term of 10 years measured from the grant date and vests ratably, 25% per year, during the first 4 years of service with us measured from the grant date. Each stock option granted in fiscal years 2013, 2012, 2011, 2010, 2009 and 2008 was granted under the 2006 Stock Incentive Plan, has a term of 7 years measured from the grant date and vests ratably, 25% after the first year from the date of grant and 6.25% for each subsequent three-month period, during the first 4 years of service with us measured from its grant date. Upon a change of control, unvested stock options will become fully vested and exercisable on the date on which the change of control occurs if the acquirer does not agree to assume and continue the awards or grant substitute cash retention awards of similar value, measured as of the date of the change of control transaction, to the holders of the stock options. Ms. Sullivan's employment agreement provides for accelerated vesting of her stock options if her employment is involuntarily terminated coincident with or within a limited period of time after a change of control of the Company. Dr. Goldenberg's employment agreement provides for accelerated vesting of his outstanding unvested stock options upon a change of control. In addition, all stock options held by Ms. Sullivan and Dr. Goldenberg will remain exercisable for a period of 24 months following the end of the remaining balance of the term of their employment agreements but not beyond the original term of the stock option.

(2) Stock awards granted to named executive officers have a term of four years from the date of grant and vest ratably, 25% after the first year from date of grant and 6.25% for each subsequent three-month period. Upon a change of control all stock awards held by our named executive officers, if not assumed or continued by the acquiring company or replaced with a cash retention award of like value, will become fully vested on the date on which the change of control occurs. Ms. Sullivan's employment agreement provides for accelerated vesting of her stock awards if her employment is involuntarily terminated coincident with or within a limited period of time after a change of control of the Company. Dr. Goldenberg's employment agreement provides for accelerated vesting of his outstanding unvested stock awards upon a change of control.

Fiscal Year 2013 Option Exercises and Stock Vested Table

The following table provides information regarding the exercise of options and the vesting of restricted stock units for each of the named executive officers during fiscal year 2013.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Cynthia L. Sullivan	—	—	96,875	$317,563
Dr. David M. Goldenberg	—	—	87,500	$283,750
Gerard G. Gorman	—	—	26,875	$ 88,369

Equity Compensation Plans

The following table provides information with respect to our compensation plans under which equity compensation is authorized as of June 30, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	6,215,449	$3.04	4,505,224
Equity compensation plans not approved by security holders	—	—	—
Total	6,215,449	$3.04	4,505,224

Stock Option Plan

All long-term equity incentive awards that we grant to our named executive officers are granted under the terms of our 2006 Stock Incentive Plan. The terms of the equity incentive awards granted to our named executive officers in fiscal year 2013 are discussed under "*Compensation Discussion and Analysis—Long-Term Equity Incentive Awards*" on page 36 of this proxy statement.

Retirement Plan

We maintain a retirement plan established in conformity with Section 401(k) of the Internal Revenue Code of 1986, as amended. All of our employees are eligible to participate in the retirement plan and may, but are not obligated to, contribute a percentage of their salary to the retirement plan, subject to certain limitations. Each year, we may contribute to the retirement plan a percentage of each employee's contribution to the retirement plan, which does not exceed 5.0% of the employee's salary. We may also make an additional contribution to the retirement plan. Employee contributions vest immediately. Our contributions vest 20% after two years from the date of hire and, thereafter, at the rate of 20% per year for the following four years. A participant also becomes fully vested upon death, retirement at age 65 or if they become disabled while an employee. Benefits are paid following termination of employment or upon the occurrence of financial hardship. It is not possible to estimate the benefits that any participant may be entitled to receive under the retirement plan since the amount of such benefits will be dependent upon, among other things, our future contributions, future net income earned by the contributions and forfeitures upon future terminations of employment. For the 2013, 2012 and 2011 fiscal years we have not contributed to the retirement plan in excess of $3,125, $3,062 and $3,062 per year, respectively, for any of our named executive officers.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Cynthia L. Sullivan

Employment Agreement. On July 5, 2011, we entered into a Fourth Amended and Restated Employment Agreement with Ms. Sullivan, (the "Sullivan Agreement").

The term of the Sullivan Agreement (the "Term") began as of July 1, 2011 and will continue until July 1, 2014. The expiration of the Sullivan Agreement in the absence of a successor employment agreement will be treated as a termination of Ms. Sullivan's employment without "cause" (as defined in the Sullivan Agreement) for purposes of the Sullivan Agreement; provided, however, that if we present to Ms. Sullivan, on or before March 1, 2014, a written offer to extend the Term on substantially the same terms and conditions as set forth in the Sullivan Agreement or on terms and conditions that, in the aggregate, are more economically favorable to Ms. Sullivan than as set forth in the Sullivan Agreement, as determined in the good faith discretion of the Compensation Committee, and Ms. Sullivan does not accept such offer, then the expiration of the Sullivan Agreement in the absence of a successor employment agreement will be treated as a voluntary termination of Ms. Sullivan's employment for purposes of the Sullivan Agreement.

Ms. Sullivan's annual base salary for the 2013 fiscal year was $597,970 ("Base Salary"), which is reviewed annually for appropriate increases by our Board of Directors or the Compensation Committee of the Board. On August 16, 2013 the Compensation Committee increased the Base Salary to $618,898 for the 2014 fiscal year. Ms. Sullivan is also eligible to participate in our incentive compensation plan in place for our senior level executives. In addition, Ms. Sullivan is eligible to receive an annual discretionary bonus determined by the Compensation Committee based upon certain performance standards to be determined by the Compensation Committee. Ms. Sullivan's annual bonus target is 50% of her Base Salary, subject to achievement of performance goals, with a potential payout from 0 to 150% of the target amount. Ms. Sullivan will also be eligible to receive equity compensation awards under our 2006 Stock Incentive Plan, or any such successor equity compensation plan as may be in place from time to time.

In the event Ms. Sullivan's employment is terminated without "cause" (as defined in the agreement) or Ms. Sullivan terminates employment for "good reason" (as defined in the agreement), the Sullivan Agreement provides that Ms. Sullivan will be entitled to receive severance payments in an amount equal to the sum of: (x) 200% of her Base Salary in effect at the time of her termination, and (y) 200% of the target bonus established for the fiscal year in which her employment terminates. The severance amount will be paid in monthly installments over the 24-month period following her termination. Ms. Sullivan also will be entitled to receive the annual bonus earned based on actual performance, if any, payable for the fiscal year in which the termination occurs (prorated to reflect her actual period of service during such fiscal year). In addition, we will pay Ms. Sullivan for the incremental cost of maintaining continued medical coverage for herself and her eligible dependents for a period of 18 months following her termination date above the required monthly employee payment for such coverage calculated as if Ms. Sullivan had continued to be an employee of ours throughout such period.

In the event Ms. Sullivan's employment terminates without cause or for good reason within one year following a "change of control" (as defined in the agreement), the Sullivan Agreement provides that Ms. Sullivan will be entitled to receive a lump sum severance payment in an amount equal to the sum of (x) 300% of her Base Salary in effect at the time of her termination and (y) 300% of the target bonus established for the fiscal year in which the date of termination occurs. Ms. Sullivan also will be entitled to receive the annual bonus earned based on actual performance, if any, payable for the fiscal year in which the termination occurs (prorated to reflect her actual period of service during such fiscal year). In addition, for a period of 18 months following such termination, we will pay Ms. Sullivan for the incremental cost of maintaining continued medical coverage for herself and her eligible dependents above the required monthly employee payment for such coverage calculated as if Ms. Sullivan had continued to be an employee of ours throughout such period.

As a condition to payment of the severance described above, Ms. Sullivan is required to execute a written release of any and all claims against the Company and all related parties with respect to all matters arising out of her employment by us, or the termination thereof.

Upon termination without cause or for good reason within one year following a "change of control" (as defined in the agreement), all stock options, restricted stock and other equity rights held by Ms. Sullivan will become fully vested and exercisable. In addition, all stock options held by Ms. Sullivan will remain exercisable for a period of 24 months following the end of the remaining balance of the term of her employment agreement. In no event, however, will the option be exercisable beyond its original term or beyond the extension period permitted under Section 409A of the Internal Revenue Code.

Upon termination due to death or disability, Ms. Sullivan, or her estate, as applicable, will be entitled to the annual bonus earned based on actual performance, if any, payable for the fiscal year in which the termination occurs, prorated for her period of service during that year.

The Sullivan Agreement provides that throughout the Term of the Agreement and for a period of two (2) years thereafter, Ms. Sullivan shall not (i) without the prior written approval of the Board, compete, directly or indirectly, in the United States or Canada, with us in the field of therapeutic antibodies for cancer; or (ii) directly or indirectly solicit any Company customer or employee of the Company. The Sullivan Agreement also provides that Ms. Sullivan shall, during the Term of the Agreement and at all times thereafter, keep confidential all trade secrets and confidential information of the Company. In the event Ms. Sullivan breaches any of the restrictive covenants in the Sullivan Agreement, all severance payments otherwise owed to Ms. Sullivan shall cease immediately.

Dr. David M. Goldenberg

Employment Agreement. On July 5, 2011, we entered into a Third Amended and Restated Employment Agreement with Dr. Goldenberg, (the "Goldenberg Agreement").

The Goldenberg Agreement which is effective July 1, 2011, will continue, unless earlier terminated by the parties, until July 1, 2016.

Dr. Goldenberg's annual base salary under the Goldenberg Agreement was $564,730 for the 2013 fiscal year (the "Base Salary"), which is reviewed annually by our Board or the Compensation Committee. On August 16, 2013, the Compensation Committee increased the Base Salary to $584,495 for the 2014 fiscal year. Dr. Goldenberg also remains eligible to participate in our incentive compensation plans in place for our senior level executives. In connection with his participation in our incentive plan, Dr. Goldenberg's annual bonus target is 50% of his Base Salary, subject to achievement of performance goals, with a potential payout from 0 to 150% of the target amount. Dr. Goldenberg will also be eligible to receive equity compensation awards under our 2006 Stock Incentive Plan or any such successor equity compensation plan as may be in place from time to time, at the discretion of the Compensation Committee.

Under the terms of his employment agreement, Dr. Goldenberg will also be eligible to receive certain additional incentive compensation related to our net income or loss (the "Additional Incentive Compensation"), which remain unchanged from his prior agreement, as follows: With respect to any fiscal year during Dr. Goldenberg's employment in which we record an annual net loss, Dr. Goldenberg will receive as an Additional Incentive Compensation Payment a sum equal to 0.75% of the total Consideration (as defined in the agreement) we receive from any third party transaction, with certain exceptions. In the event we record positive net income with respect to any fiscal year during either the term of Dr. Goldenberg's employment or the 3-year period following termination during which Dr. Goldenberg is subject to non-compete covenants, Dr. Goldenberg will receive a sum equal to 1.5% of our Annual Net Revenue (as defined in the agreement) for each such fiscal year. In accordance with the terms of Dr. Goldenberg's employment agreement, we pay Dr. Goldenberg a minimum of $150,000 during each fiscal year in equal quarterly payments as a credit against any amounts due to Dr. Goldenberg for Additional Incentive Compensation Payments, Lifetime Royalty Payments, described below, and Dispositions of Undeveloped Assets, described below.

In addition to the Additional Incentive Compensation Payments, under the terms of his employment agreement we will pay Dr. Goldenberg for each fiscal year a sum equal to a percentage of the annual Product Royalties (as defined in the agreement) we receive pertaining to the products for which Dr. Goldenberg is an inventor and all products using, related to or derived from products for which Dr. Goldenberg is an inventor. These payments will continue for each Patented Product (as defined in the agreement) for the remaining Life of the Patent (as defined in the agreement) covering each Patented Product ("Patent Lifetime Royalty Payments"). The percentage of Product Royalties that we will pay to Dr. Goldenberg on each Patented Product will be determined based on the percentage of Product Royalties that we must pay to external third parties.

Patent Lifetime Royalty Payments shall be due and owing from us to Dr. Goldenberg (or his estate or designated beneficiaries) throughout the Life of each Patent both during his employment with us and after his employment terminates, except that Patent Lifetime Royalty Payments shall not be payable in the event an arbitrator or court finds that Dr. Goldenberg committed a material breach of his covenants contained in the Goldenberg Agreement. During the term of the Goldenberg Agreement, any quarterly payment of Patent Lifetime Royalty Payments will be paid to Dr. Goldenberg only to the extent that such Patent Lifetime Royalty Payments exceed the quarterly Minimum Payment (as defined in the Goldenberg Agreement) paid to him as described below.

In the event we complete a Disposition (as defined in the Goldenberg Agreement) during the Term of the Goldenberg Agreement, or within three years thereafter, of any one or more of our Undeveloped Assets (as defined in the Goldenberg Agreement) for which Dr. Goldenberg was an Inventor, we will pay Dr. Goldenberg a sum equal to at least twenty percent, or more (as determined by the Board), of the Consideration we receive from each Disposition; provided, however that no such payment shall be due in the event an arbitrator or court finds that Dr. Goldenberg committed a material breach of his covenants contained in the Goldenberg Agreement. Our obligation to compensate Dr. Goldenberg upon Dispositions of Undeveloped Assets applies to all Dispositions completed within the Term of the Goldenberg Agreement or within three years thereafter, even if we actually receive the Consideration at some time after the three year period elapses.

We agree to make a minimum payment of $150,000 (the "Minimum Payments") to Dr. Goldenberg during each of our fiscal years during the Term of the Goldenberg Agreement, payable in equal quarterly payments, as an advance against the amounts due to Dr. Goldenberg as Additional Incentive Compensation, Patent Lifetime Royalty Payments and Dispositions of Undeveloped Assets.

The Goldenberg Agreement provides that in the event we terminate Dr. Goldenberg's employment at any time without Good Cause (as defined in the Goldenberg Agreement) or Dr. Goldenberg resigns for "Good Reason" (as defined in the Goldenberg Agreement), Dr. Goldenberg will be entitled to receive a lump-sum severance payment in an amount equal to three times his Total Annual Compensation for the contract year in which the termination occurs. For this purpose, "Total Annual Compensation" is the sum of Dr. Goldenberg's annual base salary in effect at that time, the target bonus established for the fiscal year in which the date of termination occurs, the Minimum Payments due for that contract year, and the Additional Incentive Compensation. In addition, we will pay Dr. Goldenberg for the incremental cost of maintaining continued medical coverage for himself and any eligible dependents for a period of 24 months following his termination date above the required monthly employee payment for such coverage calculated as if Dr. Goldenberg had continued to be an employee of ours throughout such period. Dr. Goldenberg will also be entitled to any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company. In the event we request that Dr. Goldenberg provide services to us after his employment has terminated, we will pay for the reasonable cost of an office and administrative assistant support for Dr. Goldenberg.

The Goldenberg Agreement also provides that in the event of a Change of Control (as defined in the Goldenberg Agreement), if Dr. Goldenberg terminates his employment upon ninety days prior written notice to the Company or its successor, to be effective not later than the second anniversary of a Change of Control of the Company, Dr. Goldenberg will be entitled to receive a lump sum severance payment in an amount equal to 3.00 times his Total Annual Compensation. In addition, we will pay Dr. Goldenberg for the incremental cost of maintaining continued medical coverage for himself and any eligible dependents for a period of 36 months following his termination date above the required monthly employee payment for such coverage calculated as if Dr. Goldenberg had continued to be an employee of ours throughout such period. Dr. Goldenberg will also be entitled to receive any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company.

We may require Dr. Goldenberg to execute a written release of any and all claims against the Company and all related parties with respect to all matters arising out of Dr. Goldenberg's employment by us, or the termination thereof as a condition to receiving the severance payments described above.

The Goldenberg Agreement provides, consistent with Dr. Goldenberg's prior employment agreement, that upon the occurrence of a Change of Control (as defined in the Goldenberg Agreement), all stock options, restricted stock and other equity rights held by Dr. Goldenberg will become fully vested and/or exercisable, as the case may be, on the date on which the change in control occurs, and all stock options held by Dr. Goldenberg shall remain exercisable, notwithstanding anything in any other agreement governing such options, for a period of twenty-four months following the end of the remaining balance of the Term of the Goldenberg Agreement; provided, however, that in no event will the option be exercisable (a) beyond its original term; or (b) beyond the extension period permitted under Section 409A of the Internal Revenue Code.

The Goldenberg Agreement provides that throughout the Term of the Goldenberg Agreement and for a period of three years thereafter, Dr. Goldenberg shall not (i) without the prior written approval of the Board, compete, directly or indirectly, in the United States or Canada, with us; or (ii) directly or indirectly solicit any Company customer or employee of the Company. The Goldenberg Agreement also provides that Dr. Goldenberg shall, during the Term of the Goldenberg Agreement and at all times thereafter, keep confidential all trade secrets and confidential information of the Company. The Goldenberg Agreement also provides that Dr. Goldenberg may continue to work and be compensated by the Center for Molecular Medicine and Immunology (also known as the Garden State Cancer Center) and the Company majority-owned subsidiary IBC Pharmaceuticals, Inc.

Gerard G. Gorman

On December 17, 2008, we entered into an Amended and Restated Change of Control and Severance Agreement with Mr. Gorman to bring his then-existing agreement into documentary compliance with Section 409A of the Internal Revenue Code. In the event Mr. Gorman was terminated pursuant to an involuntary termination (including his involuntary dismissal or discharge by us other than for cause, or his voluntary resignation within 90 days following the occurrence of certain events) within twelve months following a "change in control" (as defined in the agreement), Mr. Gorman would have received from us (i) a lump-sum payment equal to 200% of his then-current base salary and bonus; (ii) accelerated vesting of all outstanding options such that each outstanding option immediately vests and become exercisable for a specified period; (iii) a lump-sum severance payment equal to the annual bonus earned based on actual performance, if any, payable for the fiscal year in which the termination occurs (prorated to reflect his actual period of service during such fiscal year); and (iv) reimbursement for costs of continued health coverage for a specified period.

However, on September 3, 2013 Mr. Gorman retired as an employee of the Company. In connection with Mr. Gorman's retirement, the Company and Mr. Gorman entered into a Consulting Agreement (the "Consulting Agreement") and Separation from Employment Agreement (the "Separation Agreement" and together with the Consulting Agreement, the "Agreements"), effective September 3, 2013 (the "Effective Date"). In connection with entering into the Agreements, all of Mr. Gorman's rights and benefits under that certain Amended and Restated Change of Control and Severance Agreement, by and between the Company and Mr. Gorman, dated as of December 17, 2008, have been terminated. The material terms of the Agreements are as follows:

- The Company will pay Mr. Gorman his salary, less applicable withholdings and deductions, through the Effective Date.
- The Company will pay Mr. Gorman a total gross payment of $162,413.25, which is the equivalent of 26 weeks of base salary continuation, less applicable withholdings and deductions, payable in equal

installments over the three month period commencing on the first regularly scheduled payroll which is at least ten (10) business days following the Effective Date and will be paid in accordance with the Company's normal payroll cycle.

- The Company shall pay Mr. Gorman a lump-sum payment, less applicable withholdings and deductions, which represents the value of his accrued unused vacation, if any.
- Mr. Gorman shall be entitled to medical, dental and life insurance benefits through October 31, 2013, except as otherwise required by law.
- Mr. Gorman has waived and released any and all claims against the Company.
- All outstanding stock options and restricted stock units (RSUs) held by Mr. Gorman will continue to vest during the term of the Consulting Agreement. Additionally, the Company agrees to extend the time for Mr. Gorman to exercise his outstanding stock options, to the extent they are as of the Effective Date or subsequently become, vested and exercisable, in accordance with the terms of the Separation Agreement.
- Mr. Gorman shall continue to provide services to the Company as needed to ensure a smooth and professional transition of his former duties and responsibilities to the new Chief Financial Officer pursuant to the terms and conditions of the Consulting Agreement. The term of the Consulting Agreement commenced on September 4, 2013 and it is anticipated that the term will end on or about February 28, 2014, unless terminated earlier by either party. For the services to be rendered by Mr. Gorman to the Company pursuant to the Consulting Agreement, the Company agrees to pay Mr. Gorman a per diem fee of $1,327.50 ($177.00 per hour). The Company may terminate the Consulting Agreement at any time, with or without cause. Mr. Gorman may terminate the Consulting Agreement at any time by providing written notice to the Company.
- Further, the Company agreed that during the term of the Consulting Agreement, Mr. Gorman's stock options outstanding at the time of a Change in Control (as defined in the Consulting Agreement), but not otherwise fully exercisable, shall automatically accelerate so that such outstanding stock options shall, immediately prior to the effective date of such Change in Control, become exercisable. Further, the Company agrees that during the term of the Consulting Agreement, Mr. Gorman's outstanding RSUs, to the extent outstanding at the time of a Change in Control but not otherwise vested, shall automatically accelerate so that such outstanding unvested RSUs shall, immediately prior to the effective date of such Change in Control, become fully vested.

None of the employment or severance agreements that we have with our named executive officers require us to provide tax gross-up payments to them in connection with any excise taxes for which they may become liable as a result of receiving severance benefits or other parachute payments within the meaning of Section 280G of the Internal Revenue Code.

Calculation of Potential Payments upon Termination or Change in Control

The following table shows potential payments to our named executive officers under their employment agreements in the form in which those agreements existed as of June 30, 2013, or change in control and severance agreement, as the case may be, for various scenarios involving a change in control or termination of employment as described above for each named executive officer. The data in the table reflects June 28, 2013, the last business day of our 2013 fiscal year as a hypothetical termination date or change in control date and, where applicable, reflects amounts calculated using the closing price of our common stock of $5.44 (as reported on the NASDAQ Global Market for June 28, 2013, the last trading day of our 2013 fiscal year). All defined terms not defined in this section have the meanings set forth in each officer's respective employment agreement or change in control and severance agreement.

Name	Trigger	Salary and Bonus ($)	Health and Welfare Benefits ($)	Stock Award Vesting Acceleration ($) (1)	Office and Secretarial Support ($)	Total ($)
Cynthia L. Sullivan	Termination without Cause or Resignation for Good Reason (before Change in Control)	$2,092,895	$28,583	—	—	$2,121,478
	Termination without Cause or Resignation for Good Reason (following a Change in Control)	$2,989,850	$28,583	$1,500,736	—	$4,519,169
	Expiration or Non-renewal of Employment Agreement by Company	$2,092,895	$28,583	—	—	$2,121,478
	Voluntary Termination	—	—	—	—	—
	Disability	$ 298,985	—	—	—	$ 298,985
	Death	$ 298,985	—	—	—	$ 298,985
Dr. David M. Goldenberg	Termination without Cause or Resignation for Good Reason (before Change in Control)	$3,273,650	$38,110	—	$246,150	$3,557,910
	Termination without Cause or Resignation for Good Reason (following a Change in Control)	$3,273,650	$57,165	$1,558,016	$369,225	$5,258,056
	Expiration or Non-renewal of Employment Agreement by Company	$ 432,365	—	—	—	$ 432,365
	Voluntary Termination	—	—	—	—	—
	Disability	$ 432,365	—	—	—	$ 432,365
	Death	$ 432,365	—	—	—	$ 432,365
Gerard G. Gorman	Termination without Cause or Resignation for Good Reason (before Change in Control)	—	—	—	—	—
	Termination without Cause or Resignation for Good Reason (following a Change in Control)	$ 914,561	$17,262	$ 269,468	—	$1,201,291
	Expiration or Non-renewal of Employment Agreement by Company	—	—	—	—	—
	Voluntary Termination	—	—	—	—	—
	Disability	—	—	—	—	—
	Death	—	—	—	—	—

(1) The amounts reflected in this column assume that all outstanding stock options and other stock-based awards become fully vested and exercisable, as applicable, upon the occurrence of a change of control. In addition, following a change in control, all stock options held by Dr. Goldenberg will remain exercisable for a period of 24 months following the end of the remaining balance of the term of his employment agreement but not beyond the original term of the stock option. Likewise, if Ms. Sullivan's employment is terminated involuntarily coincident with or within one year following a change in control, all of her outstanding stock options will remain exercisable for a period of 24 months following the end of the remaining balance of the term of her employment agreement but not beyond the original term of the stock option.

The amounts shown in the table above and the assumptions upon which those amounts are based provide reasonable estimates of the amounts that would have been due to the named executive officers in the event that any of the circumstances described above had occurred on June 28, 2013. The actual amounts due to the named executive officers upon a triggering event will depend upon the actual circumstances and the then-applicable provisions of the employment agreements, change in control and severance agreement, stock option and restricted stock unit agreements and our stock incentive plans. Gerard G. Gorman, SVP Finance and Chief Financial Officer retired from the Company effective September 3, 2013, at which time all rights and benefits under his change of control agreement were expressly released and waived.

Fiscal Year 2013 Pension Benefits Table

The table disclosing pension benefits is omitted because we do not have any such pension benefit plans.

2013 Non-Qualified Deferred Compensation Table

The table disclosing contributions to and aggregate earnings under or distributions from nonqualified deferred compensation is omitted because we do not have any such nonqualified deferred compensation plans.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain of our affiliates, including members of our senior management and Board of Directors, as well as their respective family members and other affiliates, have relationships and agreements among themselves as well as with us and our affiliates, that create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, our Chairman, Chief Scientific Officer and Chief Medical Officer, Ms. Cynthia L. Sullivan, our President and Chief Executive Officer, and certain companies with which we do business, including the Center for Molecular Medicine and Immunology.

Dr. David M. Goldenberg

Dr. David M. Goldenberg was the founder of our Company 30 years ago and continues to play a critical role in our business. He currently serves as Chairman of our Board of Directors, Chief Scientific Officer and Chief Medical Officer, and he is married to our President and Chief Executive Officer, Ms. Cynthia L. Sullivan. Dr. Goldenberg is a party to a number of agreements with our Company involving not only his services, but also intellectual property owned by him. In addition, Dr. Goldenberg performs services for one of our subsidiaries, IBC Pharmaceuticals, Inc., as well as other businesses with which we are affiliated to varying degrees.

Relationships with The Center for Molecular Medicine and Immunology

We have historically relied upon, to varying degrees, CMMI, a not-for-profit specialized cancer research center, for the performance of certain basic research and patient evaluations, the results of which are made available to us pursuant to a collaborative research and license agreement. CMMI, which is funded primarily by grants from the National Cancer Institute, was located in Belleville, New Jersey. CMMI currently subleases approximately 1,000 square feet of our Morris Plains facility. Dr. Goldenberg is the founder, current President and a member of the Board of Trustees of CMMI. Dr. Goldenberg's employment agreement permits him to spend such time as is necessary to fulfill his duties to CMMI and IBC Pharmaceuticals, Inc., provided that such duties do not materially interfere with his ability to perform any of his obligations under the employment agreement. Certain of our consultants have employment relationships with CMMI, and Dr. Hans Hansen, one of our employees and a former executive officer, is a former adjunct member of CMMI. CMMI's management and fiscal operations are the responsibility of CMMI's Board of Trustees.

We have reimbursed CMMI for expenses incurred on behalf of our Company, including amounts incurred pursuant to research contracts, in the amount of approximately $32,000, $207,000 and $305,000 during the years ended June 30, 2013, 2012 and 2011, respectively. In fiscal years ended June 30, 2013, 2012 and 2011 we incurred $60,000, $68,000 and $61,000, respectively, of legal expenses on behalf of CMMI for patent-related matters. We have first rights to license these patents and may decide whether or not to support them. Any inventions made independently of us at CMMI are the property of CMMI.

IBC Pharmaceuticals

IBC Pharmaceuticals, Inc. ("IBC") is a majority owned subsidiary of Immunomedics.

As of June 30, 2013, the shares of IBC were held as follows:

Stockholder	Holdings	Percentage of Total
Immunomedics, Inc.	5,615,124 shares of Series A Preferred Stock	73.46%
Third Party Investors	628,282 shares of Series B Preferred Stock	8.22%
David M. Goldenberg Millennium Trust	1,399,926 shares of Series C Preferred Stock	18.32%
		100.00%

In the event of a liquidation, dissolution or winding up of IBC, the Series A, B and C Preferred Stockholders of IBC would be entitled to $0.6902, $5.17 and $0.325 per share (subject to adjustment), respectively. The Series A and B stockholders would be paid ratably until fully satisfied. The Series C stockholders would be paid only after the Series A and B stockholders have been fully repaid. These liquidation payments would be made only to the extent the assets of IBC are sufficient to make such payments.

IBC is engaged in the research and development of novel cancer radioimmunotherapeutics using patented pretargeting technologies with proprietary, bispecific antibodies. Certain of our employees, including Dr. Goldenberg and Ms. Sullivan, are also employed by IBC. In his capacity as our Chief Scientific Officer and Chief Medical Officer and Chairman of IBC, Dr. Goldenberg directs the research and development activities for both Immunomedics and IBC. As a result, the development of new intellectual property is allocated to either Immunomedics or IBC and, in some cases is the joint property of Immunomedics and IBC.

In fiscal year 2013, $78,000 of the compensation received by Dr. Goldenberg was compensation for his services to IBC. At June 30, 2013, Dr. Goldenberg was a director of IBC, while Ms. Sullivan, Mr. Gorman and Ms. Phyllis Parker, our Secretary, served as the acting President, Treasurer and Secretary, respectively.

AUDIT COMMITTEE REPORT

The Audit Committee's primary function is to assist the Board of Directors in monitoring the integrity of Immunomedics' financial statements, financial reporting process, systems of internal control and the independence and performance of the independent registered public accounting firm.

The Audit Committee is currently composed of three independent, non-employee directors. The Board of Directors and the Audit Committee believe that the Audit Committee's current member composition satisfies the listing standards of the NASDAQ Global Market that govern audit committee composition, including the requirements that:

- all audit committee members are "independent directors" as that term is defined in such listing standards;
- all audit committee members are able to read and understand fundamental financial statements; and
- at least one audit committee member is financially sophisticated.

The Audit Committee operates under a written charter adopted by the Audit Committee that reflects standards contained in the NASDAQ listing standards. The Audit Committee has reviewed and updated the charter annually. The amended charter was reviewed and reassessed to be in compliance with the applicable NASDAQ and SEC rules. A complete copy of the current charter can be found on our website at www.immunomedics.com.

The Audit Committee has reviewed and discussed with management and the independent registered public accounting firm Immunomedics' audited financial statements as of and for the year ended June 30, 2013.

The Audit Committee has also reviewed and discussed with management and the independent registered public accounting firm management's assessment that Immunomedics maintained effective internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

The Company has adopted a Code of Ethics for its senior financial officers which the Audit Committee believes is compliant with the SEC Regulation S-K Item 406.

In general, Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board, requires the independent registered public accounting firm to provide the Committee with additional information regarding the scope and results of the audit, including:

- the independent registered public accounting firm's responsibilities under generally accepted auditing standards;
- the independent registered public accounting firm's judgments about the quality of Immunomedics' accounting principles;
- the adoption of, or a change in, accounting policies;
- sensitive accounting estimates;
- accounting for significant unusual transactions and for controversial or emerging areas;
- significant audit adjustments;
- unadjusted audit differences considered to be immaterial;
- other information in documents containing audited financial statements;

- total fees for management consulting services and types of services rendered;
- disagreements with management on financial accounting and reporting matters;
- major issues discussed with management prior to retention;
- consultation with other accountants;
- difficulties encountered in performing the audit; and
- material errors, fraud and illegal acts.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by this proxy statement.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered accounting firm the independent registered accounting firm's independence. When considering the independent registered public accounting firm's independence, the Audit Committee considered whether their provision of services to Immunomedics beyond those rendered in connection with their audit and review of Immunomedics' consolidated financial statements was compatible with maintaining their independence and discussed with the auditors any relationships that may impact their objectivity and independence. The Audit Committee also reviewed, among other things, the amount of fees paid to the auditors for audit services in fiscal 2013. Information about the auditors' fees for fiscal year 2013 is listed below in this proxy statement under "Independent Registered Public Accounting Firm." Based on these discussions and considerations, the Audit Committee is satisfied as to the independent registered public accounting firm's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in Immunomedics' Annual Report on Form 10-K for the year ended June 30, 2013.

The Audit Committee has also selected KPMG LLP as Immunomedics' independent registered public accounting firm for the fiscal year ending June 30, 2014.

The Audit Committee

Mary E. Paetzold, Chairperson
Marcella LoCastro
Don C. Stark

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected, with the approval of the Board of Directors, the firm of KPMG LLP as Immunomedics' independent registered public accounting firm for fiscal 2014. Ernst & Young LLP had served as our independent registered public accounting firm from July 1, 2002 to June 30, 2013.

Representatives of KPMG LLP are expected to be present at the meeting and will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders. However, representatives of Ernst & Young are not expected to be present at the meeting and therefore will not have the opportunity to make a statement and will also not be available to respond to appropriate questions from stockholders.

Audit and Other Fees

These tables show fees for professional audit services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended June 30, 2013 and June 30, 2012, and fees billed to us for other services rendered by Ernst & Young LLP during those periods:

	2013	2012
Audit Fees(1):	$497,000	$408,000
Audit-Related Fees(2):	35,000	35,000
Tax Fees:	—	—
All Other Fees:	—	—
Total	$532,000	$443,000

(1) Audit fees include fees for audit work performed in the review of the financial statements, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, consents, statutory audits, and attestation and consulting services regarding financial accounting and/or reporting standards.
(2) Audit fees are for services provided by Ernst & Young LLP related to the audit of our grant fund proceeds received from the U.S. Department of Health and Human Services.

Disagreements with Accountants on Accounting and Financial Disclosure

None.

Appointment of Independent Registered Public Accounting Firm and Pre-Approval of Audit and Non-Audit Services

The Audit Committee charter requires approval of all audit services to be performed by our independent registered public accounting firm.

Prior to engaging Ernst & Young LLP to render the above services, and pursuant to its charter, the Audit Committee approved the engagement for each of the services and determined that the provision of such services by the independent registered public accounting firm was compatible with the maintenance of Ernst & Young LLP's independence in the conduct of its auditing services.

The Audit Committee will use the following procedures for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm will submit a detailed description of services expected to be rendered during that year within each of four categories of services to the Audit Committee for approval.

1. Audit Services include audit work performed on the financial statements, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. Audit-Related Services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits and special procedures required to meet certain regulatory requirements.

3. Tax Services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax related activities, primarily in the area of corporate development; supporting other tax related regulatory requirements; and tax compliance and reporting.

4. Other Services are those associated with services not captured in the other categories.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category. The fees are budgeted and the Audit Committee requires the independent registered public accounting firm to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated the Audit Committee Chairperson pre-approval authority of up to $20,000.

ADDITIONAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of the common stock and any other equity securities issued by us. Executive officers, directors and greater than 10% beneficial owners are required by the SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of copies of such reports furnished to us, there has been compliance with all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners. There were no transactions in the fiscal year ended June 30, 2013, by such persons that were not timely reported under Section 16(a).

Stockholder Proposals for Fiscal 2014 Annual Meeting

To be considered for inclusion in the proxy statement relating to our Annual Meeting of Stockholders to be held in 2014, stockholder proposals must be received no later than June 27, 2014. If we do not receive notice of any matter to be considered for presentation at the Annual Meeting, although not included in the proxy statement, by September 10, 2014, management proxies may confer discretionary authority to vote on the matters presented at the Annual Meeting by a stockholder in accordance with Rule 14a-4 under the Exchange Act. All stockholder proposals should be sent to the attention of Corporate Secretary, Immunomedics, Inc., 300 The American Road, Morris Plains, New Jersey 07950.

Householding of Meeting Materials

We have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, stockholders of record who have the same address and last name and have not previously requested electronic delivery of proxy materials will receive a single envelope containing the Notice for all stockholders having that address. The Notice for each stockholder will include that stockholder's unique control number needed to vote his or her shares. This procedure will reduce our printing costs and postage fees. If, in the future, you do not wish to participate in householding and prefer to receive your Notice in a separate envelope, please contact the Investor Relations Department at Immunomedics, Inc., 300 The American Road, Morris Plains, New Jersey, 07950, or email Investor Relations at investor@immunomedics.com. We will respond promptly to such requests.

For those stockholders who have the same address and last name and who request to receive a printed copy of the proxy materials by mail, we will send only one copy of such materials to each address unless one or more of those stockholders notifies us, in the same manner described above, that they wish to receive a printed copy for each stockholder at that address.

Beneficial stockholders can request information about householding from their banks, brokers or other holders of record.

On behalf of the Board of Directors,



PHYLLIS PARKER, *Secretary*

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2013 (other than the exhibits thereto) filed with the SEC, which provides additional information about us, is available on the Internet at *www.sec.gov or www.proxyvote.com* and is available in paper form to beneficial owners of our common stock without charge upon written request to Investor Relations, Immunomedics, Inc., 300 The American Road, Morris Plains, New Jersey 07950.

APPENDIX A

IMMUNOMEDICS, INC.
AMENDED AND RESTATED CHARTER
OF THE AUDIT COMMITTEE

I. STATUS

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Immunomedics, Inc. (the "Company").

II. PURPOSE

The Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The purpose of the Committee is: (1) to oversee the accounting and reporting processes of the Company and the audits of the financial statements of the Company; (2) to interact directly with, and evaluate the qualifications, performance and independence of, the Company's independent registered public accounting firm; (3) to assist the Board as appropriate in connection with the Board's responsibilities in overseeing the Company's compliance with legal and regulatory requirements; and (4) to take appropriate action in connection with the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.

III. COMPOSITION; MEETINGS AND OPERATIONS

The Committee shall consist of at least three directors who shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee of the Board. Each member of the Committee, in the judgment of the Board, shall be an "independent director" of the Company as that term is defined by the Sarbanes-Oxley Act of 2002 (the "S-O Act"), Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 10A-3(b)(1) of the Exchange Act, the rules of The NASDAQ Global Market, and any other law, rule or regulation applicable to the Company. No member of the Committee shall have participated in the preparation of the financial statements of the Company or any of its subsidiaries at any time during the past three years.

All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand the Company's financial statements, including its balance sheet, income statement and cash flow statement. In addition, at least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including serving or having served as a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Also, at least one member of the Committee shall qualify as an "audit committee financial expert" as that term is defined in the S-O Act and the final rules promulgated thereunder and as determined by the Board.

Committee members and a Chairperson of the Committee shall be appointed by the Board. If a Committee Chairperson is not designated or present, the members of the Committee may designate a Chairperson by majority vote of the Committee membership.

A majority of the Committee shall constitute a quorum for the transaction of business. The Committee may act by a majority vote of the members present at a duly constituted meeting of the Committee. In the absence or disqualification of a member of the Committee, the members present, whether or not they constitute a quorum, may unanimously appoint another independent member of the Board to act at the meeting in the place of an absent or disqualified member. In the event of a "tie" vote on any issue voted upon by the Committee, the Committee Chairperson's vote shall decide the issue.

The Committee shall meet, in person or telephonically, at least four times annually, or more frequently as circumstances dictate. The Committee Chairperson shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent registered public accounting firm and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee shall make regular reports to the full Board.

The Committee shall have the authority to conduct any investigation appropriate to fulfilling its duties and responsibilities, and shall have direct access to the Company's independent registered public accounting firm as well as anyone in the Company. The Committee has the ability to retain and pay, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent registered public accounting firm for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and to any advisors employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall have the authority to delegate to one or more members of the Committee the authority to pre-approve audit and permitted non-audit services. Such members must report grants of pre-approval to the full Committee at its next scheduled meeting. In addition, the Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee to attend a Committee meeting and to provide such pertinent information as may be requested by the Committee.

IV. RESPONSIBILITIES AND DUTIES

The Committee's role is one of oversight. While the Committee has the responsibilities set forth in this Charter, the Committee relies on the expertise and knowledge of management and the independent registered public accounting firm in carrying out its oversight responsibilities. Management is responsible for determining that the Company's financial statements are complete and accurate and are prepared in accordance with generally accepted accounting principles ("GAAP"). The independent registered public accounting firm is responsible for auditing the Company's financial statements. It is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with GAAP.

In carrying out its duties and responsibilities, the Committee shall:

Financial Reporting

1. Review with management and the independent registered public accounting firm the Company's year-end audited financial statements to determine whether to recommend to the Board that the Company's audited financial statements be filed with the SEC in its Annual Report on Form 10-K.
2. Discuss the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," with management and the independent registered public accounting firm.
3. Review with the independent registered public accounting firm and financial and accounting personnel: (i) significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative GAAP methods on the Company's financial statements, and the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company, and (ii) the adequacy and

effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

4. Review and discuss reports from the independent registered public accounting firm regarding: (i) all critical accounting policies and practices to be used; (ii) all alternative treatments within GAAP for policies and procedures related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent registered public accounting firm; (iii) other material written communications between the independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences; and (iv) any significant disagreements with management.

5. In consultation with management and the independent registered public accounting firm, consider the integrity of the Company's financial reporting processes, internal controls and disclosure controls and procedures. Discuss the Company's policies for financial risk assessment and management, including the Company's significant financial risk exposures and the steps management has taken to monitor, control and report such exposures.

6. Review with management and the independent registered public accounting firm the Company's quarterly financial information prior to the filing with the SEC of the Company's Quarterly Report on Form 10-Q.

7. Discuss generally (*i.e.*, the nature of information to be presented and the type or form of presentation to be made in) the Company's earnings press releases.

8. Review and discuss with management, and the independent registered public accounting firm, the attestation report provided by the independent registered public accounting firm.

9. On a quarterly basis, review and discuss with the independent registered public accounting firm and management (including the Company's Chief Executive Officer and Chief Financial Officer), as appropriate, the following:

   (a) the certifications of the principal executive officer and principal financial officer required to be made in connection with the Company's periodic reports under the Exchange Act and the S-O Act;

   (b) all significant deficiencies in the design or operation of internal controls over financial reporting which could adversely affect the Company's ability to record, process, summarize and report financial data, including any material weaknesses in internal controls over financial reporting identified by the Company's independent registered public accounting firm;

   (c) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting; and

   (d) any significant changes in internal controls over financial reporting or in other factors that could significantly affect internal controls over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

10. Consider important trends and developments in financial reporting practices as the Committee may, in its discretion, determine to be advisable. The Committee may seek guidance from expert advisors in evaluating such developments.

11. Prepare the annual Audit Committee Report required by Item 407(d) of Regulation S-K to be included where necessary in the Company's proxy statement relating to its annual meeting of stockholders.

12. Review all "related party transactions" (defined as transactions required to be disclosed pursuant to Item 404 of Regulation S-K) on an ongoing basis, and all such transactions must be approved by the Committee.

Independent Registered Public Accounting Firm

13. Be directly responsible for the appointment, retention, termination, compensation and oversight of any registered public accounting firm engaged to prepare or issue an audit report on the Company's financial statements or perform other audit, review or attest services for the Company (including resolution of disagreements between management and the registered public accounting firm regarding financial reporting).

14. Have ultimate authority to approve all audit engagement fees and terms of the engagement of the independent registered public accounting firm, who shall report directly to the Committee.

15. Review and evaluate the experience, qualifications and performance of the senior members of the independent registered public accounting firm on an annual basis

16. On an annual basis, ensure receipt from the independent registered public accounting firm of a formal written statement delineating all relationships between the auditors and the Company, consistent with applicable requirements of the Public Company Accounting Oversight Board, and actively engage in a dialogue with the registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the registered public accounting firm, and take, or recommend that the full Board take, appropriate action to oversee the independence of the independent registered public accounting firm. The Committee shall confirm the regular rotation of the lead audit partner and reviewing partner as required by Section 203 of the S-O Act.

17. Review and pre-approve all audit, review, attest and non-audit services not prohibited by Section 201 of the S-O Act (as codified in Section 10A(g) of the Exchange Act) and the final rules promulgated thereunder to be provided by the independent registered public accounting firm (except those services that satisfy the *de minimis* exception set forth in Section 10A(i) of the Exchange Act). As described in this Charter under "Composition; Meetings and Operations," the Committee has the authority to delegate this pre-approval responsibility to one or more members of the Committee.

18. Review and discuss the independent registered public accounting firm's audit plan, including responsibilities, scope, budget, staffing, locations, reliance upon management and general audit approach.

19. Prior to releasing the Company's year-end earnings, discuss the results of the audit with the independent registered public accounting firm.

20. Discuss with the independent registered public accounting firm any matters required to be communicated to the Committee by Statement on Auditing Standards ("SAS") No. 61, as amended by SAS No. 90, relating to the conduct of the audit. Such discussion should include any changes required in the planned scope of the audit and any matters communicated by the independent registered public accounting firm to management which the auditors view as material weaknesses and reportable conditions of material inadequacies as those terms are generally understood by the accounting profession or regulators.

21. Consider the independent registered public accounting firm's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

22. Periodically review the independent registered public accounting firm to assure that all partners who perform audit services for the Company have not performed audit services for the Company in any of the years prohibited by applicable laws and regulations and, if necessary, take appropriate action regarding the independent registered public accounting firm, including removal and replacement.

23. Review the hiring by the Company of employees or former employees of the independent registered public accounting firm. In addition, the Committee shall pre-approve the hiring of any employee or former employee of the independent registered public accounting firm (within the preceding three fiscal years) for senior positions within the Company, regardless of whether that person was a member

of the Company's audit team. Notwithstanding the foregoing, the Company will not hire any person if the employment of such person would result in the Company's current independent registered public accounting firm not being independent (as defined under Item 2-01 of Regulation S-X).

Legal Compliance

24. Review with management and/or outside legal counsel, as appropriate, any legal and regulatory matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.
25. Timely report any non-audit service(s) being performed by the independent registered public accounting firm to the Company's Chief Financial Officer (or such employee of the Company that performs a similar function or is designated by such officer for this purpose) so that such information may be disclosed in the Company's SEC filings as necessary.

Other Responsibilities

26. Review and reassess the adequacy of this Charter at least annually. Submit any proposed changes to the Charter to the Board for approval. Ensure inclusion of this Charter in the Company's annual proxy statement at least once every three years or as required by SEC regulations.
27. Take appropriate action in connection with the report required by the rules of the SEC to be included in the Company's annual proxy statement (and any other required reports).
28. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.
29. Review, and update periodically, in consultation with the Company's Nominating and Corporate Governance Committee, the Company's Business Conduct Guidelines and ensure that management has established a system to enforce such guidelines.
30. Meet separately, periodically with management and the independent registered public accounting firm.
31. Maintain minutes of meetings and periodically report to the full Board on significant results of the foregoing activities.
32. Perform any other activities consistent with this Charter, the Company's bylaws and governing law as the Committee or the Board deems necessary or appropriate.
33. Perform an annual self-assessment of the Committee's performance.

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APPENDIX B

IMMUNOMEDICS, INC.
AMENDED AND RESTATED CHARTER
OF THE COMPENSATION COMMITTEE

I. Membership

The Compensation Committee (the "Committee") is annually appointed by the Board of Directors (the "Board") of Immunomedics, Inc. (the "Company"). The Committee shall consist of two or more directors all of whom shall be independent (as determined by the Board acting with the advice of legal counsel) in accordance with applicable law and the rules of The NASDAQ Global Market, or such other exchange on which the Company's common stock is then listed. In this regard, a person may serve on the Committee only if the Board determines that he or she: (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"); and (iii) is "independent" in accordance with the listing standards of The NASDAQ Global Market. The Board shall designate a member of the Committee to serve as the Committee's Chair.

II. Meetings

The Committee shall meet at least once per fiscal year and at such other times as it determines to be necessary or appropriate. The Committee shall prepare minutes of each meeting and report to the Board at the next meeting of the Board following each such Committee meeting. The Committee may adopt such rules and procedures for the conduct of its affairs as it deems necessary or appropriate. These must be consistent with the Company's Bylaws. A majority of the members of the Committee shall constitute a quorum. The Committee may designate one or more of the members to act for the Committee for specific actions. The Committee may form and delegate such authority of the Committee as it deems appropriate to one or more subcommittees, subject to the applicable requirements of the exemptions from Section 16(b) of the Exchange Act and Section 162(m).

III. Responsibilities

The Committee shall:

1. Review and approve periodically a general compensation policy and salary structure for management and all other employees of the Company and its subsidiaries, which takes into consideration, among other things, business and financial objectives, industry and labor market best pay practices, peer company practices, competitive pressures and such other information as may be deemed appropriate by the Committee.
2. Recommend to the Board an executive compensation policy that is designed to:
    - support overall business strategies and objectives,
    - attract, retain and motivate key executives,
    - link compensation with business objectives and organizational performance,
    - align executive officers' interests with those of the Company's stockholders, and
    - provide competitive compensation opportunities.
3. Review the job performance of and approve the base salary and all salary changes for (a) the Chief Executive Officer and the President, and (b) with the involvement of the Chief Executive Officer and the President, the other officers of the Company, including, as applicable, review of performance target goals established from time to time at the beginning of a performance period and determination of whether performance goals have been achieved at the end of a performance period. Any deliberations or decisions relating to the compensation of the Chief Executive Officer or the President shall be made outside the presence of the Chief Executive Officer or the President, as applicable.

4. Approve bonus, profit sharing, stock options, restricted stock awards and other incentive compensation of the Chief Executive Officer and other officers of the Company. After consultation with senior management, approve, in the aggregate, stock options, other equity compensation and annual bonuses for all other employees.
5. Engage independent compensation consultants or outside legal consultants as necessary or appropriate to advise the Committee and shall be directly responsible for the appointment, compensation and oversight of such consultant's work. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such consultants as established by the Committee. The Committee shall conduct the independence analysis and consider the factors described in Rule 10C-1 promulgated under the Exchange Act before retaining compensation consultants, legal consultants, accounting consultants or other experts.
6. Review and approve incentive compensation plans, changes to existing incentive compensation plans and the operating rules under the Company's incentive compensation plans, and recommend, where appropriate, Board approval of such plans. Review the non-employee or independent directors' compensation program for competitiveness and plan design and recommend changes as appropriate to the Board. The Committee shall approve any inducement awards granted in reliance on the exemption from stockholder approval contained in NASDAQ Rule 5635(c)(4).
7. Evaluate whether the Company's incentive compensation plans encourage undue risk-taking by the Company's Chief Executive Officer, President or any other officers and review the requisite disclosure in the Company's Annual Report on Form 10-K or annual proxy statement on Schedule 14A.
8. Administer the Company's equity-based plans.
9. Review and discuss annually with management the Company's "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K ("CD&A").
10. Consider annually whether to recommend to the Board that the CD&A be included in the Company's Annual Report on Form 10-K, annual proxy statement on Schedule 14A or information statement on Schedule 14C.
11. Prepare the annual Compensation Committee Report required by Item 407(e)(5) of Regulation S-K. The Committee shall annually prepare a report on executive officer compensation as required by the Securities and Exchange Commission (the "Commission") under the Exchange Act to be included in the Company's annual proxy statement or Annual Report on Form 10-K filed with the Commission.
12. Review its Charter annually and undertake additional activities within the scope of its Charter as the Committee may from time to time determine.
13. Act on behalf of the Board on compensation matters that require action between regularly scheduled Board meetings.
14. Perform an annual self-assessment of the Committee's performance.

APPENDIX C

IMMUNOMEDICS, INC.
AMENDED AND RESTATED CHARTER
OF THE GOVERNANCE AND NOMINATING COMMITTEE

I. Purpose

The Governance and Nominating Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Immunomedics, Inc. (the "Company") to:

- With the assistance of management, assure that the Board and the Company maintain a standard of corporate governance that conforms to the rules and regulations of the Securities and Exchange Commission and the NASDAQ Global Market;
- Review and provide advice and guidance with respect to the Company's corporate governance guidelines and other policies and procedures relating to corporate governance developed by management in consultation with legal counsel and recommend approval, as applicable, by the Board;
- Review the Company's existing corporate governance guidelines, policies and procedures, and periodically review legal and other developments relating to such guidelines, policies and procedures in consultation with the Audit Committee and legal counsel as appropriate;
- Lead the Board in its annual review of the Board's and its committees' performance;
- Identify qualified individuals to become Board members, and recommend to the Board the director nominees for the next annual meeting of stockholders;
- Recommend nominees for each committee of the Board; and
- Review the recommendations made by the CEO of individuals to serve in the senior executive officer positions of the Company, in consultation with the Compensation Committee as necessary or appropriate, and make recommendations to the Board.

II. Membership

The Committee shall consist of at least two of the members of the Board. All of the members of the Committee shall be independent (as determined by the Board acting with the advice of legal counsel) in accordance with the rules of the NASDAQ Global Market. The Board shall appoint the members of the Committee, each of whom shall serve on the Committee until the earlier of such member's (i) removal by the Board or (ii) death or resignation. The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee deems appropriate, provided any such subcommittee is composed entirely of independent directors as defined under the then-current listing standards of the NASDAQ Global Market. The subcommittee may consist of one independent director. The Board shall designate a member of the Committee to serve as the Committee's Chair.

III. Meetings

The Committee shall meet as often as its members deem necessary to perform the Committee's responsibilities or as otherwise required by the Board. A majority of the members of the Committee shall constitute a quorum for the transaction of business at any meeting of the Committee. The act of a majority of the Committee members present at a meeting shall be the act of the Committee. Members of the Committee may participate in a meeting by means of a conference telephone or similar communications equipment provided that all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

The Chair of the Committee or any two members of the Committee (if there are at least two members of the Committee at such time) may fix the time and place of the Committee's meeting, unless the Board shall otherwise provide. In the absence of any member of the Committee, the Committee's members who are present at any meeting of the Committee, whether or not they constitute a quorum, may appoint another director to act in the place of the Committee member who is not present at such meeting, provided that the Board determines that such other director is an independent director in accordance with applicable law, the then-current rules of the NASDAQ Global Market and this Charter.

IV. Authority and Responsibilities

Corporate Governance:

The Committee shall:

- Receive comments from all directors and report annually to the Board with an assessment of the Board's performance, to be discussed with the full Board following the end of each fiscal year;
- Recommend policies on Board composition, such as the size of the Board, the desired mix of senior executives, persons with a significant relationship to the senior executives and persons without such a relationship, and the desired areas of expertise and levels of experience to be required of the Company's independent directors;
- Review key personnel and management succession plans, including a review of the qualifications for and candidates to fill vacancies in senior executive offices of the Company (as recommended by management);
- Review and reassess, as necessary, the adequacy of the Company's corporate governance guidelines and other policies and procedures relating to corporate governance, as developed and prepared by management or recommended by legal counsel, and make recommendations to the Board regarding implementation and modification of such guidelines, policies and procedures;
- Review and recommend to the Board for approval the Company's Code of Business Conduct;
- In consultation with the Compensation Committee of the Board, advise on changes in Board compensation;
- Review the direct and indirect relationships of members of the Board with the Company or its management and assisting the Board with its determination of the independence of its members;
- Make recommendations on the structure of Board meetings; and
- Review the functions of the Company's senior executives and make recommendations on changes.

Nominating:

The Committee shall:

- Establish and periodically review the criteria and qualifications for membership on the Board, including the diversity of the professional experience, education and skills, as well as diversity of origin, for Board members and prospective nominees and, in consultation with legal counsel, ensure the proper disclosure of such criteria and qualifications and considerations of diversity in the Company's annual proxy statement;
- Review the qualifications, including capability, availability to serve, conflicts of interest, and other relevant factors, of and recommend to the Board nominees for election to the Board at each annual meeting of stockholders and fill vacancies on the Board;

- Establish policies and procedures for stockholders to introduce and recommend to the Board nominees for election as directors, including the appropriate public disclosure of such policies and procedures, review timely nominations for election of directors received from stockholders and ensure that such stockholders are advised of any final action taken by the Board with respect thereto;
- Recommend to the Board the composition of each committee of the Board, including recommendations for the Chair of each committee;
- Have the sole authority to retain and terminate any search firm to be used to identify director candidates and have the sole authority to approve the search firm's fees and other retention terms; and
- Have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

General:

The Committee shall:

- Make regular reports to the Board concerning the Committee's activities;
- Annually review its own performance; and
- With the assistance of legal counsel as appropriate, review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

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